604 Page 1 23-Jan-2025 To Company Name/Scheme ACN/ARSN 1. Details of substantial holder (1) Name ACN/ARSN (if applicable) There was a change in the interests of the 21/01/2025 substantial holder on The previous notice was given to the company on 25/04/2024 The previous notice was dated 23/04/2024 2. Previous and present voting power The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows: Class of securities (4) 3. Changes in relevant interests Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows: Date of change Consideration given in relation to change (7) Person's votes affected 4.Present relevant interests Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows: Holder of relevant interest Person's votes STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. 21,712 Ordinary 21,712 STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. 488,368 Ordinary 488,368 STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. 33,922 Ordinary 33,922 STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. 94,803 Ordinary 94,803 STATE STREET GLOBAL ADVISORS ASIA LIMITED 24,731 Ordinary 24,731 STATE STREET GLOBAL ADVISORS ASIA LIMITED 18,145 Ordinary 18,145 STATE STREET GLOBAL ADVISORS ASIA LIMITED 9,287 Ordinary 9,287 STATE STREET GLOBAL ADVISORS ASIA LIMITED 14,138 Ordinary 14,138 STATE STREET GLOBAL ADVISORS ASIA LIMITED 25,050 Ordinary 25,050 STATE STREET GLOBAL ADVISORS EUROPE LIMITED 8,427 Ordinary 8,427 STATE STREET GLOBAL ADVISORS EUROPE LIMITED 47,507 Ordinary 47,507 27,477,102 Nature of relevant interest (6) Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Annexure A, B & C Person entitled to be registered as holder (8) RIO TINTO LIMITED n/a n/a Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Form 604 Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Ordinary Registered holder of securities JPMorgan AG n/a JPMorgan AG Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee n/a Brown Brothers Harriman and Co State Street Bank and Trust Co Caceis Bank Luxembourg n/a Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee n/a n/a Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Corporations Act 2001 Voting power (5) Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee JPMorgan AG Bank of New York Mellon Section 671B Previous notice Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Voting power (5) Person’s votes State Street Corporation and subsidiaries named in paragraph 6 to this form Present notice Class and number of securities affected 31,424,591 Class and number of securities 8.47% n/a State Street Bank and Trust Co n/a Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Notice of change of interests of substantial holder Person’s votes Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee 004 458 404 Nature of change (6) Person whose relevant interest changed Sumitomo Trust and Banking Co USA 7.40% Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Citibank NA n/a Northern Trust Company n/a EXHIBIT 99.10

604 Page 2 23-Jan-2025 STATE STREET GLOBAL ADVISORS EUROPE LIMITED 289,195 Ordinary 289,195 STATE STREET GLOBAL ADVISORS EUROPE LIMITED 18,244 Ordinary 18,244 STATE STREET GLOBAL ADVISORS EUROPE LIMITED 5,921 Ordinary 5,921 STATE STREET GLOBAL ADVISORS EUROPE LIMITED 159,546 Ordinary 159,546 STATE STREET GLOBAL ADVISORS EUROPE LIMITED 65,940 Ordinary 65,940 STATE STREET GLOBAL ADVISORS EUROPE LIMITED 174,491 Ordinary 174,491 STATE STREET BANK AND TRUST COMPANY 6,164 Ordinary 6,164 STATE STREET BANK AND TRUST COMPANY 443,600 Ordinary 443,600 STATE STREET BANK AND TRUST COMPANY 10,987 Ordinary 10,987 STATE STREET BANK AND TRUST COMPANY 2,538 Ordinary 2,538 STATE STREET BANK AND TRUST COMPANY 18,297 Ordinary 18,297 STATE STREET BANK AND TRUST COMPANY 18,638 Ordinary 18,638 STATE STREET BANK AND TRUST COMPANY 12,897 Ordinary 12,897 STATE STREET BANK AND TRUST COMPANY 30,578 Ordinary 30,578 STATE STREET BANK AND TRUST COMPANY 64,050 Ordinary 64,050 STATE STREET BANK AND TRUST COMPANY 13,963 Ordinary 13,963 STATE STREET BANK AND TRUST COMPANY 18,251 Ordinary 18,251 n/a MALTA PENSION INVESTMENTS Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee SEA1 MANAGED PENSION FUNDS LIMITED n/a For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest Nykredit Bank A.S JP MORGAN ASSET MANAGEMENT (CANADA) INC. MANAGED PENSION FUNDS LIMITED n/a MALTA PENSION INVESTMENTS SA FUNDS- INVESTMENT TRUST For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee UBS AG UBS (LUX) FUND SOLUTIONS CONFIDENTIAL CLIENT- C JP MORGAN ASSET MANAGEMENT (CANADA) INC. STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest Northern Trust Company For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest SA FUNDS- INVESTMENT TRUST VALIC Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Bank of New York Mellon VALIC n/a VANECK ETF FUNDS For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest State Street Bank and Trust Co UBS (LUX) FUND SOLUTIONS n/a AWARE SUPER PTY LTD AS TRUSTEE OF THE AWARE SUPER For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest AWARE SUPER PTY LTD AS TRUSTEE OF THE AWARE SUPER BNP Paribas CONFIDENTIAL CLIENT- C n/a STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest SEA1 Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest VANECK ETF FUNDS

604 Page 3 23-Jan-2025 STATE STREET BANK AND TRUST COMPANY 10,276 Ordinary 10,276 STATE STREET BANK AND TRUST COMPANY 10,041 Ordinary 10,041 STATE STREET BANK AND TRUST COMPANY 2,737 Ordinary 2,737 STATE STREET BANK AND TRUST COMPANY 108,131 Ordinary 108,131 STATE STREET BANK AND TRUST COMPANY 5,926 Ordinary 5,926 STATE STREET BANK AND TRUST COMPANY 13,517 Ordinary 13,517 STATE STREET BANK AND TRUST COMPANY 3,666 Ordinary 3,666 STATE STREET BANK AND TRUST COMPANY 13,946 Ordinary 13,946 STATE STREET BANK AND TRUST COMPANY 8,840 Ordinary 8,840 STATE STREET BANK AND TRUST COMPANY 536,256 Ordinary 536,256 STATE STREET BANK AND TRUST COMPANY 96,444 Ordinary 96,444 STATE STREET BANK AND TRUST COMPANY 1,896 Ordinary 1,896 STATE STREET BANK AND TRUST COMPANY 3,754 Ordinary 3,754 STATE STREET BANK AND TRUST COMPANY 34,363 Ordinary 34,363 STATE STREET BANK AND TRUST COMPANY 142,871 Ordinary 142,871 STATE STREET BANK AND TRUST COMPANY 82,799 Ordinary 82,799 TEACHER RETIREMENT SYSTEM OF TEXAS RETIREMENT SYSTEMS OF ALABAMA LOS ANGELES COUNTY EMPLOYEES RETIREMENT ASSOCIATION CONFIDENTIAL CLIENT ASIA A For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest GMO BENCHMARK FREE FUND STATE STREET BANK AND TRUST COMPANY SSGA FUNDS For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan SSGA FUNDS ALBERTA INVESTMENT MANAGEMENT - ALBERTA FINANCE For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan ALBERTA INVESTMENT MANAGEMENT - ALBERTA FINANCE STATE STREET BANK AND TRUST COMPANY For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest CONFIDENTIAL CLIENT ASIA A SSGA SPDR ETFS EUROPE I PLC For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest SSGA SPDR ETFS EUROPE I PLC For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest GMO IMPLEMENTATION FUND GENERAL CONFERENCE OF SEVENTH DAY ADVENTIST For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest LOS ANGELES COUNTY EMPLOYEES RETIREMENT ASSOCIATION CALVERT For borrowed securities:Relevant interest under section 608(1) being the holder of securities subject to an obligation to return under a securities lending agreement.STATE STREET BANK AND TRUST COMPANY has on-lent the securities and retains a relevant interest UNKNOWN GENERAL CONFERENCE OF SEVENTH DAY ADVENTIST CALVERT SSGA SPDR ETFS EUROPE II PLC For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest STATE STREET GLOBAL ADVISORS FUNDS MANAGEMENT LIMITED For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest RETIREMENT SYSTEMS OF ALABAMA For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest M FUND, INC. M FUND, INC. STATE STREET GLOBAL ADVISORS FUNDS MANAGEMENT LIMITED CONFIDENTIAL CLIENT KK STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY CONFIDENTIAL CLIENT KK For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest SSGA SPDR ETFS EUROPE II PLC

604 Page 4 23-Jan-2025 STATE STREET BANK AND TRUST COMPANY 1,587,810 Ordinary 1,587,810 STATE STREET BANK AND TRUST COMPANY 51,800 Ordinary 51,800 STATE STREET BANK AND TRUST COMPANY 105,059 Ordinary 105,059 STATE STREET BANK AND TRUST COMPANY 2,254 Ordinary 2,254 STATE STREET BANK AND TRUST COMPANY 19,894 Ordinary 19,894 STATE STREET BANK AND TRUST COMPANY 219,674 Ordinary 219,674 STATE STREET BANK AND TRUST COMPANY 3,543 Ordinary 3,543 STATE STREET BANK AND TRUST COMPANY 119,070 Ordinary 119,070 STATE STREET BANK AND TRUST COMPANY 3,285 Ordinary 3,285 STATE STREET BANK AND TRUST COMPANY 173,692 Ordinary 173,692 STATE STREET BANK AND TRUST COMPANY 372,206 Ordinary 372,206 STATE STREET BANK AND TRUST COMPANY 26,821 Ordinary 26,821 STATE STREET BANK AND TRUST COMPANY 24,591 Ordinary 24,591 STATE STREET BANK AND TRUST COMPANY 81,608 Ordinary 81,608 For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest CONFIDENTIAL CLIENT N THE EATON VANCE INVESTMENT COMPANIES CBJ AS SUB- TRUSTEE FOR JAPAN POLICE PERSONNEL MUTUAL AID ASSOCIATION For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest SSGA SPDR INDEX SHARE FUNDS THE EATON VANCE INVESTMENT COMPANIES SSGA SPDR INDEX SHARE FUNDS TEACHER RETIREMENT SYSTEM OF TEXAS For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest TEACHER RETIREMENT SYSTEM OF TEXAS CONFIDENTIAL CLIENT N MASS MUTUAL For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest KAISER FOUNDATION HOSPITALS UBS (IRL) ETF PLC For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest CBJ AS SUB-TRUSTEE FOR JAPAN POLICE PERSONNEL MUTUAL AID ASSOCIATION NATIONAL EMPLOYMENT SAVINGS TRUST CORPORATION MERCER GLOBAL INVESTMENTS For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest EURIZON CAPITAL S.A. MASS MUTUAL EURIZON CAPITAL S.A. NATIONAL EMPLOYMENT SAVINGS TRUST CORPORATION For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest MERCER GLOBAL INVESTMENTS ALLIANCE BERNSTEIN ALLIANCE BERNSTEIN DIMENSIONAL FUND ADVISORS CALSTRS UBS (IRL) ETF PLC For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest DIMENSIONAL FUND ADVISORS For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest CALSTRS KAISER FOUNDATION HOSPITALS For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest

604 Page 5 23-Jan-2025 STATE STREET BANK AND TRUST COMPANY 35,378 Ordinary 35,378 STATE STREET GLOBAL ADVISORS TRUST COMPANY 66,427 Ordinary 66,427 STATE STREET GLOBAL ADVISORS TRUST COMPANY 3,499,695 Ordinary 3,499,695 STATE STREET GLOBAL ADVISORS TRUST COMPANY 333,744 Ordinary 333,744 STATE STREET GLOBAL ADVISORS TRUST COMPANY 1,902 Ordinary 1,902 STATE STREET GLOBAL ADVISORS TRUST COMPANY 3,000 Ordinary 3,000 STATE STREET GLOBAL ADVISORS TRUST COMPANY 238,500 Ordinary 238,500 STATE STREET SAUDI ARABIA FINANCIAL SOLUTIONS COMPANY 80 Ordinary 80 SSGA FUNDS MANAGEMENT, INC. 1,109,938 Ordinary 1,109,938 SSGA FUNDS MANAGEMENT, INC. 1,718 Ordinary 1,718 SSGA FUNDS MANAGEMENT, INC. 7,882 Ordinary 7,882 SSGA FUNDS MANAGEMENT, INC. 13,019 Ordinary 13,019 STATE STREET GLOBAL ADVISORS LIMITED 30,807 Ordinary 30,807 STATE STREET GLOBAL ADVISORS LIMITED 743,205 Ordinary 743,205 STATE STREET GLOBAL ADVISORS LIMITED 6,374 Ordinary 6,374 STATE STREET GLOBAL ADVISORS LIMITED 1,028 Ordinary 1,028 STATE STREET GLOBAL ADVISORS LIMITED 13,112 Ordinary 13,112 STATE STREET GLOBAL ADVISORS LIMITED 21,659 Ordinary 21,659 STATE STREET GLOBAL ADVISORS LIMITED 17,801 Ordinary 17,801 STATE STREET GLOBAL ADVISORS LIMITED 12,345 Ordinary 12,345 STATE STREET GLOBAL ADVISORS LIMITED 3,089 Ordinary 3,089 STATE STREET GLOBAL ADVISORS, LTD. 35,765 Ordinary 35,765 STATE STREET GLOBAL ADVISORS, LTD. 2,266 Ordinary 2,266 STATE STREET GLOBAL ADVISORS, LTD. 14,231 Ordinary 14,231 JPMorgan AG CIBC Mellon n/a n/a Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee n/a Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee n/a n/a Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee JPMorgan AG Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Northern Trust Company n/a Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Northern Trust Company n/a Citibank NA State Street Bank and Trust Co Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee State Street Bank and Trust Co State Street Bank and Trust Co Northern Trust Company n/a n/a Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee CAISSE DE DEPOT ET PLACEMENT DU QUEBEC Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Pictet and Cie n/a Bank of New York Mellon n/a Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Bank of New York Mellon n/a BFF Bank S.p.A. n/a Brown Brothers Harriman and Co Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee n/a Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Bank of New York Mellon Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Brown Brothers Harriman and Co State Street Bank and Trust Co n/a n/a For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest n/a Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Wilmington Trust Co CAISSE DE DEPOT ET PLACEMENT DU QUEBEC Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Citibank NA n/a Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee n/a Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Royal Bank of Canada n/a UBS AG Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee n/a n/a Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee BNP Paribas n/a

604 Page 6 23-Jan-2025 STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED 1,587,482 Ordinary 1,587,482 STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED 12,441,257 Ordinary 12,441,257 STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED 12,435 Ordinary 12,435 STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED 113,173 Ordinary 113,173 STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED 1,160,785 Ordinary 1,160,785 STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED 3,873,119 Ordinary 3,873,119 STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED 17,215 Ordinary 17,215 5. Changes in association The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows: 6. Addresses The addresses of persons named in this form are as follows: Signature print name capacity sign here date 23/01/2025 Authorised signatory 68TH FLOOR, TWO INTERNATIONAL FINANCE CENTRE, 8 FINANCE STREET, CENTRAL, HONG KONG, CHINA n/a Subsidiary of State Street Corporation STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET GLOBAL ADVISORS ASIA LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED SSGA FUNDS MANAGEMENT, INC. STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET SAUDI ARABIA FINANCIAL SOLUTIONS COMPANY STATE STREET SAUDI ARABIA FINANCIAL SOLUTIONS COMPANY Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee STATE STREET BANK AND TRUST COMPANY 20 CHURCHILL PLACE, LONDON, ENGLAND, E14 5HJ, UNITED KINGDOM Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee n/a 1981 MCGILL COLLEGE AVENUE, SUITE 500, MONTREAL QUÉBEC H3A 3A8, CANADA Subsidiary of State Street Corporation STATE STREET GLOBAL ADVISORS LIMITED Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee n/a LEVEL 15, 420 GEORGE STREET, SYDNEY NSW 2000, AUSTRALIA Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee 78 SIR JOHN ROGERSON’S QUAY, DUBLIN 2, IRELAND Subsidiary of State Street Corporation Subsidiary of State Street Corporation National Australian Bank LTD Northern Trust Company Pictet and Cie JPMorgan AG n/a Address STATE STREET GLOBAL ADVISORS ASIA LIMITED STATE STREET GLOBAL ADVISORS LIMITED STATE STREET GLOBAL ADVISORS, LTD. n/a CHANNEL CENTER, 1 IRON STREET, BOSTON MA 02210, UNITED STATES Subsidiary of State Street Corporation State Street Bank and Trust Co KING FAHAD , ALOLAYA , 7277, RIYADH, RIYADH, 12212, SAUDI ARABIA n/a Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Alok Maheshwary Subsidiary of State Street Corporation STATE STREET GLOBAL ADVISORS EUROPE LIMITED Nature of association STATE STREET GLOBAL ADVISORS, LTD. STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED 1 IRON STREET, BOSTON MA 02210, UNITED STATES ONE CONGRESS STREET, SUITE 1, BOSTON MA 02114, UNITED STATES Subsidiary of State Street Corporation Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee TORANOMON HILLS MORI TOWER 25F, 1-23-1 TORANOMON, MINATO-KU, TOKYO, 105-6325, JAPAN Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Subsidiary of State Street Corporation Subsidiary of State Street Corporation Name and ACN/ARSN (if applicable) BNP Paribas n/a STATE STREET GLOBAL ADVISORS TRUST COMPANY Citibank NA Name Subsidiary of State Street Corporation SSGA FUNDS MANAGEMENT, INC.

604 Page 7 23-Jan-2025 DIRECTIONS (1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and ADDRESSES of members is clearly set out in paragraph 6 of the form. (2) See the definition of "associate" in section 9 of the Corporations Act 2001. (3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001. (4) The voting shares of a company constitute one class unless divided into separate classes. (5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100. (6) Include details of: (a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and (b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies). See the definition of "relevant agreement" in section 9 of the Corporations Act 2001. (7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired. (8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown". (9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

604 Page 8 23-Jan-2025 Annexure A This is Annexure A referred to in Form 604, Notice of change of interest of substantial holder 23/01/2025 Date of change Consideration given in relation to change Person's votes affected 24/04/2024 129.38 3,377 Ordinary 3,377 24/04/2024 129.38 -169 Ordinary -169 24/04/2024 128.15 -3,284 Ordinary -3,284 24/04/2024 129.38 -350 Ordinary -350 24/04/2024 n/a -47,200 Ordinary -47,200 24/04/2024 n/a 9,630 Ordinary 9,630 24/04/2024 n/a -9,274 Ordinary -9,274 24/04/2024 n/a -356 Ordinary -356 24/04/2024 n/a 61,569 Ordinary 61,569 24/04/2024 n/a 272 Ordinary 272 24/04/2024 128.15 -750 Ordinary -750 24/04/2024 n/a 4,091 Ordinary 4,091 24/04/2024 129.38 -607 Ordinary -607 24/04/2024 129.38 -360 Ordinary -360 24/04/2024 129.38 621 Ordinary 621 24/04/2024 129.38 54 Ordinary 54 24/04/2024 128.15 -1,264 Ordinary -1,264 25/04/2024 n/a 595 Ordinary 595 25/04/2024 n/a 27,048 Ordinary 27,048 25/04/2024 n/a 35,954 Ordinary 35,954 25/04/2024 n/a 38,002 Ordinary 38,002 25/04/2024 n/a 7 Ordinary 7 25/04/2024 n/a 3,394 Ordinary 3,394 25/04/2024 n/a -13,524 Ordinary -13,524 25/04/2024 n/a 1,154 Ordinary 1,154 26/04/2024 130.37 2,148 Ordinary 2,148 26/04/2024 n/a 788 Ordinary 788 26/04/2024 n/a -9,089 Ordinary -9,089 26/04/2024 n/a 8,301 Ordinary 8,301 26/04/2024 n/a -61,569 Ordinary -61,569 26/04/2024 n/a -272 Ordinary -272 26/04/2024 n/a 7,349 Ordinary 7,349 26/04/2024 n/a -18,305 Ordinary -18,305 26/04/2024 n/a 2,321 Ordinary 2,321 26/04/2024 130.37 785 Ordinary 785 26/04/2024 130.85 464 Ordinary 464 29/04/2024 130.98 -728 Ordinary -728 29/04/2024 130.98 3,087 Ordinary 3,087 29/04/2024 130.98 473 Ordinary 473 29/04/2024 n/a 87,983 Ordinary 87,983 29/04/2024 n/a 51,500 Ordinary 51,500 29/04/2024 n/a 20,000 Ordinary 20,000 29/04/2024 n/a 306,880 Ordinary 306,880 29/04/2024 n/a 11,403 Ordinary 11,403 29/04/2024 n/a 9,210 Ordinary 9,210 29/04/2024 n/a 748,926 Ordinary 748,926 29/04/2024 n/a 55,050 Ordinary 55,050 29/04/2024 n/a 3,738 Ordinary 3,738 29/04/2024 n/a 89,678 Ordinary 89,678 Dated the Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Person whose relevant interest changed Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in Authorised signatory STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Alok Maheshwary Collateral received Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Class and number of securities affected Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Nature of change Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out STATE STREET BANK AND TRUST COMPANY Transfer out Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend

604 Page 9 23-Jan-2025 29/04/2024 n/a 78,671 Ordinary 78,671 29/04/2024 n/a 92,558 Ordinary 92,558 29/04/2024 n/a 24,671 Ordinary 24,671 29/04/2024 n/a 1,198 Ordinary 1,198 29/04/2024 n/a 3,856 Ordinary 3,856 29/04/2024 n/a 51 Ordinary 51 29/04/2024 n/a 424,601 Ordinary 424,601 29/04/2024 n/a 2,921 Ordinary 2,921 29/04/2024 n/a 756 Ordinary 756 29/04/2024 n/a 9,416 Ordinary 9,416 29/04/2024 n/a 5,128 Ordinary 5,128 29/04/2024 n/a 8,060 Ordinary 8,060 29/04/2024 n/a 14,125 Ordinary 14,125 29/04/2024 131.11 207 Ordinary 207 29/04/2024 130.98 1,200 Ordinary 1,200 29/04/2024 131.76 674 Ordinary 674 29/04/2024 n/a 18,305 Ordinary 18,305 29/04/2024 130.98 464 Ordinary 464 29/04/2024 131.76 2,011 Ordinary 2,011 30/04/2024 130.49 -745 Ordinary -745 30/04/2024 130.49 628 Ordinary 628 30/04/2024 130.73 -8,595 Ordinary -8,595 30/04/2024 130.49 918 Ordinary 918 30/04/2024 130.49 -882 Ordinary -882 30/04/2024 130.49 265 Ordinary 265 30/04/2024 130.49 -485 Ordinary -485 30/04/2024 130.49 1,799 Ordinary 1,799 30/04/2024 n/a 29,000 Ordinary 29,000 30/04/2024 n/a -891,000 Ordinary -891,000 30/04/2024 n/a -9,385 Ordinary -9,385 30/04/2024 130.00 -604 Ordinary -604 30/04/2024 130.87 -2,577 Ordinary -2,577 30/04/2024 130.49 -5 Ordinary -5 30/04/2024 130.51 -400 Ordinary -400 30/04/2024 130.49 -254 Ordinary -254 30/04/2024 130.49 161 Ordinary 161 30/04/2024 130.49 -1,649 Ordinary -1,649 30/04/2024 130.49 485 Ordinary 485 30/04/2024 130.49 -712 Ordinary -712 01/05/2024 129.32 2,037 Ordinary 2,037 01/05/2024 n/a -206 Ordinary -206 01/05/2024 n/a 206 Ordinary 206 01/05/2024 129.49 119 Ordinary 119 02/05/2024 129.10 -1,752 Ordinary -1,752 02/05/2024 129.10 -1,409 Ordinary -1,409 02/05/2024 129.24 -294 Ordinary -294 02/05/2024 129.44 -6,360 Ordinary -6,360 02/05/2024 129.10 2,072 Ordinary 2,072 02/05/2024 129.10 728 Ordinary 728 02/05/2024 129.10 270 Ordinary 270 02/05/2024 129.10 88 Ordinary 88 02/05/2024 n/a -3,703 Ordinary -3,703 02/05/2024 n/a -61,981 Ordinary -61,981 02/05/2024 n/a 119 Ordinary 119 02/05/2024 n/a -119 Ordinary -119 02/05/2024 n/a 14 Ordinary 14 02/05/2024 n/a 42 Ordinary 42 STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Lend - for stock lend Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Transfer out Transfer in STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS LIMITED STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in Transfer out SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS LIMITED Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Transfer out STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET GLOBAL ADVISORS TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Collateral received STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Transfer out

604 Page 10 23-Jan-2025 02/05/2024 n/a 302 Ordinary 302 02/05/2024 n/a 31,149 Ordinary 31,149 02/05/2024 n/a 14,792 Ordinary 14,792 02/05/2024 n/a 4,716 Ordinary 4,716 02/05/2024 n/a 2,321 Ordinary 2,321 02/05/2024 n/a 319 Ordinary 319 02/05/2024 n/a 891 Ordinary 891 02/05/2024 n/a 552 Ordinary 552 02/05/2024 n/a 2,587 Ordinary 2,587 02/05/2024 n/a 14 Ordinary 14 02/05/2024 n/a 3,997 Ordinary 3,997 02/05/2024 n/a 26 Ordinary 26 02/05/2024 n/a 119 Ordinary 119 02/05/2024 129.10 -270 Ordinary -270 02/05/2024 129.10 -15,847 Ordinary -15,847 02/05/2024 129.10 -49 Ordinary -49 02/05/2024 129.24 -235 Ordinary -235 02/05/2024 129.10 32 Ordinary 32 02/05/2024 129.10 222 Ordinary 222 02/05/2024 129.10 35 Ordinary 35 02/05/2024 129.10 65 Ordinary 65 03/05/2024 129.24 809 Ordinary 809 03/05/2024 129.24 -410 Ordinary -410 03/05/2024 n/a -16,000 Ordinary -16,000 03/05/2024 n/a -37,883 Ordinary -37,883 03/05/2024 n/a 5,747 Ordinary 5,747 03/05/2024 n/a -62,025 Ordinary -62,025 03/05/2024 n/a -449 Ordinary -449 03/05/2024 n/a 777 Ordinary 777 03/05/2024 n/a 257 Ordinary 257 03/05/2024 n/a 196 Ordinary 196 03/05/2024 n/a -257 Ordinary -257 03/05/2024 n/a 434 Ordinary 434 03/05/2024 n/a 912 Ordinary 912 03/05/2024 n/a -14 Ordinary -14 03/05/2024 n/a -42 Ordinary -42 03/05/2024 n/a -302 Ordinary -302 03/05/2024 n/a -31,149 Ordinary -31,149 03/05/2024 n/a -14,792 Ordinary -14,792 03/05/2024 n/a -4,716 Ordinary -4,716 03/05/2024 n/a -2,321 Ordinary -2,321 03/05/2024 n/a -319 Ordinary -319 03/05/2024 n/a -891 Ordinary -891 03/05/2024 n/a -552 Ordinary -552 03/05/2024 n/a -2,587 Ordinary -2,587 03/05/2024 n/a -14 Ordinary -14 03/05/2024 n/a -3,997 Ordinary -3,997 03/05/2024 n/a -26 Ordinary -26 03/05/2024 n/a -119 Ordinary -119 03/05/2024 129.39 411 Ordinary 411 03/05/2024 129.24 410 Ordinary 410 06/05/2024 129.68 -1,453 Ordinary -1,453 06/05/2024 129.68 -10,041 Ordinary -10,041 06/05/2024 129.68 -5,052 Ordinary -5,052 06/05/2024 129.84 -28,396 Ordinary -28,396 06/05/2024 129.68 1,453 Ordinary 1,453 06/05/2024 129.68 10,041 Ordinary 10,041 STATE STREET GLOBAL ADVISORS, LTD. Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Collateral received Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS, LTD. Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Transfer out Collateral received Lend - for stock lend Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS, LTD. Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY

604 Page 11 23-Jan-2025 06/05/2024 n/a -59,521 Ordinary -59,521 06/05/2024 n/a -198,584 Ordinary -198,584 06/05/2024 n/a 63,065 Ordinary 63,065 06/05/2024 n/a -8,671 Ordinary -8,671 06/05/2024 n/a 1,935 Ordinary 1,935 06/05/2024 n/a 138 Ordinary 138 06/05/2024 n/a -219 Ordinary -219 06/05/2024 n/a -138 Ordinary -138 06/05/2024 129.68 -470 Ordinary -470 06/05/2024 129.68 5,052 Ordinary 5,052 07/05/2024 131.71 274 Ordinary 274 07/05/2024 131.71 4,851 Ordinary 4,851 07/05/2024 131.70 362 Ordinary 362 07/05/2024 n/a -89,725 Ordinary -89,725 07/05/2024 n/a -51 Ordinary -51 07/05/2024 n/a 51 Ordinary 51 07/05/2024 131.71 -1,011 Ordinary -1,011 07/05/2024 131.71 -73 Ordinary -73 07/05/2024 131.70 3,247 Ordinary 3,247 07/05/2024 131.65 140 Ordinary 140 07/05/2024 131.71 -54 Ordinary -54 07/05/2024 131.71 1,011 Ordinary 1,011 08/05/2024 131.05 3,652 Ordinary 3,652 08/05/2024 130.20 1,280 Ordinary 1,280 08/05/2024 131.05 374 Ordinary 374 08/05/2024 n/a 60,000 Ordinary 60,000 08/05/2024 n/a 22,000 Ordinary 22,000 08/05/2024 n/a -66,906 Ordinary -66,906 08/05/2024 n/a 10,403 Ordinary 10,403 08/05/2024 n/a 15,306 Ordinary 15,306 08/05/2024 131.05 906 Ordinary 906 08/05/2024 131.05 41 Ordinary 41 08/05/2024 131.05 125 Ordinary 125 08/05/2024 130.21 -367 Ordinary -367 09/05/2024 130.23 -882 Ordinary -882 09/05/2024 130.12 301 Ordinary 301 09/05/2024 130.49 302 Ordinary 302 09/05/2024 n/a -44,021 Ordinary -44,021 09/05/2024 n/a -219,095 Ordinary -219,095 09/05/2024 n/a -11,403 Ordinary -11,403 09/05/2024 n/a 8,290 Ordinary 8,290 09/05/2024 n/a -3,738 Ordinary -3,738 09/05/2024 n/a 211 Ordinary 211 09/05/2024 n/a 30,000 Ordinary 30,000 09/05/2024 n/a -756 Ordinary -756 09/05/2024 n/a 718 Ordinary 718 09/05/2024 n/a -5,978 Ordinary -5,978 09/05/2024 n/a -14,125 Ordinary -14,125 09/05/2024 n/a -10,402 Ordinary -10,402 09/05/2024 n/a -7,532 Ordinary -7,532 09/05/2024 130.49 114 Ordinary 114 09/05/2024 130.23 42,012 Ordinary 42,012 09/05/2024 130.12 2,054 Ordinary 2,054 10/05/2024 130.02 -223 Ordinary -223 10/05/2024 130.02 6,552 Ordinary 6,552 10/05/2024 130.95 -5,133 Ordinary -5,133 STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in Transfer out Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Lend - for stock lend Transfer out Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Transfer in Lend - for stock lend Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS, LTD. STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED Transfer in Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Transfer in Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Transfer in SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Transfer out Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Lend - for stock lend Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY

604 Page 12 23-Jan-2025 10/05/2024 n/a 896 Ordinary 896 10/05/2024 n/a 60,000 Ordinary 60,000 10/05/2024 n/a 12,145 Ordinary 12,145 10/05/2024 n/a -2,447 Ordinary -2,447 10/05/2024 n/a -4,385 Ordinary -4,385 10/05/2024 n/a -1,787 Ordinary -1,787 10/05/2024 n/a 952 Ordinary 952 10/05/2024 n/a 891 Ordinary 891 10/05/2024 n/a 6,809 Ordinary 6,809 10/05/2024 n/a 824 Ordinary 824 10/05/2024 n/a 29,068 Ordinary 29,068 10/05/2024 n/a -1 Ordinary -1 10/05/2024 n/a -7,774 Ordinary -7,774 10/05/2024 130.94 1,739 Ordinary 1,739 10/05/2024 130.02 -690 Ordinary -690 10/05/2024 130.94 747 Ordinary 747 10/05/2024 130.72 1,553 Ordinary 1,553 10/05/2024 130.02 -315 Ordinary -315 10/05/2024 130.02 721 Ordinary 721 13/05/2024 130.30 4,301 Ordinary 4,301 13/05/2024 129.04 1,967 Ordinary 1,967 13/05/2024 129.04 -351 Ordinary -351 13/05/2024 129.04 400 Ordinary 400 13/05/2024 129.03 265 Ordinary 265 13/05/2024 n/a 11,403 Ordinary 11,403 13/05/2024 n/a -61,232 Ordinary -61,232 13/05/2024 n/a -16,915 Ordinary -16,915 13/05/2024 n/a 4,385 Ordinary 4,385 13/05/2024 n/a 371 Ordinary 371 13/05/2024 n/a 756 Ordinary 756 13/05/2024 n/a -6,809 Ordinary -6,809 13/05/2024 n/a 15,901 Ordinary 15,901 13/05/2024 n/a 308,680 Ordinary 308,680 13/05/2024 n/a -824 Ordinary -824 13/05/2024 n/a -29,068 Ordinary -29,068 13/05/2024 n/a 10,519 Ordinary 10,519 13/05/2024 n/a 28,095 Ordinary 28,095 13/05/2024 n/a 18,284 Ordinary 18,284 13/05/2024 129.04 900 Ordinary 900 13/05/2024 130.30 1,226 Ordinary 1,226 13/05/2024 n/a -20,860 Ordinary -20,860 14/05/2024 128.12 1,514 Ordinary 1,514 14/05/2024 n/a -8,559 Ordinary -8,559 14/05/2024 n/a -15,901 Ordinary -15,901 14/05/2024 n/a -34,406 Ordinary -34,406 14/05/2024 n/a -10,519 Ordinary -10,519 14/05/2024 n/a -28,095 Ordinary -28,095 14/05/2024 n/a 9,442 Ordinary 9,442 14/05/2024 128.31 -14,294 Ordinary -14,294 14/05/2024 128.12 -1,150 Ordinary -1,150 14/05/2024 128.12 580 Ordinary 580 14/05/2024 128.12 209 Ordinary 209 15/05/2024 129.48 -441 Ordinary -441 15/05/2024 129.48 1,882 Ordinary 1,882 15/05/2024 n/a -53,268 Ordinary -53,268 15/05/2024 n/a -97,210 Ordinary -97,210 15/05/2024 n/a 6,535 Ordinary 6,535 Collateral received Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend SSGA FUNDS MANAGEMENT, INC. Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Collateral received Transfer out Lend - for stock lend SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Lend - for stock lend SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received SSGA FUNDS MANAGEMENT, INC. Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Transfer in Lend - for stock lend

604 Page 13 23-Jan-2025 15/05/2024 n/a 16,357 Ordinary 16,357 15/05/2024 n/a 2,108 Ordinary 2,108 15/05/2024 n/a 79,726 Ordinary 79,726 15/05/2024 n/a -27,726 Ordinary -27,726 15/05/2024 129.48 826 Ordinary 826 15/05/2024 129.48 558 Ordinary 558 15/05/2024 129.48 60,154 Ordinary 60,154 15/05/2024 129.48 -208 Ordinary -208 16/05/2024 130.39 -38,361 Ordinary -38,361 16/05/2024 130.46 -190 Ordinary -190 16/05/2024 130.99 -163 Ordinary -163 16/05/2024 n/a 764 Ordinary 764 16/05/2024 n/a -31,799 Ordinary -31,799 16/05/2024 n/a 806 Ordinary 806 16/05/2024 n/a -3,140 Ordinary -3,140 16/05/2024 n/a 1,570 Ordinary 1,570 16/05/2024 n/a 72,000 Ordinary 72,000 16/05/2024 n/a 12,828 Ordinary 12,828 16/05/2024 130.46 -257 Ordinary -257 17/05/2024 n/a -188,933 Ordinary -188,933 17/05/2024 n/a -304,000 Ordinary -304,000 17/05/2024 n/a 137,335 Ordinary 137,335 17/05/2024 131.10 336 Ordinary 336 17/05/2024 132.15 -9 Ordinary -9 17/05/2024 132.15 -2,079 Ordinary -2,079 17/05/2024 n/a 8,032 Ordinary 8,032 20/05/2024 134.13 224 Ordinary 224 20/05/2024 135.77 -5,893 Ordinary -5,893 20/05/2024 135.87 1,128 Ordinary 1,128 20/05/2024 n/a 3,228 Ordinary 3,228 20/05/2024 n/a -185,000 Ordinary -185,000 20/05/2024 n/a 3,738 Ordinary 3,738 20/05/2024 n/a 8,067 Ordinary 8,067 20/05/2024 n/a 347 Ordinary 347 20/05/2024 n/a 31 Ordinary 31 20/05/2024 n/a 443 Ordinary 443 20/05/2024 n/a 21 Ordinary 21 20/05/2024 n/a 14,125 Ordinary 14,125 20/05/2024 n/a 508 Ordinary 508 20/05/2024 n/a 122 Ordinary 122 20/05/2024 n/a -56,000 Ordinary -56,000 20/05/2024 n/a 2,750 Ordinary 2,750 20/05/2024 n/a 8,140 Ordinary 8,140 20/05/2024 n/a 26 Ordinary 26 20/05/2024 n/a 43,533 Ordinary 43,533 20/05/2024 n/a 8,061 Ordinary 8,061 20/05/2024 n/a 400 Ordinary 400 20/05/2024 n/a 69 Ordinary 69 20/05/2024 n/a 19 Ordinary 19 20/05/2024 n/a 11,725 Ordinary 11,725 20/05/2024 n/a 1,717 Ordinary 1,717 20/05/2024 n/a 5,017 Ordinary 5,017 20/05/2024 n/a 996 Ordinary 996 20/05/2024 n/a 48 Ordinary 48 20/05/2024 n/a 434 Ordinary 434 20/05/2024 n/a 723 Ordinary 723 20/05/2024 n/a 745 Ordinary 745 Collateral received STATE STREET GLOBAL ADVISORS, LTD. Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received SSGA FUNDS MANAGEMENT, INC. Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Transfer in Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend

604 Page 14 23-Jan-2025 20/05/2024 n/a 1,040 Ordinary 1,040 20/05/2024 n/a 11,094 Ordinary 11,094 20/05/2024 n/a 877 Ordinary 877 20/05/2024 135.87 -684 Ordinary -684 21/05/2024 134.09 435 Ordinary 435 21/05/2024 134.09 515 Ordinary 515 21/05/2024 n/a 542,871 Ordinary 542,871 21/05/2024 n/a -36,984 Ordinary -36,984 21/05/2024 n/a 35 Ordinary 35 21/05/2024 n/a 55,575 Ordinary 55,575 21/05/2024 n/a 27,825 Ordinary 27,825 21/05/2024 n/a -19,400 Ordinary -19,400 21/05/2024 n/a 1,090 Ordinary 1,090 21/05/2024 n/a 551 Ordinary 551 21/05/2024 n/a 380 Ordinary 380 21/05/2024 n/a 1,570 Ordinary 1,570 21/05/2024 n/a 5,535 Ordinary 5,535 21/05/2024 n/a 457 Ordinary 457 21/05/2024 n/a 19,511 Ordinary 19,511 21/05/2024 n/a 3 Ordinary 3 21/05/2024 n/a -66,000 Ordinary -66,000 21/05/2024 n/a 32 Ordinary 32 21/05/2024 n/a 19 Ordinary 19 21/05/2024 n/a -180,868 Ordinary -180,868 21/05/2024 n/a 13 Ordinary 13 21/05/2024 n/a 5 Ordinary 5 21/05/2024 n/a 1 Ordinary 1 21/05/2024 n/a -59 Ordinary -59 21/05/2024 n/a 4 Ordinary 4 21/05/2024 n/a 50 Ordinary 50 21/05/2024 n/a -143 Ordinary -143 21/05/2024 n/a 2 Ordinary 2 21/05/2024 n/a 5 Ordinary 5 21/05/2024 n/a 13 Ordinary 13 21/05/2024 n/a 9 Ordinary 9 21/05/2024 n/a 12 Ordinary 12 21/05/2024 n/a 25 Ordinary 25 21/05/2024 n/a 10 Ordinary 10 21/05/2024 135.15 24 Ordinary 24 21/05/2024 134.09 -435 Ordinary -435 21/05/2024 134.09 -593 Ordinary -593 21/05/2024 134.09 -515 Ordinary -515 21/05/2024 134.09 -5,859 Ordinary -5,859 21/05/2024 134.09 -6,456 Ordinary -6,456 21/05/2024 134.09 5,859 Ordinary 5,859 22/05/2024 136.17 -392 Ordinary -392 22/05/2024 136.17 -730 Ordinary -730 22/05/2024 136.17 -882 Ordinary -882 22/05/2024 136.17 2,052 Ordinary 2,052 22/05/2024 n/a 20,000 Ordinary 20,000 22/05/2024 n/a 1,350 Ordinary 1,350 22/05/2024 n/a -86,776 Ordinary -86,776 22/05/2024 n/a -30,000 Ordinary -30,000 22/05/2024 n/a 2,037 Ordinary 2,037 22/05/2024 n/a 1,613 Ordinary 1,613 22/05/2024 n/a -55,000 Ordinary -55,000 22/05/2024 n/a 1 Ordinary 1 Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out Collateral received Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS LIMITED Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received STATE STREET GLOBAL ADVISORS LIMITED Collateral received Lend - for stock lend Lend - for stock lend Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY

604 Page 15 23-Jan-2025 22/05/2024 n/a 48 Ordinary 48 22/05/2024 n/a -2 Ordinary -2 22/05/2024 n/a 162 Ordinary 162 22/05/2024 n/a 3 Ordinary 3 22/05/2024 n/a 1 Ordinary 1 22/05/2024 n/a 26 Ordinary 26 22/05/2024 n/a -68 Ordinary -68 22/05/2024 n/a -172 Ordinary -172 22/05/2024 n/a 11 Ordinary 11 22/05/2024 n/a 1 Ordinary 1 22/05/2024 n/a -2 Ordinary -2 22/05/2024 n/a -1 Ordinary -1 22/05/2024 n/a 6 Ordinary 6 22/05/2024 n/a 8 Ordinary 8 22/05/2024 n/a -27 Ordinary -27 22/05/2024 n/a 7 Ordinary 7 22/05/2024 136.17 115 Ordinary 115 23/05/2024 133.50 1,692 Ordinary 1,692 23/05/2024 133.50 -441 Ordinary -441 23/05/2024 133.50 -5,733 Ordinary -5,733 23/05/2024 133.50 -2,795 Ordinary -2,795 23/05/2024 n/a -3,992 Ordinary -3,992 23/05/2024 n/a -18,854 Ordinary -18,854 23/05/2024 n/a -74,516 Ordinary -74,516 23/05/2024 n/a -9,490 Ordinary -9,490 23/05/2024 n/a -905 Ordinary -905 23/05/2024 n/a -12,930 Ordinary -12,930 23/05/2024 n/a -51,275 Ordinary -51,275 23/05/2024 n/a -87,394 Ordinary -87,394 23/05/2024 n/a -4,333 Ordinary -4,333 23/05/2024 n/a -2,737 Ordinary -2,737 23/05/2024 n/a -27,048 Ordinary -27,048 23/05/2024 n/a -15 Ordinary -15 23/05/2024 n/a -12,844 Ordinary -12,844 23/05/2024 n/a -8,067 Ordinary -8,067 23/05/2024 n/a -23,190 Ordinary -23,190 23/05/2024 n/a -12,295 Ordinary -12,295 23/05/2024 n/a -4,190 Ordinary -4,190 23/05/2024 n/a -248,416 Ordinary -248,416 23/05/2024 n/a 2,108 Ordinary 2,108 23/05/2024 n/a -24,671 Ordinary -24,671 23/05/2024 n/a -1,198 Ordinary -1,198 23/05/2024 n/a -3,490 Ordinary -3,490 23/05/2024 n/a -38,002 Ordinary -38,002 23/05/2024 n/a -1,027 Ordinary -1,027 23/05/2024 n/a -2,921 Ordinary -2,921 23/05/2024 n/a -2,655 Ordinary -2,655 23/05/2024 n/a -10,485 Ordinary -10,485 23/05/2024 n/a -2,108 Ordinary -2,108 23/05/2024 n/a -4,634 Ordinary -4,634 23/05/2024 n/a -10,885 Ordinary -10,885 23/05/2024 n/a -11,023 Ordinary -11,023 23/05/2024 n/a -10,107 Ordinary -10,107 23/05/2024 n/a -49,769 Ordinary -49,769 23/05/2024 n/a -15,996 Ordinary -15,996 23/05/2024 n/a -1 Ordinary -1 23/05/2024 n/a -23 Ordinary -23 STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received

604 Page 16 23-Jan-2025 23/05/2024 n/a 17 Ordinary 17 23/05/2024 n/a 35 Ordinary 35 23/05/2024 n/a -3 Ordinary -3 23/05/2024 n/a -1 Ordinary -1 23/05/2024 n/a -4 Ordinary -4 23/05/2024 n/a -3 Ordinary -3 23/05/2024 n/a -29 Ordinary -29 23/05/2024 n/a 1 Ordinary 1 23/05/2024 n/a 4 Ordinary 4 23/05/2024 n/a -6 Ordinary -6 23/05/2024 n/a -9 Ordinary -9 23/05/2024 n/a 31 Ordinary 31 23/05/2024 n/a -7 Ordinary -7 23/05/2024 133.50 -499 Ordinary -499 23/05/2024 133.50 92 Ordinary 92 24/05/2024 132.50 -1,058 Ordinary -1,058 24/05/2024 n/a 71,000 Ordinary 71,000 24/05/2024 n/a 9,463 Ordinary 9,463 24/05/2024 n/a -3 Ordinary -3 24/05/2024 n/a 1 Ordinary 1 24/05/2024 n/a 34 Ordinary 34 24/05/2024 n/a 1 Ordinary 1 24/05/2024 n/a 7,761 Ordinary 7,761 24/05/2024 n/a 32 Ordinary 32 24/05/2024 n/a -87 Ordinary -87 24/05/2024 n/a -13 Ordinary -13 24/05/2024 n/a 4 Ordinary 4 24/05/2024 n/a -7 Ordinary -7 24/05/2024 n/a 3 Ordinary 3 24/05/2024 n/a -8 Ordinary -8 24/05/2024 n/a 41 Ordinary 41 24/05/2024 132.50 -1,506 Ordinary -1,506 24/05/2024 132.50 -924 Ordinary -924 24/05/2024 132.50 -462 Ordinary -462 24/05/2024 132.50 25 Ordinary 25 24/05/2024 132.50 50 Ordinary 50 24/05/2024 132.50 1,311 Ordinary 1,311 27/05/2024 131.66 -383 Ordinary -383 27/05/2024 132.14 -2,134 Ordinary -2,134 27/05/2024 n/a 133 Ordinary 133 27/05/2024 n/a 34 Ordinary 34 27/05/2024 n/a 739 Ordinary 739 27/05/2024 n/a 2,078 Ordinary 2,078 27/05/2024 n/a 7 Ordinary 7 27/05/2024 n/a -7,761 Ordinary -7,761 27/05/2024 n/a 2,079 Ordinary 2,079 27/05/2024 n/a 106 Ordinary 106 27/05/2024 n/a 18 Ordinary 18 27/05/2024 n/a 5 Ordinary 5 27/05/2024 n/a 2,987 Ordinary 2,987 27/05/2024 n/a 344 Ordinary 344 27/05/2024 n/a 1,276 Ordinary 1,276 27/05/2024 n/a 222 Ordinary 222 27/05/2024 n/a 13 Ordinary 13 27/05/2024 n/a 124 Ordinary 124 27/05/2024 n/a 189 Ordinary 189 27/05/2024 n/a 198 Ordinary 198 Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Collateral received Collateral received Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received SSGA FUNDS MANAGEMENT, INC. Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out Collateral received Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out Collateral received Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received SSGA FUNDS MANAGEMENT, INC. Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in

604 Page 17 23-Jan-2025 27/05/2024 n/a 277 Ordinary 277 27/05/2024 n/a 2,824 Ordinary 2,824 27/05/2024 n/a 233 Ordinary 233 27/05/2024 132.14 -605 Ordinary -605 27/05/2024 132.15 -2,652 Ordinary -2,652 28/05/2024 131.62 -2,650 Ordinary -2,650 28/05/2024 131.62 882 Ordinary 882 28/05/2024 n/a -71,000 Ordinary -71,000 28/05/2024 n/a 110 Ordinary 110 28/05/2024 n/a 27 Ordinary 27 28/05/2024 n/a 613 Ordinary 613 28/05/2024 n/a 1,777 Ordinary 1,777 28/05/2024 n/a 6 Ordinary 6 28/05/2024 n/a 1,794 Ordinary 1,794 28/05/2024 n/a 88 Ordinary 88 28/05/2024 n/a 15 Ordinary 15 28/05/2024 n/a 4 Ordinary 4 28/05/2024 n/a -9,226 Ordinary -9,226 28/05/2024 n/a 270 Ordinary 270 28/05/2024 n/a 1,062 Ordinary 1,062 28/05/2024 n/a 178 Ordinary 178 28/05/2024 n/a 11 Ordinary 11 28/05/2024 n/a 98 Ordinary 98 28/05/2024 n/a 158 Ordinary 158 28/05/2024 n/a 164 Ordinary 164 28/05/2024 n/a 229 Ordinary 229 28/05/2024 n/a 2,428 Ordinary 2,428 28/05/2024 n/a 194 Ordinary 194 28/05/2024 131.62 5,410 Ordinary 5,410 28/05/2024 n/a 3,030 Ordinary 3,030 28/05/2024 131.57 18,200 Ordinary 18,200 28/05/2024 131.62 -1,694 Ordinary -1,694 29/05/2024 129.70 -7,787 Ordinary -7,787 29/05/2024 129.66 2,256 Ordinary 2,256 29/05/2024 129.66 -441 Ordinary -441 29/05/2024 129.66 -549 Ordinary -549 29/05/2024 n/a 11,000 Ordinary 11,000 29/05/2024 n/a -52,814 Ordinary -52,814 29/05/2024 n/a 932 Ordinary 932 29/05/2024 n/a 1,524 Ordinary 1,524 29/05/2024 n/a -14 Ordinary -14 29/05/2024 n/a -1 Ordinary -1 29/05/2024 n/a -37 Ordinary -37 29/05/2024 n/a -225 Ordinary -225 29/05/2024 n/a -1 Ordinary -1 29/05/2024 n/a -228 Ordinary -228 29/05/2024 n/a -5 Ordinary -5 29/05/2024 n/a -1 Ordinary -1 29/05/2024 n/a -113 Ordinary -113 29/05/2024 n/a 1,071 Ordinary 1,071 29/05/2024 n/a -82 Ordinary -82 29/05/2024 n/a -5 Ordinary -5 29/05/2024 n/a -21 Ordinary -21 29/05/2024 n/a 5 Ordinary 5 29/05/2024 n/a -10 Ordinary -10 29/05/2024 n/a -14 Ordinary -14 29/05/2024 n/a -307 Ordinary -307 STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Collateral received Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Transfer out Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY

604 Page 18 23-Jan-2025 29/05/2024 n/a -12 Ordinary -12 29/05/2024 129.66 -1,617 Ordinary -1,617 29/05/2024 129.66 75 Ordinary 75 29/05/2024 129.75 26,258 Ordinary 26,258 29/05/2024 129.66 184 Ordinary 184 29/05/2024 129.66 549 Ordinary 549 30/05/2024 127.66 411 Ordinary 411 30/05/2024 127.66 730 Ordinary 730 30/05/2024 127.66 730 Ordinary 730 30/05/2024 127.66 -32 Ordinary -32 30/05/2024 n/a -11,000 Ordinary -11,000 30/05/2024 n/a 470 Ordinary 470 30/05/2024 n/a -1,350 Ordinary -1,350 30/05/2024 n/a -9,463 Ordinary -9,463 30/05/2024 n/a -470 Ordinary -470 30/05/2024 n/a 1,982 Ordinary 1,982 30/05/2024 n/a 255 Ordinary 255 30/05/2024 n/a -2,037 Ordinary -2,037 30/05/2024 n/a -255 Ordinary -255 30/05/2024 n/a -1,613 Ordinary -1,613 30/05/2024 n/a 19 Ordinary 19 30/05/2024 n/a 1 Ordinary 1 30/05/2024 n/a 90 Ordinary 90 30/05/2024 n/a -80 Ordinary -80 30/05/2024 n/a -1 Ordinary -1 30/05/2024 n/a 29,647 Ordinary 29,647 30/05/2024 n/a 151 Ordinary 151 30/05/2024 n/a 13 Ordinary 13 30/05/2024 n/a 2 Ordinary 2 30/05/2024 n/a -8 Ordinary -8 30/05/2024 n/a 84 Ordinary 84 30/05/2024 n/a 251 Ordinary 251 30/05/2024 n/a -822 Ordinary -822 30/05/2024 n/a -61 Ordinary -61 30/05/2024 n/a -1 Ordinary -1 30/05/2024 n/a 5,696 Ordinary 5,696 30/05/2024 n/a 4 Ordinary 4 30/05/2024 n/a 16 Ordinary 16 30/05/2024 n/a 24 Ordinary 24 30/05/2024 n/a 34 Ordinary 34 30/05/2024 n/a 254 Ordinary 254 30/05/2024 n/a 29 Ordinary 29 30/05/2024 127.66 -20 Ordinary -20 30/05/2024 127.85 39,387 Ordinary 39,387 31/05/2024 128.96 291 Ordinary 291 31/05/2024 128.96 277 Ordinary 277 31/05/2024 128.96 215 Ordinary 215 31/05/2024 128.96 199 Ordinary 199 31/05/2024 128.96 140 Ordinary 140 31/05/2024 128.96 -393 Ordinary -393 31/05/2024 128.96 -2,516 Ordinary -2,516 31/05/2024 128.96 -458 Ordinary -458 31/05/2024 128.96 -634 Ordinary -634 31/05/2024 128.96 -68,263 Ordinary -68,263 31/05/2024 128.96 -2,574 Ordinary -2,574 31/05/2024 128.96 -129 Ordinary -129 31/05/2024 128.35 4,972 Ordinary 4,972 Transfer in STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend Collateral received STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Transfer out STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Collateral received STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Lend - for stock lend Collateral received Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS, LTD. STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out Transfer in Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS LIMITED STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Transfer out Lend - for stock lend STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET GLOBAL ADVISORS LIMITED STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in

604 Page 19 23-Jan-2025 31/05/2024 128.48 -8,232 Ordinary -8,232 31/05/2024 128.96 1,260 Ordinary 1,260 31/05/2024 128.96 619 Ordinary 619 31/05/2024 128.96 689 Ordinary 689 31/05/2024 128.96 291 Ordinary 291 31/05/2024 128.96 642 Ordinary 642 31/05/2024 128.96 -292 Ordinary -292 31/05/2024 128.96 -41,491 Ordinary -41,491 31/05/2024 128.96 11 Ordinary 11 31/05/2024 128.96 393 Ordinary 393 31/05/2024 128.96 437 Ordinary 437 31/05/2024 128.96 1,234 Ordinary 1,234 31/05/2024 128.96 1,375 Ordinary 1,375 31/05/2024 128.96 934 Ordinary 934 31/05/2024 128.96 1,041 Ordinary 1,041 31/05/2024 n/a -11,403 Ordinary -11,403 31/05/2024 n/a 22,393 Ordinary 22,393 31/05/2024 n/a -77,102 Ordinary -77,102 31/05/2024 n/a 3,108 Ordinary 3,108 31/05/2024 n/a -172,100 Ordinary -172,100 31/05/2024 n/a -55,050 Ordinary -55,050 31/05/2024 n/a -80,073 Ordinary -80,073 31/05/2024 n/a -1,935 Ordinary -1,935 31/05/2024 n/a -78,961 Ordinary -78,961 31/05/2024 n/a -371 Ordinary -371 31/05/2024 n/a -75,866 Ordinary -75,866 31/05/2024 n/a 2,746 Ordinary 2,746 31/05/2024 n/a -988 Ordinary -988 31/05/2024 n/a -257 Ordinary -257 31/05/2024 n/a -928 Ordinary -928 31/05/2024 n/a -424,601 Ordinary -424,601 31/05/2024 n/a -196 Ordinary -196 31/05/2024 n/a -756 Ordinary -756 31/05/2024 n/a -718 Ordinary -718 31/05/2024 n/a 928 Ordinary 928 31/05/2024 n/a -434 Ordinary -434 31/05/2024 n/a -912 Ordinary -912 31/05/2024 n/a 23 Ordinary 23 31/05/2024 n/a 57 Ordinary 57 31/05/2024 n/a 22 Ordinary 22 31/05/2024 n/a -12 Ordinary -12 31/05/2024 n/a -29,647 Ordinary -29,647 31/05/2024 n/a -35 Ordinary -35 31/05/2024 n/a 3 Ordinary 3 31/05/2024 n/a 1 Ordinary 1 31/05/2024 n/a -166 Ordinary -166 31/05/2024 n/a 89 Ordinary 89 31/05/2024 n/a 31 Ordinary 31 31/05/2024 n/a -10 Ordinary -10 31/05/2024 n/a -5,696 Ordinary -5,696 31/05/2024 n/a -5 Ordinary -5 31/05/2024 n/a 3 Ordinary 3 31/05/2024 n/a 6 Ordinary 6 31/05/2024 n/a 8 Ordinary 8 31/05/2024 n/a -22 Ordinary -22 31/05/2024 n/a 7 Ordinary 7 31/05/2024 128.96 -119 Ordinary -119 Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Transfer out Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received Lend - for stock lend Transfer out Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS, LTD. Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend

604 Page 20 23-Jan-2025 31/05/2024 128.96 2,869 Ordinary 2,869 31/05/2024 128.96 2,574 Ordinary 2,574 31/05/2024 128.96 -414 Ordinary -414 31/05/2024 128.96 -2,628 Ordinary -2,628 31/05/2024 128.96 -34,843 Ordinary -34,843 31/05/2024 128.96 3,258 Ordinary 3,258 31/05/2024 128.96 430 Ordinary 430 31/05/2024 128.96 -1,099 Ordinary -1,099 31/05/2024 128.96 -81 Ordinary -81 31/05/2024 128.96 3,853 Ordinary 3,853 31/05/2024 128.35 1,263 Ordinary 1,263 31/05/2024 128.35 55 Ordinary 55 31/05/2024 128.35 178 Ordinary 178 31/05/2024 128.47 -2,335 Ordinary -2,335 31/05/2024 128.96 458 Ordinary 458 31/05/2024 128.96 511 Ordinary 511 31/05/2024 128.96 871 Ordinary 871 31/05/2024 128.96 971 Ordinary 971 31/05/2024 128.77 74,724 Ordinary 74,724 31/05/2024 128.96 68,263 Ordinary 68,263 31/05/2024 128.96 -38 Ordinary -38 31/05/2024 128.96 168 Ordinary 168 31/05/2024 128.96 323 Ordinary 323 31/05/2024 128.96 361 Ordinary 361 31/05/2024 128.96 31 Ordinary 31 31/05/2024 128.96 -361 Ordinary -361 31/05/2024 128.96 -871 Ordinary -871 31/05/2024 128.96 -2,079 Ordinary -2,079 31/05/2024 128.96 -54 Ordinary -54 31/05/2024 128.96 138 Ordinary 138 31/05/2024 128.96 368 Ordinary 368 31/05/2024 128.96 350 Ordinary 350 31/05/2024 128.96 2,516 Ordinary 2,516 31/05/2024 128.96 815 Ordinary 815 31/05/2024 128.96 909 Ordinary 909 31/05/2024 128.96 1,023 Ordinary 1,023 31/05/2024 128.96 2,079 Ordinary 2,079 31/05/2024 128.96 3,251 Ordinary 3,251 31/05/2024 128.96 7,080 Ordinary 7,080 31/05/2024 128.96 634 Ordinary 634 31/05/2024 128.48 707 Ordinary 707 31/05/2024 128.96 -489 Ordinary -489 31/05/2024 128.96 -3,251 Ordinary -3,251 31/05/2024 128.96 -934 Ordinary -934 31/05/2024 128.96 -815 Ordinary -815 31/05/2024 128.96 -1,023 Ordinary -1,023 31/05/2024 128.96 -1,234 Ordinary -1,234 31/05/2024 128.96 -619 Ordinary -619 31/05/2024 128.96 -323 Ordinary -323 03/06/2024 n/a 26,000 Ordinary 26,000 03/06/2024 n/a 33,000 Ordinary 33,000 03/06/2024 n/a 18,384 Ordinary 18,384 03/06/2024 n/a 28,508 Ordinary 28,508 03/06/2024 n/a 3,150 Ordinary 3,150 03/06/2024 n/a -63,391 Ordinary -63,391 03/06/2024 n/a 12,666 Ordinary 12,666 03/06/2024 n/a -718 Ordinary -718 STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Transfer out Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in SSGA FUNDS MANAGEMENT, INC. STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in Transfer in Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS, LTD. Transfer out Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS, LTD. Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS, LTD. Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out Transfer in Transfer in SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Transfer in Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Transfer in Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Transfer in Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Lend - for stock lend Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED

604 Page 21 23-Jan-2025 03/06/2024 n/a 2,921 Ordinary 2,921 03/06/2024 n/a 718 Ordinary 718 03/06/2024 n/a 912 Ordinary 912 03/06/2024 n/a -2 Ordinary -2 03/06/2024 n/a -2 Ordinary -2 03/06/2024 n/a 108 Ordinary 108 03/06/2024 n/a -14 Ordinary -14 03/06/2024 n/a -1 Ordinary -1 03/06/2024 n/a 29,630 Ordinary 29,630 03/06/2024 n/a -112 Ordinary -112 03/06/2024 n/a 16 Ordinary 16 03/06/2024 n/a 2 Ordinary 2 03/06/2024 n/a -52 Ordinary -52 03/06/2024 n/a -127 Ordinary -127 03/06/2024 n/a 149 Ordinary 149 03/06/2024 n/a -32 Ordinary -32 03/06/2024 n/a -4 Ordinary -4 03/06/2024 n/a 5,683 Ordinary 5,683 03/06/2024 n/a -7 Ordinary -7 03/06/2024 n/a 5 Ordinary 5 03/06/2024 n/a 29 Ordinary 29 03/06/2024 n/a 40 Ordinary 40 03/06/2024 n/a -30 Ordinary -30 03/06/2024 n/a 34 Ordinary 34 03/06/2024 128.52 1,012 Ordinary 1,012 04/06/2024 127.47 2,538 Ordinary 2,538 04/06/2024 n/a -62,200 Ordinary -62,200 04/06/2024 n/a -3,428 Ordinary -3,428 04/06/2024 n/a -13 Ordinary -13 04/06/2024 n/a 1,109 Ordinary 1,109 04/06/2024 n/a 885 Ordinary 885 04/06/2024 n/a 1,434 Ordinary 1,434 04/06/2024 n/a -772 Ordinary -772 04/06/2024 n/a -241 Ordinary -241 04/06/2024 n/a -4,343 Ordinary -4,343 04/06/2024 n/a -11,732 Ordinary -11,732 04/06/2024 n/a -37 Ordinary -37 04/06/2024 n/a -29,630 Ordinary -29,630 04/06/2024 n/a -11,952 Ordinary -11,952 04/06/2024 n/a -626 Ordinary -626 04/06/2024 n/a -108 Ordinary -108 04/06/2024 n/a -20 Ordinary -20 04/06/2024 n/a -5,114 Ordinary -5,114 04/06/2024 n/a -3,535 Ordinary -3,535 04/06/2024 n/a -6,484 Ordinary -6,484 04/06/2024 n/a -1,149 Ordinary -1,149 04/06/2024 n/a -71 Ordinary -71 04/06/2024 n/a -5,683 Ordinary -5,683 04/06/2024 n/a -636 Ordinary -636 04/06/2024 n/a -1,102 Ordinary -1,102 04/06/2024 n/a -1,165 Ordinary -1,165 04/06/2024 n/a -1,626 Ordinary -1,626 04/06/2024 n/a -16,311 Ordinary -16,311 04/06/2024 n/a -1,372 Ordinary -1,372 04/06/2024 127.58 35,747 Ordinary 35,747 04/06/2024 127.47 -371 Ordinary -371 05/06/2024 125.55 169 Ordinary 169 Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY

604 Page 22 23-Jan-2025 05/06/2024 n/a -26,000 Ordinary -26,000 05/06/2024 n/a -33,000 Ordinary -33,000 05/06/2024 n/a -1,000 Ordinary -1,000 05/06/2024 125.60 966 Ordinary 966 05/06/2024 125.60 -860 Ordinary -860 05/06/2024 125.60 162,851 Ordinary 162,851 05/06/2024 125.56 -434 Ordinary -434 06/06/2024 124.51 767 Ordinary 767 06/06/2024 124.51 367 Ordinary 367 06/06/2024 124.51 513 Ordinary 513 06/06/2024 124.51 -767 Ordinary -767 06/06/2024 n/a 8 Ordinary 8 06/06/2024 n/a 67,000 Ordinary 67,000 06/06/2024 n/a -469 Ordinary -469 06/06/2024 n/a -1,995 Ordinary -1,995 06/06/2024 n/a -511 Ordinary -511 06/06/2024 n/a 1,987 Ordinary 1,987 06/06/2024 n/a 15,343 Ordinary 15,343 06/06/2024 n/a 2,930 Ordinary 2,930 06/06/2024 124.51 652 Ordinary 652 06/06/2024 124.51 8,312 Ordinary 8,312 06/06/2024 124.33 2,092 Ordinary 2,092 06/06/2024 124.51 1,440 Ordinary 1,440 07/06/2024 125.31 78,128 Ordinary 78,128 07/06/2024 125.31 100,696 Ordinary 100,696 07/06/2024 126.33 -419 Ordinary -419 07/06/2024 n/a -87,800 Ordinary -87,800 07/06/2024 n/a 19,000 Ordinary 19,000 07/06/2024 n/a -15,343 Ordinary -15,343 07/06/2024 n/a -2,930 Ordinary -2,930 07/06/2024 125.31 194 Ordinary 194 10/06/2024 n/a 15,000 Ordinary 15,000 10/06/2024 125.31 -388 Ordinary -388 11/06/2024 123.98 1,418 Ordinary 1,418 11/06/2024 122.91 3,948 Ordinary 3,948 11/06/2024 122.91 1,692 Ordinary 1,692 11/06/2024 123.86 237 Ordinary 237 11/06/2024 122.91 2,069 Ordinary 2,069 11/06/2024 122.91 -1,049 Ordinary -1,049 11/06/2024 n/a -66,999 Ordinary -66,999 11/06/2024 n/a -22,856 Ordinary -22,856 11/06/2024 n/a -6,258 Ordinary -6,258 11/06/2024 n/a -4,728 Ordinary -4,728 11/06/2024 n/a -349 Ordinary -349 11/06/2024 n/a 349 Ordinary 349 11/06/2024 n/a 104,000 Ordinary 104,000 11/06/2024 122.91 -1,080 Ordinary -1,080 11/06/2024 122.91 160,192 Ordinary 160,192 11/06/2024 122.91 1,049 Ordinary 1,049 11/06/2024 122.91 -1,646 Ordinary -1,646 11/06/2024 122.91 637 Ordinary 637 12/06/2024 121.04 -597 Ordinary -597 12/06/2024 121.04 -440 Ordinary -440 12/06/2024 n/a 4,036 Ordinary 4,036 12/06/2024 n/a -5,730 Ordinary -5,730 12/06/2024 n/a 4,536 Ordinary 4,536 Transfer in STATE STREET SAUDI ARABIA FINANCIAL SOLUTIONS COMPANY Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend SSGA FUNDS MANAGEMENT, INC. Transfer in STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received SSGA FUNDS MANAGEMENT, INC. Lend - for stock lend Lend - for stock lend Transfer out STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend SSGA FUNDS MANAGEMENT, INC. Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Lend - for stock lend Transfer in Lend - for stock lend

604 Page 23 23-Jan-2025 12/06/2024 n/a 3,299 Ordinary 3,299 12/06/2024 n/a 103,524 Ordinary 103,524 12/06/2024 n/a 469 Ordinary 469 12/06/2024 n/a 22,856 Ordinary 22,856 12/06/2024 n/a 56,888 Ordinary 56,888 12/06/2024 n/a 85,901 Ordinary 85,901 12/06/2024 n/a 1,120 Ordinary 1,120 12/06/2024 n/a 2,737 Ordinary 2,737 12/06/2024 n/a 8,067 Ordinary 8,067 12/06/2024 n/a 1,524 Ordinary 1,524 12/06/2024 n/a 4,728 Ordinary 4,728 12/06/2024 n/a 176 Ordinary 176 12/06/2024 n/a 437,923 Ordinary 437,923 12/06/2024 n/a 7,764 Ordinary 7,764 12/06/2024 n/a 3,822 Ordinary 3,822 12/06/2024 n/a 4,721 Ordinary 4,721 12/06/2024 n/a -176 Ordinary -176 12/06/2024 n/a 39,479 Ordinary 39,479 12/06/2024 n/a 9,190 Ordinary 9,190 12/06/2024 n/a 14,425 Ordinary 14,425 12/06/2024 n/a -104,000 Ordinary -104,000 12/06/2024 121.04 15,675 Ordinary 15,675 12/06/2024 121.05 -311 Ordinary -311 13/06/2024 121.44 1,616 Ordinary 1,616 13/06/2024 120.62 4,794 Ordinary 4,794 13/06/2024 120.62 2,256 Ordinary 2,256 13/06/2024 n/a 14,194 Ordinary 14,194 13/06/2024 n/a 334 Ordinary 334 13/06/2024 n/a 4,213 Ordinary 4,213 13/06/2024 n/a 4,664 Ordinary 4,664 13/06/2024 n/a 1,587 Ordinary 1,587 13/06/2024 n/a 465 Ordinary 465 13/06/2024 n/a 718 Ordinary 718 13/06/2024 n/a 153,221 Ordinary 153,221 13/06/2024 n/a 87,919 Ordinary 87,919 13/06/2024 n/a 668 Ordinary 668 13/06/2024 n/a 372 Ordinary 372 13/06/2024 n/a 11,706 Ordinary 11,706 13/06/2024 n/a 732 Ordinary 732 13/06/2024 n/a 3,238 Ordinary 3,238 13/06/2024 n/a 7,126 Ordinary 7,126 13/06/2024 n/a 3,270 Ordinary 3,270 13/06/2024 n/a 9,588 Ordinary 9,588 13/06/2024 n/a 1,475 Ordinary 1,475 13/06/2024 n/a 5,591 Ordinary 5,591 13/06/2024 n/a 13,105 Ordinary 13,105 13/06/2024 n/a 561 Ordinary 561 13/06/2024 n/a 59 Ordinary 59 13/06/2024 n/a 721 Ordinary 721 13/06/2024 120.62 -15 Ordinary -15 13/06/2024 120.62 1,800 Ordinary 1,800 13/06/2024 121.44 1,750 Ordinary 1,750 13/06/2024 121.44 481 Ordinary 481 13/06/2024 120.62 163,190 Ordinary 163,190 13/06/2024 120.62 46 Ordinary 46 13/06/2024 120.62 414 Ordinary 414 13/06/2024 121.44 3,461 Ordinary 3,461 Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received

604 Page 24 23-Jan-2025 14/06/2024 120.20 -375 Ordinary -375 14/06/2024 120.16 342 Ordinary 342 14/06/2024 120.20 3,948 Ordinary 3,948 14/06/2024 n/a -904 Ordinary -904 14/06/2024 n/a -13,270 Ordinary -13,270 14/06/2024 n/a -1,057 Ordinary -1,057 14/06/2024 n/a 38,924 Ordinary 38,924 14/06/2024 n/a -23,653 Ordinary -23,653 14/06/2024 n/a -5,873 Ordinary -5,873 14/06/2024 n/a -4,284 Ordinary -4,284 14/06/2024 n/a -17,706 Ordinary -17,706 14/06/2024 n/a -520 Ordinary -520 14/06/2024 n/a -13,978 Ordinary -13,978 14/06/2024 n/a -28,881 Ordinary -28,881 14/06/2024 n/a -5,112 Ordinary -5,112 14/06/2024 n/a -1,215 Ordinary -1,215 14/06/2024 n/a -15,421 Ordinary -15,421 14/06/2024 n/a -138 Ordinary -138 14/06/2024 n/a -61,320 Ordinary -61,320 14/06/2024 n/a -15,571 Ordinary -15,571 14/06/2024 n/a -45,826 Ordinary -45,826 14/06/2024 n/a -70,663 Ordinary -70,663 14/06/2024 n/a -18,959 Ordinary -18,959 14/06/2024 n/a -22,999 Ordinary -22,999 14/06/2024 n/a -1,799 Ordinary -1,799 14/06/2024 n/a -1,031 Ordinary -1,031 14/06/2024 n/a -39,479 Ordinary -39,479 14/06/2024 n/a -3,221 Ordinary -3,221 14/06/2024 n/a -20,000 Ordinary -20,000 14/06/2024 n/a -39,314 Ordinary -39,314 14/06/2024 n/a -4,213 Ordinary -4,213 14/06/2024 n/a -4,664 Ordinary -4,664 14/06/2024 n/a -1,587 Ordinary -1,587 14/06/2024 n/a -465 Ordinary -465 14/06/2024 n/a -718 Ordinary -718 14/06/2024 n/a -153,221 Ordinary -153,221 14/06/2024 n/a 8,802 Ordinary 8,802 14/06/2024 n/a -87,919 Ordinary -87,919 14/06/2024 n/a -668 Ordinary -668 14/06/2024 n/a -372 Ordinary -372 14/06/2024 n/a -11,706 Ordinary -11,706 14/06/2024 n/a -732 Ordinary -732 14/06/2024 n/a -3,238 Ordinary -3,238 14/06/2024 n/a -7,126 Ordinary -7,126 14/06/2024 n/a -3,270 Ordinary -3,270 14/06/2024 n/a -9,588 Ordinary -9,588 14/06/2024 n/a -1,475 Ordinary -1,475 14/06/2024 n/a -5,591 Ordinary -5,591 14/06/2024 n/a 1,681 Ordinary 1,681 14/06/2024 n/a -13,105 Ordinary -13,105 14/06/2024 n/a -561 Ordinary -561 14/06/2024 n/a -59 Ordinary -59 14/06/2024 n/a -721 Ordinary -721 14/06/2024 120.20 -194 Ordinary -194 14/06/2024 120.20 3,703 Ordinary 3,703 14/06/2024 120.20 -720 Ordinary -720 14/06/2024 120.20 291 Ordinary 291 Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received SSGA FUNDS MANAGEMENT, INC. Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Lend - for stock lend Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY

604 Page 25 23-Jan-2025 14/06/2024 120.20 -398 Ordinary -398 17/06/2024 118.16 2,256 Ordinary 2,256 17/06/2024 n/a -47,404 Ordinary -47,404 17/06/2024 n/a 310 Ordinary 310 17/06/2024 n/a 46,078 Ordinary 46,078 17/06/2024 n/a -47,596 Ordinary -47,596 17/06/2024 n/a -244 Ordinary -244 17/06/2024 n/a 238,288 Ordinary 238,288 17/06/2024 n/a -83,868 Ordinary -83,868 17/06/2024 n/a 33,569 Ordinary 33,569 17/06/2024 n/a 119,070 Ordinary 119,070 17/06/2024 n/a -6,535 Ordinary -6,535 17/06/2024 n/a -2,108 Ordinary -2,108 17/06/2024 n/a 75,866 Ordinary 75,866 17/06/2024 n/a 77,252 Ordinary 77,252 17/06/2024 n/a -16,357 Ordinary -16,357 17/06/2024 n/a 59,877 Ordinary 59,877 17/06/2024 n/a 978 Ordinary 978 17/06/2024 n/a 2 Ordinary 2 17/06/2024 n/a 1,729 Ordinary 1,729 17/06/2024 n/a -2 Ordinary -2 17/06/2024 118.16 -864 Ordinary -864 17/06/2024 118.16 92 Ordinary 92 18/06/2024 n/a -310 Ordinary -310 18/06/2024 n/a -1 Ordinary -1 18/06/2024 n/a -70,122 Ordinary -70,122 18/06/2024 n/a -9,052 Ordinary -9,052 18/06/2024 n/a -2,033 Ordinary -2,033 18/06/2024 n/a -334 Ordinary -334 18/06/2024 n/a -978 Ordinary -978 18/06/2024 n/a -85 Ordinary -85 18/06/2024 n/a -1,729 Ordinary -1,729 18/06/2024 n/a 85 Ordinary 85 18/06/2024 118.22 371 Ordinary 371 18/06/2024 119.26 1,080 Ordinary 1,080 19/06/2024 119.21 -248 Ordinary -248 19/06/2024 n/a -41,846 Ordinary -41,846 19/06/2024 n/a -3,500 Ordinary -3,500 19/06/2024 n/a -13,560 Ordinary -13,560 19/06/2024 n/a -141,462 Ordinary -141,462 19/06/2024 n/a 76 Ordinary 76 19/06/2024 n/a -16,692 Ordinary -16,692 19/06/2024 n/a -4,728 Ordinary -4,728 19/06/2024 n/a -76 Ordinary -76 19/06/2024 n/a 2 Ordinary 2 19/06/2024 n/a -2 Ordinary -2 19/06/2024 119.21 -360 Ordinary -360 20/06/2024 119.68 12,334 Ordinary 12,334 20/06/2024 n/a -22,000 Ordinary -22,000 20/06/2024 n/a 239 Ordinary 239 20/06/2024 n/a -239 Ordinary -239 20/06/2024 n/a 245 Ordinary 245 20/06/2024 119.67 -11 Ordinary -11 20/06/2024 119.67 -2,220 Ordinary -2,220 20/06/2024 119.67 506 Ordinary 506 20/06/2024 119.67 -4,000 Ordinary -4,000 21/06/2024 120.25 -186,991 Ordinary -186,991 STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received Lend - for stock lend Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Transfer in Transfer out Lend - for stock lend Lend - for stock lend SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, LTD. Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out SSGA FUNDS MANAGEMENT, INC. Lend - for stock lend Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY

604 Page 26 23-Jan-2025 21/06/2024 120.25 -2,787 Ordinary -2,787 21/06/2024 120.25 307 Ordinary 307 21/06/2024 120.25 669 Ordinary 669 21/06/2024 120.25 430 Ordinary 430 21/06/2024 n/a 41,846 Ordinary 41,846 21/06/2024 n/a -3,132 Ordinary -3,132 21/06/2024 n/a 795 Ordinary 795 21/06/2024 n/a 1,057 Ordinary 1,057 21/06/2024 n/a -43,460 Ordinary -43,460 21/06/2024 n/a -3,299 Ordinary -3,299 21/06/2024 n/a 28,260 Ordinary 28,260 21/06/2024 n/a 201,103 Ordinary 201,103 21/06/2024 n/a 16,586 Ordinary 16,586 21/06/2024 n/a 444 Ordinary 444 21/06/2024 n/a -2,737 Ordinary -2,737 21/06/2024 n/a 7,549 Ordinary 7,549 21/06/2024 n/a 5,112 Ordinary 5,112 21/06/2024 n/a -8,067 Ordinary -8,067 21/06/2024 n/a -23,079 Ordinary -23,079 21/06/2024 n/a 17,907 Ordinary 17,907 21/06/2024 n/a 15,421 Ordinary 15,421 21/06/2024 n/a 9,258 Ordinary 9,258 21/06/2024 n/a 1,575 Ordinary 1,575 21/06/2024 n/a 581 Ordinary 581 21/06/2024 n/a -360,388 Ordinary -360,388 21/06/2024 n/a 5,493 Ordinary 5,493 21/06/2024 n/a 35,273 Ordinary 35,273 21/06/2024 n/a 19,177 Ordinary 19,177 21/06/2024 n/a -4,721 Ordinary -4,721 21/06/2024 n/a 9,456 Ordinary 9,456 21/06/2024 n/a 39,479 Ordinary 39,479 21/06/2024 n/a -5,969 Ordinary -5,969 21/06/2024 n/a 24,275 Ordinary 24,275 21/06/2024 n/a 739 Ordinary 739 21/06/2024 n/a -245 Ordinary -245 21/06/2024 n/a -2 Ordinary -2 21/06/2024 n/a 1,308 Ordinary 1,308 21/06/2024 n/a 2 Ordinary 2 21/06/2024 120.25 -1,944 Ordinary -1,944 21/06/2024 120.25 -307 Ordinary -307 21/06/2024 120.25 -1,503 Ordinary -1,503 21/06/2024 120.25 -625 Ordinary -625 21/06/2024 120.25 -855 Ordinary -855 21/06/2024 120.25 -149 Ordinary -149 21/06/2024 120.25 474 Ordinary 474 21/06/2024 120.25 18,953 Ordinary 18,953 21/06/2024 120.25 2,787 Ordinary 2,787 21/06/2024 120.25 4,404 Ordinary 4,404 21/06/2024 120.25 1,503 Ordinary 1,503 21/06/2024 120.25 1,514,702 Ordinary 1,514,702 21/06/2024 120.25 -1,514,702 Ordinary -1,514,702 21/06/2024 120.25 1,362 Ordinary 1,362 21/06/2024 120.25 625 Ordinary 625 21/06/2024 120.25 -4,404 Ordinary -4,404 21/06/2024 120.25 -11,405 Ordinary -11,405 21/06/2024 120.25 -3,654 Ordinary -3,654 STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer out Transfer out Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Transfer out Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Transfer out Transfer in STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY

604 Page 27 23-Jan-2025 21/06/2024 120.25 855 Ordinary 855 21/06/2024 120.25 1,863 Ordinary 1,863 21/06/2024 120.25 -9,729 Ordinary -9,729 24/06/2024 118.97 -149 Ordinary -149 24/06/2024 118.99 -1,053 Ordinary -1,053 24/06/2024 118.99 -440 Ordinary -440 24/06/2024 n/a 2,000 Ordinary 2,000 24/06/2024 n/a 102,000 Ordinary 102,000 24/06/2024 n/a -739 Ordinary -739 24/06/2024 n/a -1,308 Ordinary -1,308 24/06/2024 118.99 -1,080 Ordinary -1,080 24/06/2024 118.97 -398 Ordinary -398 24/06/2024 118.99 391 Ordinary 391 24/06/2024 118.99 -281 Ordinary -281 24/06/2024 118.99 -843 Ordinary -843 25/06/2024 n/a -17,619 Ordinary -17,619 25/06/2024 n/a 135 Ordinary 135 25/06/2024 n/a 393 Ordinary 393 25/06/2024 n/a 2,361 Ordinary 2,361 25/06/2024 n/a 3,252 Ordinary 3,252 25/06/2024 n/a 193 Ordinary 193 25/06/2024 n/a 282,694 Ordinary 282,694 25/06/2024 n/a 1 Ordinary 1 25/06/2024 n/a 134,410 Ordinary 134,410 25/06/2024 n/a 42,285 Ordinary 42,285 25/06/2024 n/a 21,315 Ordinary 21,315 25/06/2024 n/a 3,151 Ordinary 3,151 25/06/2024 n/a 8,374 Ordinary 8,374 25/06/2024 n/a 4,179 Ordinary 4,179 25/06/2024 n/a 5,030 Ordinary 5,030 25/06/2024 n/a -1 Ordinary -1 25/06/2024 n/a 27,829 Ordinary 27,829 25/06/2024 n/a 179 Ordinary 179 25/06/2024 n/a 41,056 Ordinary 41,056 25/06/2024 n/a 79 Ordinary 79 25/06/2024 n/a 1,102 Ordinary 1,102 25/06/2024 121.45 85 Ordinary 85 25/06/2024 120.12 4,822 Ordinary 4,822 25/06/2024 121.45 1,366 Ordinary 1,366 25/06/2024 121.45 148 Ordinary 148 26/06/2024 120.19 -2,450 Ordinary -2,450 26/06/2024 120.86 -4,552 Ordinary -4,552 26/06/2024 120.97 -1,692 Ordinary -1,692 26/06/2024 n/a -2,000 Ordinary -2,000 26/06/2024 n/a -135 Ordinary -135 26/06/2024 n/a -393 Ordinary -393 26/06/2024 n/a 1 Ordinary 1 26/06/2024 n/a -3,252 Ordinary -3,252 26/06/2024 n/a -193 Ordinary -193 26/06/2024 n/a 111,670 Ordinary 111,670 26/06/2024 n/a -282,694 Ordinary -282,694 26/06/2024 n/a 20,384 Ordinary 20,384 26/06/2024 n/a -134,410 Ordinary -134,410 26/06/2024 n/a -42,285 Ordinary -42,285 26/06/2024 n/a -21,315 Ordinary -21,315 26/06/2024 n/a -3,151 Ordinary -3,151 26/06/2024 n/a -8,374 Ordinary -8,374 Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out Transfer out Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET GLOBAL ADVISORS, LTD. Lend - for stock lend STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Collateral received SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received Transfer out Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Transfer in STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received

604 Page 28 23-Jan-2025 26/06/2024 n/a 13,314 Ordinary 13,314 26/06/2024 n/a -1 Ordinary -1 26/06/2024 n/a -5,030 Ordinary -5,030 26/06/2024 n/a -27,829 Ordinary -27,829 26/06/2024 n/a -179 Ordinary -179 26/06/2024 n/a -41,056 Ordinary -41,056 26/06/2024 n/a -79 Ordinary -79 26/06/2024 n/a -1,102 Ordinary -1,102 26/06/2024 120.97 489 Ordinary 489 26/06/2024 120.97 147 Ordinary 147 26/06/2024 120.19 -713 Ordinary -713 26/06/2024 120.97 51,266 Ordinary 51,266 27/06/2024 121.59 -206 Ordinary -206 27/06/2024 0.00 -4,748 Ordinary -4,748 27/06/2024 120.60 1,578 Ordinary 1,578 27/06/2024 n/a -36,640 Ordinary -36,640 27/06/2024 n/a -1,629 Ordinary -1,629 27/06/2024 n/a 1,629 Ordinary 1,629 27/06/2024 n/a -111,670 Ordinary -111,670 27/06/2024 n/a -8,721 Ordinary -8,721 27/06/2024 n/a -20,384 Ordinary -20,384 27/06/2024 n/a -13,314 Ordinary -13,314 27/06/2024 n/a -1,762 Ordinary -1,762 27/06/2024 120.60 230 Ordinary 230 27/06/2024 121.54 4 Ordinary 4 27/06/2024 121.59 -678 Ordinary -678 27/06/2024 121.54 250 Ordinary 250 27/06/2024 121.54 -1,090 Ordinary -1,090 28/06/2024 119.33 -16,847 Ordinary -16,847 28/06/2024 119.00 94 Ordinary 94 28/06/2024 119.00 -430 Ordinary -430 28/06/2024 n/a 1,086 Ordinary 1,086 28/06/2024 n/a 3,914 Ordinary 3,914 28/06/2024 n/a -48,536 Ordinary -48,536 28/06/2024 n/a 469 Ordinary 469 28/06/2024 n/a 20,448 Ordinary 20,448 28/06/2024 n/a 2,373 Ordinary 2,373 28/06/2024 n/a -2,361 Ordinary -2,361 28/06/2024 n/a 8,718 Ordinary 8,718 28/06/2024 n/a -4,179 Ordinary -4,179 28/06/2024 n/a 1,765 Ordinary 1,765 28/06/2024 119.00 489 Ordinary 489 28/06/2024 119.00 -2,409 Ordinary -2,409 28/06/2024 119.00 -210 Ordinary -210 28/06/2024 119.00 368 Ordinary 368 28/06/2024 119.00 -75 Ordinary -75 28/06/2024 119.00 1,691 Ordinary 1,691 28/06/2024 119.10 677 Ordinary 677 28/06/2024 119.00 -1,310 Ordinary -1,310 28/06/2024 119.00 1,844 Ordinary 1,844 01/07/2024 120.67 -1,720 Ordinary -1,720 01/07/2024 120.67 -309 Ordinary -309 01/07/2024 n/a -184 Ordinary -184 01/07/2024 n/a 184 Ordinary 184 01/07/2024 n/a -2,507 Ordinary -2,507 01/07/2024 n/a 2,507 Ordinary 2,507 01/07/2024 n/a -72 Ordinary -72 Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS ASIA LIMITED Transfer out Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Transfer in Lend - for stock lend Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Lend - for stock lend Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out Collateral received Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Transfer out Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Transfer in STATE STREET GLOBAL ADVISORS, LTD. STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Transfer in Collateral received Transfer in Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS ASIA LIMITED

604 Page 29 23-Jan-2025 01/07/2024 n/a 72 Ordinary 72 01/07/2024 n/a -8,718 Ordinary -8,718 01/07/2024 n/a -1,765 Ordinary -1,765 01/07/2024 120.67 -1,728 Ordinary -1,728 01/07/2024 120.67 -1,728 Ordinary -1,728 01/07/2024 n/a 1,687 Ordinary 1,687 01/07/2024 120.67 192 Ordinary 192 01/07/2024 120.67 322 Ordinary 322 02/07/2024 120.33 1,460 Ordinary 1,460 02/07/2024 121.00 -1,405 Ordinary -1,405 02/07/2024 119.76 -11,281 Ordinary -11,281 02/07/2024 119.76 -15,446 Ordinary -15,446 02/07/2024 119.63 411 Ordinary 411 02/07/2024 119.63 274 Ordinary 274 02/07/2024 119.63 -430 Ordinary -430 02/07/2024 n/a 17 Ordinary 17 02/07/2024 n/a -17 Ordinary -17 02/07/2024 n/a 348,671 Ordinary 348,671 02/07/2024 n/a -469 Ordinary -469 02/07/2024 n/a 15,992 Ordinary 15,992 02/07/2024 n/a -2,557 Ordinary -2,557 02/07/2024 n/a -2,174 Ordinary -2,174 02/07/2024 n/a 864 Ordinary 864 02/07/2024 n/a 562 Ordinary 562 02/07/2024 n/a -562 Ordinary -562 02/07/2024 n/a 1,693 Ordinary 1,693 02/07/2024 119.63 413 Ordinary 413 02/07/2024 121.00 -325 Ordinary -325 02/07/2024 119.63 2,392 Ordinary 2,392 02/07/2024 119.63 1,833 Ordinary 1,833 03/07/2024 119.73 -473 Ordinary -473 03/07/2024 121.11 -4,777 Ordinary -4,777 03/07/2024 n/a -61 Ordinary -61 03/07/2024 n/a 61 Ordinary 61 03/07/2024 n/a 12,912 Ordinary 12,912 03/07/2024 n/a 469 Ordinary 469 03/07/2024 n/a 20,448 Ordinary 20,448 03/07/2024 n/a 33 Ordinary 33 03/07/2024 n/a 4,463 Ordinary 4,463 03/07/2024 n/a 2,373 Ordinary 2,373 03/07/2024 n/a 1,694 Ordinary 1,694 03/07/2024 n/a 8,062 Ordinary 8,062 03/07/2024 n/a 7,584 Ordinary 7,584 03/07/2024 n/a -236 Ordinary -236 03/07/2024 121.12 39 Ordinary 39 03/07/2024 121.11 1,620 Ordinary 1,620 04/07/2024 124.27 -430 Ordinary -430 04/07/2024 123.61 1,118 Ordinary 1,118 04/07/2024 n/a 248 Ordinary 248 04/07/2024 n/a -248 Ordinary -248 04/07/2024 n/a -31,631 Ordinary -31,631 04/07/2024 n/a 2,555 Ordinary 2,555 04/07/2024 n/a -2,555 Ordinary -2,555 04/07/2024 123.61 1,743 Ordinary 1,743 05/07/2024 122.87 1,961 Ordinary 1,961 05/07/2024 n/a -14 Ordinary -14 05/07/2024 n/a 14 Ordinary 14 STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Transfer in SSGA FUNDS MANAGEMENT, INC. Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Transfer in Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Transfer out STATE STREET GLOBAL ADVISORS LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Transfer in STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received SSGA FUNDS MANAGEMENT, INC. Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED SSGA FUNDS MANAGEMENT, INC. STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend

604 Page 30 23-Jan-2025 05/07/2024 n/a -42,113 Ordinary -42,113 05/07/2024 122.87 1,200 Ordinary 1,200 05/07/2024 122.87 -284 Ordinary -284 05/07/2024 122.87 240 Ordinary 240 05/07/2024 122.87 194 Ordinary 194 05/07/2024 122.87 115 Ordinary 115 05/07/2024 122.87 322 Ordinary 322 08/07/2024 119.90 -348 Ordinary -348 08/07/2024 n/a 31 Ordinary 31 08/07/2024 n/a -31 Ordinary -31 08/07/2024 n/a -26,748 Ordinary -26,748 08/07/2024 n/a -199 Ordinary -199 08/07/2024 119.86 -264 Ordinary -264 08/07/2024 119.90 276 Ordinary 276 09/07/2024 120.60 1,430 Ordinary 1,430 09/07/2024 120.60 860 Ordinary 860 09/07/2024 n/a -1 Ordinary -1 09/07/2024 n/a 1 Ordinary 1 09/07/2024 121.17 9,306 Ordinary 9,306 09/07/2024 120.60 28 Ordinary 28 09/07/2024 120.60 12 Ordinary 12 09/07/2024 121.17 96 Ordinary 96 09/07/2024 121.17 124 Ordinary 124 09/07/2024 120.60 1,113 Ordinary 1,113 10/07/2024 120.27 3,556 Ordinary 3,556 10/07/2024 n/a 12 Ordinary 12 10/07/2024 n/a -12 Ordinary -12 10/07/2024 n/a 162,799 Ordinary 162,799 10/07/2024 n/a 2,100 Ordinary 2,100 10/07/2024 120.27 256 Ordinary 256 10/07/2024 119.37 880 Ordinary 880 10/07/2024 119.37 1,260 Ordinary 1,260 10/07/2024 119.55 1,405 Ordinary 1,405 10/07/2024 120.27 855 Ordinary 855 10/07/2024 120.27 7,613 Ordinary 7,613 10/07/2024 119.37 184 Ordinary 184 10/07/2024 119.47 2,211 Ordinary 2,211 10/07/2024 119.37 -599 Ordinary -599 11/07/2024 119.62 -548 Ordinary -548 11/07/2024 n/a -77 Ordinary -77 11/07/2024 n/a 77 Ordinary 77 11/07/2024 n/a 993 Ordinary 993 11/07/2024 119.62 -2,402 Ordinary -2,402 11/07/2024 119.62 71 Ordinary 71 11/07/2024 119.62 -3,065 Ordinary -3,065 11/07/2024 119.62 -427 Ordinary -427 11/07/2024 119.62 12,963 Ordinary 12,963 11/07/2024 119.62 3,065 Ordinary 3,065 11/07/2024 119.62 427 Ordinary 427 11/07/2024 119.62 1,469 Ordinary 1,469 12/07/2024 119.83 -596 Ordinary -596 12/07/2024 119.83 263 Ordinary 263 12/07/2024 119.83 -350 Ordinary -350 12/07/2024 n/a 17 Ordinary 17 12/07/2024 n/a -17 Ordinary -17 12/07/2024 n/a -580 Ordinary -580 Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED SSGA FUNDS MANAGEMENT, INC. Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out Lend - for stock lend SSGA FUNDS MANAGEMENT, INC. Transfer in Transfer out STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS, LTD. Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out Lend - for stock lend Transfer out Transfer out STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Transfer in SSGA FUNDS MANAGEMENT, INC. Transfer in Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in SSGA FUNDS MANAGEMENT, INC. Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS, LTD. STATE STREET GLOBAL ADVISORS LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in Transfer out Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Collateral received Transfer in SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out Collateral received SSGA FUNDS MANAGEMENT, INC. Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED SSGA FUNDS MANAGEMENT, INC. Transfer in

604 Page 31 23-Jan-2025 12/07/2024 n/a 276,694 Ordinary 276,694 12/07/2024 n/a -469 Ordinary -469 12/07/2024 n/a -9,492 Ordinary -9,492 12/07/2024 n/a 3,609 Ordinary 3,609 12/07/2024 n/a 1,147 Ordinary 1,147 12/07/2024 n/a 4,890 Ordinary 4,890 12/07/2024 n/a -1,287 Ordinary -1,287 12/07/2024 n/a 635 Ordinary 635 12/07/2024 n/a -9,646 Ordinary -9,646 12/07/2024 n/a 1,287 Ordinary 1,287 12/07/2024 120.07 -1,024 Ordinary -1,024 12/07/2024 119.83 291 Ordinary 291 15/07/2024 119.84 -348 Ordinary -348 15/07/2024 n/a 10 Ordinary 10 15/07/2024 n/a -10 Ordinary -10 15/07/2024 n/a -413 Ordinary -413 15/07/2024 n/a 160,013 Ordinary 160,013 15/07/2024 n/a 469 Ordinary 469 15/07/2024 n/a 2,356 Ordinary 2,356 15/07/2024 n/a 8,857 Ordinary 8,857 15/07/2024 n/a 1,287 Ordinary 1,287 15/07/2024 n/a 2,373 Ordinary 2,373 15/07/2024 n/a -11,699 Ordinary -11,699 15/07/2024 n/a -1,287 Ordinary -1,287 15/07/2024 n/a 15,013 Ordinary 15,013 15/07/2024 n/a 139 Ordinary 139 15/07/2024 n/a 7,312 Ordinary 7,312 15/07/2024 n/a 889 Ordinary 889 15/07/2024 n/a 50,947 Ordinary 50,947 15/07/2024 n/a 11 Ordinary 11 15/07/2024 n/a 136 Ordinary 136 15/07/2024 n/a 17 Ordinary 17 15/07/2024 n/a 3,679 Ordinary 3,679 15/07/2024 n/a 725 Ordinary 725 15/07/2024 n/a 4,659 Ordinary 4,659 15/07/2024 n/a 86 Ordinary 86 15/07/2024 n/a 218 Ordinary 218 15/07/2024 n/a 3,477 Ordinary 3,477 15/07/2024 n/a 841 Ordinary 841 15/07/2024 n/a 1,525 Ordinary 1,525 15/07/2024 n/a 3,178 Ordinary 3,178 15/07/2024 n/a 1,590 Ordinary 1,590 15/07/2024 n/a 15,498 Ordinary 15,498 15/07/2024 120.45 710 Ordinary 710 15/07/2024 119.84 97 Ordinary 97 16/07/2024 118.00 1,791 Ordinary 1,791 16/07/2024 n/a -53 Ordinary -53 16/07/2024 n/a 53 Ordinary 53 16/07/2024 n/a -33 Ordinary -33 16/07/2024 n/a 1,782 Ordinary 1,782 16/07/2024 n/a -3,176 Ordinary -3,176 16/07/2024 n/a -1,287 Ordinary -1,287 16/07/2024 n/a -1,782 Ordinary -1,782 16/07/2024 n/a -1,694 Ordinary -1,694 16/07/2024 n/a -8,062 Ordinary -8,062 16/07/2024 n/a -7,348 Ordinary -7,348 16/07/2024 n/a -15,013 Ordinary -15,013 Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS LIMITED Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received

604 Page 32 23-Jan-2025 16/07/2024 n/a -139 Ordinary -139 16/07/2024 n/a -7,312 Ordinary -7,312 16/07/2024 n/a -889 Ordinary -889 16/07/2024 n/a -50,947 Ordinary -50,947 16/07/2024 n/a -11 Ordinary -11 16/07/2024 n/a -136 Ordinary -136 16/07/2024 n/a -17 Ordinary -17 16/07/2024 n/a -3,679 Ordinary -3,679 16/07/2024 n/a -725 Ordinary -725 16/07/2024 n/a -4,659 Ordinary -4,659 16/07/2024 n/a -86 Ordinary -86 16/07/2024 n/a -218 Ordinary -218 16/07/2024 n/a -3,477 Ordinary -3,477 16/07/2024 n/a -841 Ordinary -841 16/07/2024 n/a -1,525 Ordinary -1,525 16/07/2024 n/a -3,178 Ordinary -3,178 16/07/2024 n/a -1,590 Ordinary -1,590 16/07/2024 n/a -15,498 Ordinary -15,498 16/07/2024 116.81 -376 Ordinary -376 16/07/2024 116.81 75 Ordinary 75 17/07/2024 116.84 -375 Ordinary -375 17/07/2024 117.00 362 Ordinary 362 17/07/2024 n/a 28 Ordinary 28 17/07/2024 n/a -28 Ordinary -28 17/07/2024 n/a 239 Ordinary 239 17/07/2024 n/a -239 Ordinary -239 17/07/2024 116.46 5,129 Ordinary 5,129 17/07/2024 116.46 1,053 Ordinary 1,053 17/07/2024 117.00 938 Ordinary 938 17/07/2024 116.84 -324 Ordinary -324 17/07/2024 116.46 4,093 Ordinary 4,093 17/07/2024 116.46 -254 Ordinary -254 17/07/2024 116.46 -1,053 Ordinary -1,053 17/07/2024 116.46 -4,093 Ordinary -4,093 18/07/2024 115.94 176 Ordinary 176 18/07/2024 115.94 922 Ordinary 922 18/07/2024 115.94 2,810 Ordinary 2,810 18/07/2024 n/a 24 Ordinary 24 18/07/2024 n/a -24 Ordinary -24 18/07/2024 n/a 62,064 Ordinary 62,064 18/07/2024 n/a 78,749 Ordinary 78,749 18/07/2024 n/a 2,732 Ordinary 2,732 18/07/2024 115.94 3,475 Ordinary 3,475 18/07/2024 115.94 -305 Ordinary -305 18/07/2024 115.94 230 Ordinary 230 19/07/2024 113.99 476 Ordinary 476 19/07/2024 n/a 35 Ordinary 35 19/07/2024 n/a -35 Ordinary -35 19/07/2024 n/a 50,000 Ordinary 50,000 19/07/2024 n/a 21,000 Ordinary 21,000 19/07/2024 n/a 208,196 Ordinary 208,196 19/07/2024 113.88 243 Ordinary 243 19/07/2024 113.99 -880 Ordinary -880 19/07/2024 113.99 276 Ordinary 276 19/07/2024 113.99 869 Ordinary 869 22/07/2024 114.45 -2,810 Ordinary -2,810 Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Collateral received Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Transfer out Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS ASIA LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Lend - for stock lend Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received

604 Page 33 23-Jan-2025 22/07/2024 114.45 1,290 Ordinary 1,290 22/07/2024 n/a -1,118 Ordinary -1,118 22/07/2024 n/a 49,000 Ordinary 49,000 22/07/2024 n/a -3,882 Ordinary -3,882 22/07/2024 n/a 185,277 Ordinary 185,277 22/07/2024 n/a -361 Ordinary -361 22/07/2024 n/a 361 Ordinary 361 22/07/2024 n/a 280 Ordinary 280 22/07/2024 n/a 2,861 Ordinary 2,861 22/07/2024 n/a -280 Ordinary -280 22/07/2024 114.45 -295 Ordinary -295 23/07/2024 113.81 -860 Ordinary -860 23/07/2024 n/a -49,000 Ordinary -49,000 23/07/2024 n/a 38,000 Ordinary 38,000 23/07/2024 n/a 34,937 Ordinary 34,937 23/07/2024 n/a 64,901 Ordinary 64,901 23/07/2024 n/a 15,131 Ordinary 15,131 23/07/2024 n/a 7,510 Ordinary 7,510 23/07/2024 n/a 14,428 Ordinary 14,428 23/07/2024 n/a 8,062 Ordinary 8,062 23/07/2024 n/a 95 Ordinary 95 23/07/2024 n/a -95 Ordinary -95 23/07/2024 113.81 97 Ordinary 97 23/07/2024 113.81 291 Ordinary 291 24/07/2024 113.61 -758 Ordinary -758 24/07/2024 114.43 -430 Ordinary -430 24/07/2024 114.43 -684 Ordinary -684 24/07/2024 n/a -55,937 Ordinary -55,937 24/07/2024 n/a 1,060 Ordinary 1,060 24/07/2024 n/a 17,537 Ordinary 17,537 24/07/2024 n/a 601 Ordinary 601 24/07/2024 113.61 -198 Ordinary -198 24/07/2024 113.61 -6 Ordinary -6 24/07/2024 113.61 19 Ordinary 19 24/07/2024 114.32 240,888 Ordinary 240,888 24/07/2024 114.43 684 Ordinary 684 24/07/2024 114.42 -225 Ordinary -225 25/07/2024 112.81 -1,172 Ordinary -1,172 25/07/2024 114.38 -2,415 Ordinary -2,415 25/07/2024 114.38 -249 Ordinary -249 25/07/2024 n/a 282 Ordinary 282 25/07/2024 n/a 1,331 Ordinary 1,331 25/07/2024 n/a 4,887 Ordinary 4,887 25/07/2024 n/a -1,060 Ordinary -1,060 25/07/2024 n/a 628 Ordinary 628 25/07/2024 112.81 2,420 Ordinary 2,420 25/07/2024 112.81 12,540 Ordinary 12,540 25/07/2024 114.38 -645 Ordinary -645 25/07/2024 112.81 480 Ordinary 480 25/07/2024 112.81 138 Ordinary 138 26/07/2024 115.91 173 Ordinary 173 26/07/2024 n/a -282 Ordinary -282 26/07/2024 n/a -1,331 Ordinary -1,331 26/07/2024 n/a -4,887 Ordinary -4,887 26/07/2024 n/a 13,141 Ordinary 13,141 26/07/2024 n/a 1,036 Ordinary 1,036 26/07/2024 n/a 187 Ordinary 187 STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received SSGA FUNDS MANAGEMENT, INC. STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Collateral received Collateral received Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out SSGA FUNDS MANAGEMENT, INC. Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Collateral received SSGA FUNDS MANAGEMENT, INC. Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out Transfer in Transfer in STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Lend - for stock lend STATE STREET GLOBAL ADVISORS LIMITED Lend - for stock lend Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend

604 Page 34 23-Jan-2025 26/07/2024 n/a 52,827 Ordinary 52,827 26/07/2024 n/a 14,095 Ordinary 14,095 26/07/2024 n/a 952 Ordinary 952 26/07/2024 n/a 28,868 Ordinary 28,868 26/07/2024 n/a 1,563 Ordinary 1,563 26/07/2024 115.91 1,100 Ordinary 1,100 26/07/2024 115.91 184 Ordinary 184 29/07/2024 n/a -946 Ordinary -946 29/07/2024 n/a 598 Ordinary 598 29/07/2024 n/a 417 Ordinary 417 29/07/2024 n/a 1,929 Ordinary 1,929 29/07/2024 n/a -196 Ordinary -196 29/07/2024 n/a -417 Ordinary -417 29/07/2024 n/a 41,060 Ordinary 41,060 29/07/2024 n/a -598 Ordinary -598 29/07/2024 n/a 224 Ordinary 224 29/07/2024 116.56 -646 Ordinary -646 29/07/2024 115.87 -171 Ordinary -171 29/07/2024 115.87 2,640 Ordinary 2,640 29/07/2024 117.00 763 Ordinary 763 29/07/2024 115.87 24 Ordinary 24 29/07/2024 n/a 1,539 Ordinary 1,539 29/07/2024 115.87 97 Ordinary 97 29/07/2024 115.87 115 Ordinary 115 30/07/2024 114.72 46,290 Ordinary 46,290 30/07/2024 114.66 596 Ordinary 596 30/07/2024 114.66 -596 Ordinary -596 30/07/2024 114.66 -1,992 Ordinary -1,992 30/07/2024 n/a -470 Ordinary -470 30/07/2024 n/a -1,169 Ordinary -1,169 30/07/2024 n/a -137,447 Ordinary -137,447 30/07/2024 n/a -975 Ordinary -975 30/07/2024 n/a -361 Ordinary -361 30/07/2024 n/a 975 Ordinary 975 30/07/2024 114.01 155 Ordinary 155 30/07/2024 114.66 46 Ordinary 46 30/07/2024 114.66 1,992 Ordinary 1,992 31/07/2024 117.34 14,000 Ordinary 14,000 31/07/2024 117.48 1,290 Ordinary 1,290 31/07/2024 117.48 -1,149 Ordinary -1,149 31/07/2024 117.48 -1,334 Ordinary -1,334 31/07/2024 117.48 -887 Ordinary -887 31/07/2024 n/a 4,036 Ordinary 4,036 31/07/2024 n/a 470 Ordinary 470 31/07/2024 n/a 3,299 Ordinary 3,299 31/07/2024 n/a 65,486 Ordinary 65,486 31/07/2024 n/a 1,120 Ordinary 1,120 31/07/2024 n/a 13,978 Ordinary 13,978 31/07/2024 n/a 182 Ordinary 182 31/07/2024 n/a 284 Ordinary 284 31/07/2024 n/a 8,067 Ordinary 8,067 31/07/2024 n/a 31,951 Ordinary 31,951 31/07/2024 n/a 11,534 Ordinary 11,534 31/07/2024 n/a 3,822 Ordinary 3,822 31/07/2024 n/a -284 Ordinary -284 31/07/2024 n/a 7,022 Ordinary 7,022 31/07/2024 n/a 14,519 Ordinary 14,519 STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Lend - for stock lend Transfer in SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS, LTD. SSGA FUNDS MANAGEMENT, INC. Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Lend - for stock lend Lend - for stock lend Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Lend - for stock lend Transfer in SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Transfer in SSGA FUNDS MANAGEMENT, INC. Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend

604 Page 35 23-Jan-2025 31/07/2024 117.48 17,831 Ordinary 17,831 31/07/2024 117.48 887 Ordinary 887 31/07/2024 117.48 49,907 Ordinary 49,907 31/07/2024 117.48 1,149 Ordinary 1,149 31/07/2024 117.48 1,334 Ordinary 1,334 31/07/2024 117.48 115 Ordinary 115 31/07/2024 117.48 184 Ordinary 184 31/07/2024 117.48 138 Ordinary 138 31/07/2024 117.48 -245 Ordinary -245 01/08/2024 119.70 860 Ordinary 860 01/08/2024 n/a 12,419 Ordinary 12,419 01/08/2024 119.70 97 Ordinary 97 01/08/2024 119.70 -2,761 Ordinary -2,761 02/08/2024 118.74 568 Ordinary 568 02/08/2024 118.75 -596 Ordinary -596 02/08/2024 118.75 -860 Ordinary -860 02/08/2024 118.75 -1,290 Ordinary -1,290 02/08/2024 116.91 742 Ordinary 742 02/08/2024 118.74 208,337 Ordinary 208,337 05/08/2024 118.68 1,405 Ordinary 1,405 05/08/2024 118.68 -430 Ordinary -430 05/08/2024 n/a 3,000 Ordinary 3,000 05/08/2024 n/a 26,695 Ordinary 26,695 05/08/2024 n/a 76,150 Ordinary 76,150 05/08/2024 n/a -130 Ordinary -130 05/08/2024 n/a 67,654 Ordinary 67,654 05/08/2024 n/a 589 Ordinary 589 05/08/2024 n/a -22 Ordinary -22 05/08/2024 n/a 2,861 Ordinary 2,861 05/08/2024 n/a 2,196 Ordinary 2,196 05/08/2024 n/a 22 Ordinary 22 05/08/2024 n/a 130 Ordinary 130 05/08/2024 n/a -589 Ordinary -589 05/08/2024 n/a -2,861 Ordinary -2,861 05/08/2024 116.35 -166 Ordinary -166 05/08/2024 118.65 311 Ordinary 311 06/08/2024 118.29 -140 Ordinary -140 06/08/2024 118.36 1,148 Ordinary 1,148 06/08/2024 118.29 1,192 Ordinary 1,192 06/08/2024 118.29 596 Ordinary 596 06/08/2024 118.36 -540 Ordinary -540 06/08/2024 n/a 6,700 Ordinary 6,700 06/08/2024 n/a 9,381 Ordinary 9,381 06/08/2024 n/a 5,857 Ordinary 5,857 06/08/2024 n/a 98 Ordinary 98 06/08/2024 n/a 93,213 Ordinary 93,213 06/08/2024 n/a -8,045 Ordinary -8,045 06/08/2024 n/a 18,307 Ordinary 18,307 06/08/2024 n/a 14,792 Ordinary 14,792 06/08/2024 n/a 2,188 Ordinary 2,188 06/08/2024 n/a 263,411 Ordinary 263,411 06/08/2024 n/a 51,935 Ordinary 51,935 06/08/2024 n/a 66,863 Ordinary 66,863 06/08/2024 118.29 -508 Ordinary -508 06/08/2024 118.29 -502 Ordinary -502 Transfer in Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, LTD. STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, LTD. Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out Lend - for stock lend STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Transfer out Transfer out Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY

604 Page 36 23-Jan-2025 06/08/2024 118.29 98 Ordinary 98 06/08/2024 118.29 -1,260 Ordinary -1,260 07/08/2024 116.65 -321 Ordinary -321 07/08/2024 116.65 348 Ordinary 348 07/08/2024 116.65 -596 Ordinary -596 07/08/2024 116.65 1,317 Ordinary 1,317 07/08/2024 n/a -3,000 Ordinary -3,000 07/08/2024 n/a 950 Ordinary 950 07/08/2024 n/a 123,339 Ordinary 123,339 07/08/2024 n/a 333 Ordinary 333 07/08/2024 n/a 15,750 Ordinary 15,750 07/08/2024 n/a 31,193 Ordinary 31,193 07/08/2024 n/a 66,124 Ordinary 66,124 07/08/2024 n/a 2,398 Ordinary 2,398 07/08/2024 n/a 14,535 Ordinary 14,535 07/08/2024 n/a -1,283 Ordinary -1,283 07/08/2024 116.65 194 Ordinary 194 07/08/2024 116.65 92 Ordinary 92 07/08/2024 116.65 161 Ordinary 161 08/08/2024 114.16 511 Ordinary 511 08/08/2024 114.24 525 Ordinary 525 08/08/2024 114.16 1,405 Ordinary 1,405 08/08/2024 n/a -6,700 Ordinary -6,700 08/08/2024 n/a 76,658 Ordinary 76,658 08/08/2024 n/a 74,471 Ordinary 74,471 08/08/2024 n/a -160,398 Ordinary -160,398 08/08/2024 n/a -36,440 Ordinary -36,440 08/08/2024 n/a 6,535 Ordinary 6,535 08/08/2024 n/a 39,561 Ordinary 39,561 08/08/2024 n/a -199 Ordinary -199 08/08/2024 n/a 1,175 Ordinary 1,175 08/08/2024 n/a -1,175 Ordinary -1,175 08/08/2024 n/a 32,647 Ordinary 32,647 08/08/2024 116.01 105 Ordinary 105 08/08/2024 114.16 -21 Ordinary -21 08/08/2024 114.16 92 Ordinary 92 09/08/2024 115.93 658 Ordinary 658 09/08/2024 116.47 8,841 Ordinary 8,841 09/08/2024 116.47 430 Ordinary 430 09/08/2024 n/a -4,558 Ordinary -4,558 09/08/2024 n/a 250,000 Ordinary 250,000 09/08/2024 n/a -167 Ordinary -167 09/08/2024 n/a -261,117 Ordinary -261,117 09/08/2024 n/a 98 Ordinary 98 09/08/2024 n/a 239 Ordinary 239 09/08/2024 n/a -72 Ordinary -72 09/08/2024 n/a -98 Ordinary -98 09/08/2024 116.47 -440 Ordinary -440 09/08/2024 116.47 -440 Ordinary -440 09/08/2024 116.47 -880 Ordinary -880 09/08/2024 116.47 -97 Ordinary -97 09/08/2024 116.47 -194 Ordinary -194 09/08/2024 116.47 291 Ordinary 291 09/08/2024 116.47 230 Ordinary 230 09/08/2024 116.47 -649 Ordinary -649 12/08/2024 116.29 -2,754 Ordinary -2,754 12/08/2024 114.88 -276 Ordinary -276 STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend SSGA FUNDS MANAGEMENT, INC. STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED Transfer out Lend - for stock lend Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Transfer in SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend SSGA FUNDS MANAGEMENT, INC. Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out Transfer out STATE STREET GLOBAL ADVISORS, LTD. Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Transfer out Transfer in STATE STREET GLOBAL ADVISORS, LTD. STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in SSGA FUNDS MANAGEMENT, INC. STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Lend - for stock lend Transfer out SSGA FUNDS MANAGEMENT, INC. STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS LIMITED Lend - for stock lend

604 Page 37 23-Jan-2025 12/08/2024 116.29 -721 Ordinary -721 13/08/2024 115.42 -242 Ordinary -242 13/08/2024 115.42 1,686 Ordinary 1,686 13/08/2024 115.42 1,686 Ordinary 1,686 13/08/2024 n/a -36,518 Ordinary -36,518 13/08/2024 n/a -13,312 Ordinary -13,312 13/08/2024 115.42 -276 Ordinary -276 13/08/2024 n/a -3,162 Ordinary -3,162 13/08/2024 n/a -1,821 Ordinary -1,821 13/08/2024 115.42 154,027 Ordinary 154,027 13/08/2024 115.42 -437 Ordinary -437 13/08/2024 115.42 138 Ordinary 138 14/08/2024 112.43 2,810 Ordinary 2,810 14/08/2024 112.43 7,306 Ordinary 7,306 14/08/2024 n/a 100,000 Ordinary 100,000 14/08/2024 n/a 50,000 Ordinary 50,000 14/08/2024 n/a -106,093 Ordinary -106,093 14/08/2024 112.43 -880 Ordinary -880 14/08/2024 112.43 294 Ordinary 294 14/08/2024 112.43 1,587 Ordinary 1,587 15/08/2024 108.40 1,686 Ordinary 1,686 15/08/2024 109.13 864 Ordinary 864 15/08/2024 n/a -88,000 Ordinary -88,000 15/08/2024 n/a 1,519 Ordinary 1,519 15/08/2024 n/a 8,504 Ordinary 8,504 15/08/2024 n/a 10,277 Ordinary 10,277 15/08/2024 108.40 115 Ordinary 115 16/08/2024 110.42 -393 Ordinary -393 16/08/2024 n/a -240 Ordinary -240 16/08/2024 n/a 38 Ordinary 38 16/08/2024 n/a 202 Ordinary 202 16/08/2024 110.11 -319 Ordinary -319 16/08/2024 110.09 291 Ordinary 291 16/08/2024 110.09 97 Ordinary 97 16/08/2024 110.09 75 Ordinary 75 16/08/2024 110.09 -562 Ordinary -562 19/08/2024 109.80 264 Ordinary 264 19/08/2024 n/a 534 Ordinary 534 19/08/2024 n/a -10,037 Ordinary -10,037 19/08/2024 n/a -1,557 Ordinary -1,557 19/08/2024 n/a -8,706 Ordinary -8,706 19/08/2024 n/a -534 Ordinary -534 19/08/2024 109.82 442 Ordinary 442 19/08/2024 109.82 276 Ordinary 276 20/08/2024 110.47 431 Ordinary 431 20/08/2024 n/a -155,512 Ordinary -155,512 20/08/2024 n/a -46,137 Ordinary -46,137 20/08/2024 n/a -226,692 Ordinary -226,692 20/08/2024 n/a -9,210 Ordinary -9,210 20/08/2024 n/a -150,621 Ordinary -150,621 20/08/2024 n/a -418,449 Ordinary -418,449 20/08/2024 n/a -9,605 Ordinary -9,605 20/08/2024 n/a -16,447 Ordinary -16,447 20/08/2024 n/a -4,095 Ordinary -4,095 20/08/2024 n/a -6,535 Ordinary -6,535 20/08/2024 n/a -7,510 Ordinary -7,510 STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer out Transfer in SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Lend - for stock lend Transfer out Transfer in Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in SSGA FUNDS MANAGEMENT, INC. Collateral received Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in Collateral received Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED

604 Page 38 23-Jan-2025 20/08/2024 n/a -56,850 Ordinary -56,850 20/08/2024 n/a -31,193 Ordinary -31,193 20/08/2024 n/a -2,196 Ordinary -2,196 20/08/2024 n/a -50,000 Ordinary -50,000 20/08/2024 n/a -69,980 Ordinary -69,980 20/08/2024 n/a -51 Ordinary -51 20/08/2024 n/a -2,398 Ordinary -2,398 20/08/2024 n/a -8,462 Ordinary -8,462 20/08/2024 n/a -14,535 Ordinary -14,535 20/08/2024 n/a -5,201 Ordinary -5,201 20/08/2024 n/a -32,647 Ordinary -32,647 20/08/2024 110.93 2,276 Ordinary 2,276 20/08/2024 110.47 392 Ordinary 392 20/08/2024 110.47 161 Ordinary 161 20/08/2024 110.47 75 Ordinary 75 20/08/2024 110.93 986 Ordinary 986 21/08/2024 111.93 2,656 Ordinary 2,656 21/08/2024 111.93 862 Ordinary 862 21/08/2024 111.93 862 Ordinary 862 21/08/2024 n/a -25,329 Ordinary -25,329 21/08/2024 n/a -76 Ordinary -76 21/08/2024 n/a 245 Ordinary 245 21/08/2024 n/a 76 Ordinary 76 21/08/2024 n/a -586 Ordinary -586 21/08/2024 n/a 403 Ordinary 403 21/08/2024 n/a 138 Ordinary 138 21/08/2024 n/a 34 Ordinary 34 21/08/2024 n/a -234 Ordinary -234 21/08/2024 n/a 1,974 Ordinary 1,974 21/08/2024 n/a 9 Ordinary 9 21/08/2024 n/a 2,851 Ordinary 2,851 21/08/2024 n/a 245 Ordinary 245 21/08/2024 n/a 5 Ordinary 5 21/08/2024 n/a 20,379 Ordinary 20,379 21/08/2024 n/a 11 Ordinary 11 21/08/2024 n/a 196 Ordinary 196 21/08/2024 n/a 5 Ordinary 5 21/08/2024 n/a 47 Ordinary 47 21/08/2024 n/a 226 Ordinary 226 21/08/2024 n/a 4 Ordinary 4 21/08/2024 n/a 1,600 Ordinary 1,600 21/08/2024 n/a 33 Ordinary 33 21/08/2024 n/a 29 Ordinary 29 21/08/2024 n/a 67 Ordinary 67 21/08/2024 n/a 1,293 Ordinary 1,293 21/08/2024 n/a 162 Ordinary 162 21/08/2024 n/a 450 Ordinary 450 21/08/2024 n/a 667 Ordinary 667 21/08/2024 n/a 514 Ordinary 514 21/08/2024 n/a 3,929 Ordinary 3,929 21/08/2024 111.93 -3,637 Ordinary -3,637 21/08/2024 111.93 -80 Ordinary -80 21/08/2024 111.93 -291 Ordinary -291 21/08/2024 111.93 -315 Ordinary -315 21/08/2024 111.94 116,844 Ordinary 116,844 21/08/2024 111.93 3,637 Ordinary 3,637 22/08/2024 112.17 431 Ordinary 431 Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend Collateral received Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in Transfer in STATE STREET GLOBAL ADVISORS LIMITED Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received SSGA FUNDS MANAGEMENT, INC. STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET GLOBAL ADVISORS LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in

604 Page 39 23-Jan-2025 22/08/2024 n/a 2,381 Ordinary 2,381 22/08/2024 n/a -30,839 Ordinary -30,839 22/08/2024 n/a -38,115 Ordinary -38,115 22/08/2024 n/a -3,455 Ordinary -3,455 22/08/2024 n/a 396 Ordinary 396 22/08/2024 n/a 46 Ordinary 46 22/08/2024 n/a -261 Ordinary -261 22/08/2024 n/a 1,028 Ordinary 1,028 22/08/2024 n/a -135 Ordinary -135 22/08/2024 n/a 132 Ordinary 132 22/08/2024 n/a -39 Ordinary -39 22/08/2024 n/a -14 Ordinary -14 22/08/2024 n/a 2 Ordinary 2 22/08/2024 n/a -376 Ordinary -376 22/08/2024 n/a -4 Ordinary -4 22/08/2024 n/a 183 Ordinary 183 22/08/2024 n/a 5 Ordinary 5 22/08/2024 n/a -24 Ordinary -24 22/08/2024 n/a 10 Ordinary 10 22/08/2024 n/a -2 Ordinary -2 22/08/2024 n/a -5 Ordinary -5 22/08/2024 n/a -3 Ordinary -3 22/08/2024 n/a -1 Ordinary -1 22/08/2024 n/a -2 Ordinary -2 22/08/2024 n/a 20 Ordinary 20 22/08/2024 n/a -8 Ordinary -8 22/08/2024 n/a 126 Ordinary 126 22/08/2024 112.17 -128 Ordinary -128 22/08/2024 112.17 75 Ordinary 75 23/08/2024 n/a -76 Ordinary -76 23/08/2024 n/a -158,205 Ordinary -158,205 23/08/2024 n/a -632 Ordinary -632 23/08/2024 n/a -6,660 Ordinary -6,660 23/08/2024 n/a -27,542 Ordinary -27,542 23/08/2024 n/a 3 Ordinary 3 23/08/2024 n/a -2 Ordinary -2 23/08/2024 n/a 16 Ordinary 16 23/08/2024 n/a -21 Ordinary -21 23/08/2024 n/a 2 Ordinary 2 23/08/2024 n/a 10 Ordinary 10 23/08/2024 n/a 6 Ordinary 6 23/08/2024 n/a 30 Ordinary 30 23/08/2024 n/a -117 Ordinary -117 23/08/2024 n/a 73 Ordinary 73 23/08/2024 n/a 2 Ordinary 2 23/08/2024 n/a 5 Ordinary 5 23/08/2024 n/a 261 Ordinary 261 23/08/2024 n/a 3 Ordinary 3 23/08/2024 n/a -2 Ordinary -2 23/08/2024 n/a -227 Ordinary -227 23/08/2024 n/a 7 Ordinary 7 23/08/2024 n/a -50 Ordinary -50 23/08/2024 110.73 460 Ordinary 460 26/08/2024 111.02 -599 Ordinary -599 26/08/2024 n/a -22,000 Ordinary -22,000 26/08/2024 n/a 21,410 Ordinary 21,410 26/08/2024 n/a -177 Ordinary -177 Lend - for stock lend Collateral received Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, LTD. Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received Lend - for stock lend Collateral received Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY

604 Page 40 23-Jan-2025 26/08/2024 n/a -5 Ordinary -5 26/08/2024 n/a -5 Ordinary -5 26/08/2024 n/a 16 Ordinary 16 26/08/2024 n/a -22 Ordinary -22 26/08/2024 n/a -28 Ordinary -28 26/08/2024 n/a -60 Ordinary -60 26/08/2024 n/a -55 Ordinary -55 26/08/2024 n/a 188 Ordinary 188 26/08/2024 n/a -268 Ordinary -268 26/08/2024 n/a -1 Ordinary -1 26/08/2024 n/a -405 Ordinary -405 26/08/2024 n/a -33 Ordinary -33 26/08/2024 n/a -2 Ordinary -2 26/08/2024 n/a 912 Ordinary 912 26/08/2024 n/a -2 Ordinary -2 26/08/2024 n/a -26 Ordinary -26 26/08/2024 n/a -26 Ordinary -26 26/08/2024 111.02 28,626 Ordinary 28,626 26/08/2024 111.02 -972 Ordinary -972 27/08/2024 111.88 3,448 Ordinary 3,448 27/08/2024 111.88 1,293 Ordinary 1,293 27/08/2024 111.88 -1,724 Ordinary -1,724 27/08/2024 111.88 3,363 Ordinary 3,363 27/08/2024 n/a -10,558 Ordinary -10,558 27/08/2024 n/a 17,594 Ordinary 17,594 27/08/2024 n/a 2,844 Ordinary 2,844 27/08/2024 n/a -21,410 Ordinary -21,410 27/08/2024 n/a 64 Ordinary 64 27/08/2024 n/a 3 Ordinary 3 27/08/2024 n/a 705 Ordinary 705 27/08/2024 n/a 81 Ordinary 81 27/08/2024 n/a 9 Ordinary 9 27/08/2024 n/a 2,458 Ordinary 2,458 27/08/2024 n/a 1 Ordinary 1 27/08/2024 n/a 274 Ordinary 274 27/08/2024 n/a 13,287 Ordinary 13,287 27/08/2024 n/a -15 Ordinary -15 27/08/2024 n/a 167,631 Ordinary 167,631 27/08/2024 n/a -2 Ordinary -2 27/08/2024 n/a 2 Ordinary 2 27/08/2024 n/a 454 Ordinary 454 27/08/2024 n/a 8,503 Ordinary 8,503 27/08/2024 n/a 65 Ordinary 65 27/08/2024 n/a 2 Ordinary 2 27/08/2024 n/a 1 Ordinary 1 27/08/2024 n/a 2,512 Ordinary 2,512 27/08/2024 n/a 3 Ordinary 3 27/08/2024 n/a -4 Ordinary -4 27/08/2024 n/a 6 Ordinary 6 27/08/2024 n/a 36,068 Ordinary 36,068 27/08/2024 n/a -97 Ordinary -97 27/08/2024 n/a 18 Ordinary 18 27/08/2024 n/a -412 Ordinary -412 27/08/2024 111.88 -355 Ordinary -355 27/08/2024 111.88 -228 Ordinary -228 28/08/2024 111.50 -194 Ordinary -194 28/08/2024 110.89 -2,155 Ordinary -2,155 Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out Transfer out Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY

604 Page 41 23-Jan-2025 28/08/2024 110.89 -4,310 Ordinary -4,310 28/08/2024 n/a -2,381 Ordinary -2,381 28/08/2024 n/a -46 Ordinary -46 28/08/2024 n/a -42,629 Ordinary -42,629 28/08/2024 n/a -1,028 Ordinary -1,028 28/08/2024 n/a 3,906 Ordinary 3,906 28/08/2024 n/a -705 Ordinary -705 28/08/2024 n/a -2,458 Ordinary -2,458 28/08/2024 n/a -13,287 Ordinary -13,287 28/08/2024 n/a -167,631 Ordinary -167,631 28/08/2024 n/a -454 Ordinary -454 28/08/2024 n/a -8,503 Ordinary -8,503 28/08/2024 n/a -2,512 Ordinary -2,512 28/08/2024 n/a -36,068 Ordinary -36,068 28/08/2024 n/a -11 Ordinary -11 28/08/2024 n/a -3 Ordinary -3 28/08/2024 n/a -1 Ordinary -1 28/08/2024 n/a 37 Ordinary 37 28/08/2024 n/a -10 Ordinary -10 28/08/2024 n/a 13 Ordinary 13 28/08/2024 n/a 102 Ordinary 102 28/08/2024 n/a 10 Ordinary 10 28/08/2024 n/a 346 Ordinary 346 28/08/2024 n/a 2 Ordinary 2 28/08/2024 n/a 19 Ordinary 19 28/08/2024 n/a -2 Ordinary -2 28/08/2024 n/a -466 Ordinary -466 28/08/2024 n/a 22 Ordinary 22 28/08/2024 n/a -11 Ordinary -11 28/08/2024 n/a -47 Ordinary -47 28/08/2024 110.89 -319 Ordinary -319 28/08/2024 111.02 -3,363 Ordinary -3,363 28/08/2024 110.89 98 Ordinary 98 28/08/2024 110.89 -136 Ordinary -136 29/08/2024 109.99 -350 Ordinary -350 29/08/2024 n/a 2,344 Ordinary 2,344 29/08/2024 n/a 22,860 Ordinary 22,860 29/08/2024 n/a 1 Ordinary 1 29/08/2024 n/a 1 Ordinary 1 29/08/2024 n/a 16 Ordinary 16 29/08/2024 n/a 34 Ordinary 34 29/08/2024 n/a 11 Ordinary 11 29/08/2024 n/a 5 Ordinary 5 29/08/2024 n/a 9 Ordinary 9 29/08/2024 n/a 8 Ordinary 8 29/08/2024 n/a 64 Ordinary 64 29/08/2024 n/a 9 Ordinary 9 29/08/2024 n/a 66 Ordinary 66 29/08/2024 n/a -31 Ordinary -31 29/08/2024 n/a -229 Ordinary -229 29/08/2024 n/a 3 Ordinary 3 29/08/2024 n/a -12 Ordinary -12 29/08/2024 n/a 2 Ordinary 2 29/08/2024 n/a 44 Ordinary 44 29/08/2024 109.99 -1,110 Ordinary -1,110 30/08/2024 111.55 1,229 Ordinary 1,229 30/08/2024 111.49 7,922 Ordinary 7,922 STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out Transfer out Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Collateral received Collateral received Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Collateral received Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY

604 Page 42 23-Jan-2025 30/08/2024 111.55 2,491 Ordinary 2,491 30/08/2024 111.55 405 Ordinary 405 30/08/2024 111.55 293 Ordinary 293 30/08/2024 111.55 1,917 Ordinary 1,917 30/08/2024 111.55 463 Ordinary 463 30/08/2024 111.55 3,033 Ordinary 3,033 30/08/2024 111.55 312 Ordinary 312 30/08/2024 111.55 2,040 Ordinary 2,040 30/08/2024 n/a -20,000 Ordinary -20,000 30/08/2024 n/a 3,217 Ordinary 3,217 30/08/2024 n/a 1 Ordinary 1 30/08/2024 n/a -10,408 Ordinary -10,408 30/08/2024 n/a 519 Ordinary 519 30/08/2024 n/a -3,906 Ordinary -3,906 30/08/2024 n/a 6,671 Ordinary 6,671 30/08/2024 n/a -10,861 Ordinary -10,861 30/08/2024 n/a 1 Ordinary 1 30/08/2024 n/a 2 Ordinary 2 30/08/2024 n/a 19 Ordinary 19 30/08/2024 n/a -36 Ordinary -36 30/08/2024 n/a 6 Ordinary 6 30/08/2024 n/a -5 Ordinary -5 30/08/2024 n/a -92 Ordinary -92 30/08/2024 n/a 5 Ordinary 5 30/08/2024 n/a -352 Ordinary -352 30/08/2024 n/a -188 Ordinary -188 30/08/2024 n/a 71 Ordinary 71 30/08/2024 n/a 4 Ordinary 4 30/08/2024 n/a 547 Ordinary 547 30/08/2024 n/a -21 Ordinary -21 30/08/2024 n/a 11 Ordinary 11 30/08/2024 n/a 28 Ordinary 28 30/08/2024 111.55 6,068 Ordinary 6,068 30/08/2024 111.55 927 Ordinary 927 30/08/2024 111.55 750 Ordinary 750 30/08/2024 111.55 4,912 Ordinary 4,912 30/08/2024 111.55 72 Ordinary 72 30/08/2024 111.55 167 Ordinary 167 30/08/2024 111.55 -7,640 Ordinary -7,640 30/08/2024 111.47 -4 Ordinary -4 30/08/2024 111.55 191 Ordinary 191 30/08/2024 111.55 90 Ordinary 90 30/08/2024 111.55 266 Ordinary 266 30/08/2024 111.55 -750 Ordinary -750 30/08/2024 111.55 -2,400 Ordinary -2,400 30/08/2024 111.55 -927 Ordinary -927 30/08/2024 111.55 -1,861 Ordinary -1,861 30/08/2024 111.55 -293 Ordinary -293 30/08/2024 111.55 -312 Ordinary -312 30/08/2024 111.55 -463 Ordinary -463 30/08/2024 111.55 1,481 Ordinary 1,481 30/08/2024 111.55 41,063 Ordinary 41,063 30/08/2024 111.55 1,861 Ordinary 1,861 30/08/2024 111.55 4,409 Ordinary 4,409 30/08/2024 111.55 -4,409 Ordinary -4,409 30/08/2024 111.55 -382 Ordinary -382 30/08/2024 111.55 121 Ordinary 121 STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out Lend - for stock lend SSGA FUNDS MANAGEMENT, INC. Transfer out STATE STREET GLOBAL ADVISORS, LTD. Transfer out Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Transfer out STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, LTD. Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Transfer in Collateral received STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. SSGA FUNDS MANAGEMENT, INC. Transfer in Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS LIMITED Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Transfer in Transfer out Transfer out STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED

604 Page 43 23-Jan-2025 30/08/2024 111.55 2,400 Ordinary 2,400 30/08/2024 111.55 15,718 Ordinary 15,718 30/08/2024 111.55 140 Ordinary 140 02/09/2024 109.94 2,943 Ordinary 2,943 02/09/2024 n/a -968 Ordinary -968 02/09/2024 n/a 146,791 Ordinary 146,791 02/09/2024 n/a -24,903 Ordinary -24,903 02/09/2024 n/a 968 Ordinary 968 02/09/2024 n/a 11,781 Ordinary 11,781 02/09/2024 n/a -32 Ordinary -32 02/09/2024 n/a -27 Ordinary -27 02/09/2024 n/a -93 Ordinary -93 02/09/2024 n/a -1,356 Ordinary -1,356 02/09/2024 n/a -120 Ordinary -120 02/09/2024 n/a -442 Ordinary -442 02/09/2024 n/a -559 Ordinary -559 02/09/2024 n/a -499 Ordinary -499 02/09/2024 n/a -3,919 Ordinary -3,919 02/09/2024 n/a -1,608 Ordinary -1,608 02/09/2024 n/a -11 Ordinary -11 02/09/2024 n/a -2,717 Ordinary -2,717 02/09/2024 n/a -180 Ordinary -180 02/09/2024 n/a -12 Ordinary -12 02/09/2024 n/a -21,302 Ordinary -21,302 02/09/2024 n/a -11 Ordinary -11 02/09/2024 n/a -158 Ordinary -158 02/09/2024 n/a -3 Ordinary -3 02/09/2024 n/a -203 Ordinary -203 02/09/2024 n/a -6 Ordinary -6 02/09/2024 n/a -1,439 Ordinary -1,439 02/09/2024 110.78 234 Ordinary 234 03/09/2024 108.45 6,919 Ordinary 6,919 03/09/2024 108.07 -260 Ordinary -260 03/09/2024 108.12 -1,073 Ordinary -1,073 03/09/2024 108.12 -600 Ordinary -600 03/09/2024 108.12 -941 Ordinary -941 03/09/2024 108.07 -282 Ordinary -282 03/09/2024 n/a -6 Ordinary -6 03/09/2024 n/a 6 Ordinary 6 03/09/2024 n/a 363 Ordinary 363 03/09/2024 n/a -88,890 Ordinary -88,890 03/09/2024 n/a 5,216 Ordinary 5,216 03/09/2024 n/a 2,635 Ordinary 2,635 03/09/2024 n/a -110 Ordinary -110 03/09/2024 108.12 -1,962 Ordinary -1,962 03/09/2024 n/a 1,584 Ordinary 1,584 03/09/2024 108.45 47,844 Ordinary 47,844 03/09/2024 108.07 -316 Ordinary -316 03/09/2024 108.08 276 Ordinary 276 03/09/2024 108.12 -284 Ordinary -284 03/09/2024 108.45 62,315 Ordinary 62,315 04/09/2024 105.72 52 Ordinary 52 04/09/2024 105.68 -6,300 Ordinary -6,300 04/09/2024 105.68 432 Ordinary 432 04/09/2024 n/a -147,154 Ordinary -147,154 04/09/2024 n/a -5,184 Ordinary -5,184 Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in Collateral received STATE STREET GLOBAL ADVISORS LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Transfer out STATE STREET GLOBAL ADVISORS LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Collateral received Transfer in Collateral received

604 Page 44 23-Jan-2025 04/09/2024 n/a -5,216 Ordinary -5,216 04/09/2024 n/a -2,635 Ordinary -2,635 04/09/2024 n/a -11,671 Ordinary -11,671 04/09/2024 105.68 -97 Ordinary -97 04/09/2024 105.68 414 Ordinary 414 05/09/2024 107.09 -351 Ordinary -351 05/09/2024 n/a 8,348 Ordinary 8,348 05/09/2024 107.09 287 Ordinary 287 05/09/2024 106.32 247 Ordinary 247 05/09/2024 106.32 -13 Ordinary -13 05/09/2024 107.09 -233 Ordinary -233 05/09/2024 107.09 437 Ordinary 437 05/09/2024 106.32 1,533 Ordinary 1,533 06/09/2024 107.15 762 Ordinary 762 06/09/2024 107.02 1,988 Ordinary 1,988 06/09/2024 n/a 316 Ordinary 316 06/09/2024 n/a -2,504 Ordinary -2,504 06/09/2024 n/a 80,243 Ordinary 80,243 06/09/2024 n/a 26,428 Ordinary 26,428 06/09/2024 n/a 5,000 Ordinary 5,000 06/09/2024 n/a 13,381 Ordinary 13,381 06/09/2024 107.15 1,378 Ordinary 1,378 06/09/2024 107.02 35,712 Ordinary 35,712 06/09/2024 107.02 852 Ordinary 852 06/09/2024 107.02 -257 Ordinary -257 06/09/2024 107.00 -18 Ordinary -18 06/09/2024 107.02 -852 Ordinary -852 06/09/2024 107.02 -2,977 Ordinary -2,977 06/09/2024 107.02 124,717 Ordinary 124,717 06/09/2024 107.02 2,977 Ordinary 2,977 09/09/2024 106.83 5,220 Ordinary 5,220 09/09/2024 106.83 435 Ordinary 435 09/09/2024 n/a -63,752 Ordinary -63,752 09/09/2024 n/a -234 Ordinary -234 09/09/2024 n/a -264 Ordinary -264 09/09/2024 n/a 35 Ordinary 35 09/09/2024 n/a -28,246 Ordinary -28,246 09/09/2024 n/a -8 Ordinary -8 09/09/2024 n/a 18,808 Ordinary 18,808 09/09/2024 n/a 207 Ordinary 207 09/09/2024 n/a 15,178 Ordinary 15,178 09/09/2024 n/a -89,142 Ordinary -89,142 09/09/2024 n/a -5,000 Ordinary -5,000 09/09/2024 n/a 32 Ordinary 32 09/09/2024 n/a -3,489 Ordinary -3,489 09/09/2024 n/a 20 Ordinary 20 09/09/2024 n/a 99 Ordinary 99 09/09/2024 n/a 1 Ordinary 1 09/09/2024 n/a 135 Ordinary 135 09/09/2024 n/a 3 Ordinary 3 09/09/2024 n/a 62 Ordinary 62 09/09/2024 n/a 1 Ordinary 1 09/09/2024 n/a -1,754 Ordinary -1,754 09/09/2024 n/a 10 Ordinary 10 09/09/2024 n/a 1 Ordinary 1 Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received SSGA FUNDS MANAGEMENT, INC. Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend

604 Page 45 23-Jan-2025 09/09/2024 n/a 935 Ordinary 935 09/09/2024 n/a 11,671 Ordinary 11,671 09/09/2024 n/a 335 Ordinary 335 09/09/2024 n/a 86 Ordinary 86 09/09/2024 n/a 77 Ordinary 77 09/09/2024 n/a 12 Ordinary 12 09/09/2024 106.83 -123 Ordinary -123 09/09/2024 106.83 737 Ordinary 737 09/09/2024 106.83 -97 Ordinary -97 09/09/2024 105.60 -1,774 Ordinary -1,774 10/09/2024 107.11 3,408 Ordinary 3,408 10/09/2024 107.11 -22,637 Ordinary -22,637 10/09/2024 n/a -134 Ordinary -134 10/09/2024 n/a -34,162 Ordinary -34,162 10/09/2024 n/a -11,015 Ordinary -11,015 10/09/2024 n/a -3,822 Ordinary -3,822 10/09/2024 n/a -657 Ordinary -657 10/09/2024 n/a -7,022 Ordinary -7,022 10/09/2024 n/a -14,246 Ordinary -14,246 10/09/2024 n/a -4,036 Ordinary -4,036 10/09/2024 n/a 1,402 Ordinary 1,402 10/09/2024 n/a -19,484 Ordinary -19,484 10/09/2024 n/a -470 Ordinary -470 10/09/2024 n/a -3,299 Ordinary -3,299 10/09/2024 n/a -28,674 Ordinary -28,674 10/09/2024 n/a 15,184 Ordinary 15,184 10/09/2024 n/a -6,977 Ordinary -6,977 10/09/2024 n/a -182 Ordinary -182 10/09/2024 n/a -13,978 Ordinary -13,978 10/09/2024 n/a 9,564 Ordinary 9,564 10/09/2024 n/a 4,821 Ordinary 4,821 10/09/2024 n/a -32 Ordinary -32 10/09/2024 n/a -20 Ordinary -20 10/09/2024 n/a -99 Ordinary -99 10/09/2024 n/a -1 Ordinary -1 10/09/2024 n/a -135 Ordinary -135 10/09/2024 n/a -3 Ordinary -3 10/09/2024 n/a -62 Ordinary -62 10/09/2024 n/a -1 Ordinary -1 10/09/2024 n/a -10 Ordinary -10 10/09/2024 n/a -1 Ordinary -1 10/09/2024 n/a -935 Ordinary -935 10/09/2024 n/a -335 Ordinary -335 10/09/2024 n/a -86 Ordinary -86 10/09/2024 n/a -77 Ordinary -77 10/09/2024 n/a -12 Ordinary -12 10/09/2024 107.40 174 Ordinary 174 10/09/2024 107.11 -4,397 Ordinary -4,397 10/09/2024 107.11 -2,475 Ordinary -2,475 10/09/2024 107.11 1,946 Ordinary 1,946 10/09/2024 107.11 -3,429 Ordinary -3,429 10/09/2024 107.24 -1,930 Ordinary -1,930 10/09/2024 107.11 4,397 Ordinary 4,397 10/09/2024 107.11 3,429 Ordinary 3,429 11/09/2024 108.35 -291 Ordinary -291 11/09/2024 108.35 435 Ordinary 435 11/09/2024 108.35 1,305 Ordinary 1,305 STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET GLOBAL ADVISORS, LTD. Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS LIMITED Lend - for stock lend Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received

604 Page 46 23-Jan-2025 11/09/2024 n/a 7,960 Ordinary 7,960 11/09/2024 n/a -546 Ordinary -546 11/09/2024 n/a 38,149 Ordinary 38,149 11/09/2024 n/a 101 Ordinary 101 11/09/2024 n/a 76 Ordinary 76 11/09/2024 n/a 23 Ordinary 23 11/09/2024 n/a 3 Ordinary 3 11/09/2024 n/a -2,681 Ordinary -2,681 11/09/2024 n/a -932 Ordinary -932 11/09/2024 108.35 12,496 Ordinary 12,496 11/09/2024 108.35 -212 Ordinary -212 11/09/2024 108.35 37,286 Ordinary 37,286 11/09/2024 108.35 -152 Ordinary -152 12/09/2024 n/a 1,371 Ordinary 1,371 12/09/2024 n/a -23 Ordinary -23 12/09/2024 n/a -3 Ordinary -3 12/09/2024 n/a 2,364 Ordinary 2,364 12/09/2024 n/a 4,088 Ordinary 4,088 12/09/2024 110.41 739 Ordinary 739 12/09/2024 110.41 16,604 Ordinary 16,604 12/09/2024 110.40 805 Ordinary 805 12/09/2024 110.41 -739 Ordinary -739 12/09/2024 110.41 -236 Ordinary -236 12/09/2024 110.40 234 Ordinary 234 12/09/2024 110.41 154 Ordinary 154 12/09/2024 110.41 161 Ordinary 161 12/09/2024 110.40 10,985 Ordinary 10,985 12/09/2024 110.41 -16,604 Ordinary -16,604 13/09/2024 111.42 1,320 Ordinary 1,320 13/09/2024 111.42 880 Ordinary 880 13/09/2024 n/a 58,000 Ordinary 58,000 13/09/2024 n/a 4,091 Ordinary 4,091 13/09/2024 n/a 134 Ordinary 134 13/09/2024 n/a -16,882 Ordinary -16,882 13/09/2024 n/a 2,155 Ordinary 2,155 13/09/2024 n/a -41,073 Ordinary -41,073 13/09/2024 n/a 1,104 Ordinary 1,104 13/09/2024 n/a 358,326 Ordinary 358,326 13/09/2024 n/a 3,754 Ordinary 3,754 13/09/2024 n/a -2,155 Ordinary -2,155 13/09/2024 n/a -3,754 Ordinary -3,754 13/09/2024 n/a -58,000 Ordinary -58,000 13/09/2024 n/a -4,091 Ordinary -4,091 13/09/2024 n/a 9,171 Ordinary 9,171 13/09/2024 n/a 4,368 Ordinary 4,368 13/09/2024 n/a -11,671 Ordinary -11,671 13/09/2024 n/a -15,017 Ordinary -15,017 13/09/2024 n/a 15,017 Ordinary 15,017 13/09/2024 n/a -7,418 Ordinary -7,418 13/09/2024 n/a 7,418 Ordinary 7,418 13/09/2024 n/a -87,216 Ordinary -87,216 13/09/2024 n/a 87,216 Ordinary 87,216 13/09/2024 108.12 941 Ordinary 941 13/09/2024 111.42 161 Ordinary 161 13/09/2024 111.42 253 Ordinary 253 13/09/2024 108.12 1,073 Ordinary 1,073 Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Collateral received Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend SSGA FUNDS MANAGEMENT, INC. Lend - for stock lend Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY

604 Page 47 23-Jan-2025 16/09/2024 110.81 -440 Ordinary -440 16/09/2024 110.81 -200 Ordinary -200 16/09/2024 n/a -437 Ordinary -437 16/09/2024 n/a -3,275 Ordinary -3,275 16/09/2024 n/a 22 Ordinary 22 16/09/2024 n/a 3,253 Ordinary 3,253 16/09/2024 n/a 1,051 Ordinary 1,051 16/09/2024 n/a 58,700 Ordinary 58,700 16/09/2024 n/a 2,022 Ordinary 2,022 16/09/2024 111.74 2,354 Ordinary 2,354 16/09/2024 110.81 231 Ordinary 231 16/09/2024 110.81 49,707 Ordinary 49,707 16/09/2024 110.81 31,391 Ordinary 31,391 16/09/2024 110.81 -31,391 Ordinary -31,391 17/09/2024 110.75 -2,280 Ordinary -2,280 17/09/2024 110.75 -606 Ordinary -606 17/09/2024 110.75 -1,212 Ordinary -1,212 17/09/2024 n/a 8,217 Ordinary 8,217 17/09/2024 n/a -82,916 Ordinary -82,916 17/09/2024 n/a -58,700 Ordinary -58,700 17/09/2024 n/a -1,581 Ordinary -1,581 17/09/2024 n/a 9,786 Ordinary 9,786 17/09/2024 n/a 2,075 Ordinary 2,075 17/09/2024 n/a -3,041 Ordinary -3,041 17/09/2024 110.75 -172 Ordinary -172 17/09/2024 110.75 -876 Ordinary -876 17/09/2024 111.27 4,418 Ordinary 4,418 17/09/2024 110.75 161 Ordinary 161 17/09/2024 111.27 1,250 Ordinary 1,250 18/09/2024 109.74 -1,212 Ordinary -1,212 18/09/2024 109.74 -1,212 Ordinary -1,212 18/09/2024 n/a -1,402 Ordinary -1,402 18/09/2024 n/a -9,381 Ordinary -9,381 18/09/2024 n/a 1,343 Ordinary 1,343 18/09/2024 n/a -20,000 Ordinary -20,000 18/09/2024 n/a -50,723 Ordinary -50,723 18/09/2024 n/a -540 Ordinary -540 18/09/2024 n/a -18,307 Ordinary -18,307 18/09/2024 n/a -37,448 Ordinary -37,448 18/09/2024 n/a -22,725 Ordinary -22,725 18/09/2024 n/a -9,786 Ordinary -9,786 18/09/2024 n/a -2,075 Ordinary -2,075 18/09/2024 n/a -44,845 Ordinary -44,845 18/09/2024 109.74 -122 Ordinary -122 18/09/2024 109.74 -119 Ordinary -119 18/09/2024 109.74 -1,095 Ordinary -1,095 18/09/2024 109.74 -364 Ordinary -364 19/09/2024 113.61 507 Ordinary 507 19/09/2024 113.61 10,757 Ordinary 10,757 19/09/2024 113.61 -507 Ordinary -507 19/09/2024 113.61 -1,818 Ordinary -1,818 19/09/2024 113.61 -1,818 Ordinary -1,818 19/09/2024 113.61 2,640 Ordinary 2,640 19/09/2024 113.61 880 Ordinary 880 19/09/2024 113.61 880 Ordinary 880Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Transfer in Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in SSGA FUNDS MANAGEMENT, INC. Transfer in STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, LTD. Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend SSGA FUNDS MANAGEMENT, INC. STATE STREET GLOBAL ADVISORS LIMITED Transfer out Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Transfer out Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY

604 Page 48 23-Jan-2025 19/09/2024 n/a 11,440 Ordinary 11,440 19/09/2024 n/a -86,105 Ordinary -86,105 19/09/2024 n/a -13,175 Ordinary -13,175 19/09/2024 n/a -4,817 Ordinary -4,817 19/09/2024 n/a 6,257 Ordinary 6,257 19/09/2024 n/a 12,359 Ordinary 12,359 20/09/2024 113.02 -606 Ordinary -606 20/09/2024 113.02 -783 Ordinary -783 20/09/2024 n/a 7 Ordinary 7 20/09/2024 n/a -7 Ordinary -7 20/09/2024 n/a 454 Ordinary 454 20/09/2024 n/a 913 Ordinary 913 20/09/2024 113.02 276 Ordinary 276 20/09/2024 113.02 7,877 Ordinary 7,877 20/09/2024 113.02 2,337 Ordinary 2,337 20/09/2024 113.02 303 Ordinary 303 20/09/2024 113.02 -1,191 Ordinary -1,191 20/09/2024 113.02 -336 Ordinary -336 20/09/2024 113.02 -285 Ordinary -285 20/09/2024 113.02 45,919 Ordinary 45,919 20/09/2024 113.02 2,519 Ordinary 2,519 20/09/2024 113.02 1,191 Ordinary 1,191 20/09/2024 113.02 3,300 Ordinary 3,300 20/09/2024 113.02 5,633 Ordinary 5,633 20/09/2024 113.02 -3,300 Ordinary -3,300 20/09/2024 113.02 -2,337 Ordinary -2,337 20/09/2024 113.02 -5,633 Ordinary -5,633 20/09/2024 113.02 -660 Ordinary -660 20/09/2024 113.02 -486 Ordinary -486 20/09/2024 113.02 660 Ordinary 660 20/09/2024 113.02 2,222 Ordinary 2,222 20/09/2024 113.02 -2,519 Ordinary -2,519 23/09/2024 112.34 1,752 Ordinary 1,752 23/09/2024 112.31 -323 Ordinary -323 23/09/2024 n/a 8,250 Ordinary 8,250 23/09/2024 n/a 77,918 Ordinary 77,918 23/09/2024 n/a -18,231 Ordinary -18,231 23/09/2024 n/a 187 Ordinary 187 23/09/2024 n/a -187 Ordinary -187 23/09/2024 n/a -38,000 Ordinary -38,000 23/09/2024 n/a 2,709 Ordinary 2,709 23/09/2024 n/a -2,530 Ordinary -2,530 23/09/2024 n/a -553 Ordinary -553 23/09/2024 n/a -1,087 Ordinary -1,087 23/09/2024 112.31 155 Ordinary 155 24/09/2024 116.45 876 Ordinary 876 24/09/2024 116.45 -876 Ordinary -876 24/09/2024 n/a -2,478 Ordinary -2,478 24/09/2024 n/a 2,052 Ordinary 2,052 24/09/2024 n/a 426 Ordinary 426 24/09/2024 n/a -2,920 Ordinary -2,920 24/09/2024 n/a 28,866 Ordinary 28,866 24/09/2024 n/a 322 Ordinary 322 24/09/2024 n/a -2,464 Ordinary -2,464 24/09/2024 n/a 76 Ordinary 76 STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out Transfer out Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Transfer out Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS, LTD. Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS LIMITED Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Lend - for stock lend Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Transfer in Transfer in Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend

604 Page 49 23-Jan-2025 24/09/2024 n/a 441 Ordinary 441 24/09/2024 n/a 6 Ordinary 6 24/09/2024 n/a -1,252 Ordinary -1,252 24/09/2024 n/a 20 Ordinary 20 24/09/2024 n/a 106 Ordinary 106 24/09/2024 n/a 937 Ordinary 937 24/09/2024 n/a 76 Ordinary 76 24/09/2024 116.45 -3,504 Ordinary -3,504 24/09/2024 116.45 -876 Ordinary -876 24/09/2024 116.45 8 Ordinary 8 24/09/2024 116.46 -439 Ordinary -439 24/09/2024 116.45 138 Ordinary 138 24/09/2024 116.46 -3,063 Ordinary -3,063 24/09/2024 112.78 326 Ordinary 326 25/09/2024 120.85 -6,001 Ordinary -6,001 25/09/2024 n/a -13,981 Ordinary -13,981 25/09/2024 n/a 161,000 Ordinary 161,000 25/09/2024 n/a 2,071 Ordinary 2,071 25/09/2024 n/a 68,489 Ordinary 68,489 25/09/2024 n/a -1,212 Ordinary -1,212 25/09/2024 n/a -7 Ordinary -7 25/09/2024 n/a 5,378 Ordinary 5,378 25/09/2024 n/a -322 Ordinary -322 25/09/2024 n/a -76 Ordinary -76 25/09/2024 n/a 2,723 Ordinary 2,723 25/09/2024 n/a -441 Ordinary -441 25/09/2024 n/a -6 Ordinary -6 25/09/2024 n/a -20 Ordinary -20 25/09/2024 n/a -106 Ordinary -106 25/09/2024 n/a -937 Ordinary -937 25/09/2024 n/a -76 Ordinary -76 25/09/2024 120.85 15 Ordinary 15 25/09/2024 120.85 -37,143 Ordinary -37,143 25/09/2024 120.85 3,728 Ordinary 3,728 25/09/2024 120.85 -10,312 Ordinary -10,312 25/09/2024 120.85 308 Ordinary 308 26/09/2024 122.34 962 Ordinary 962 26/09/2024 122.34 1,750 Ordinary 1,750 26/09/2024 121.70 865 Ordinary 865 26/09/2024 126.42 1,285 Ordinary 1,285 26/09/2024 123.22 -278 Ordinary -278 26/09/2024 126.60 500 Ordinary 500 26/09/2024 123.22 313 Ordinary 313 26/09/2024 123.22 -4,780 Ordinary -4,780 26/09/2024 n/a -5,117 Ordinary -5,117 26/09/2024 n/a -8,608 Ordinary -8,608 26/09/2024 n/a -2,900 Ordinary -2,900 26/09/2024 n/a -33,381 Ordinary -33,381 26/09/2024 n/a -950 Ordinary -950 26/09/2024 n/a 37,975 Ordinary 37,975 26/09/2024 n/a -17,550 Ordinary -17,550 26/09/2024 n/a 97,234 Ordinary 97,234 26/09/2024 n/a -3,398 Ordinary -3,398 26/09/2024 n/a -28,508 Ordinary -28,508 26/09/2024 n/a -14,535 Ordinary -14,535 26/09/2024 n/a -1,861 Ordinary -1,861 26/09/2024 n/a -28,228 Ordinary -28,228 STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Collateral received Collateral received Lend - for stock lend STATE STREET GLOBAL ADVISORS LIMITED Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in Lend - for stock lend Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Transfer out SSGA FUNDS MANAGEMENT, INC. Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET BANK AND TRUST COMPANY Lend - for stock lend

604 Page 50 23-Jan-2025 26/09/2024 n/a -6,125 Ordinary -6,125 26/09/2024 n/a -3,223 Ordinary -3,223 26/09/2024 n/a 1,484 Ordinary 1,484 26/09/2024 n/a 7,875 Ordinary 7,875 26/09/2024 n/a 15,583 Ordinary 15,583 26/09/2024 121.70 250 Ordinary 250 26/09/2024 123.22 -313 Ordinary -313 26/09/2024 123.22 -63 Ordinary -63 26/09/2024 123.22 -1,314 Ordinary -1,314 26/09/2024 123.22 8 Ordinary 8 26/09/2024 126.60 327 Ordinary 327 26/09/2024 126.43 16 Ordinary 16 26/09/2024 127.30 45 Ordinary 45 26/09/2024 126.45 393 Ordinary 393 26/09/2024 123.22 -376 Ordinary -376 27/09/2024 127.45 -700 Ordinary -700 27/09/2024 127.45 -2,378 Ordinary -2,378 27/09/2024 n/a 3,223 Ordinary 3,223 27/09/2024 n/a 34,802 Ordinary 34,802 27/09/2024 n/a 225,000 Ordinary 225,000 27/09/2024 n/a 54,011 Ordinary 54,011 27/09/2024 n/a 77,478 Ordinary 77,478 27/09/2024 n/a 469 Ordinary 469 27/09/2024 n/a 8,530 Ordinary 8,530 27/09/2024 n/a 4,294 Ordinary 4,294 27/09/2024 n/a -1,633 Ordinary -1,633 30/09/2024 129.13 -822 Ordinary -822 30/09/2024 129.13 -1,098 Ordinary -1,098 30/09/2024 129.13 270 Ordinary 270 30/09/2024 129.13 -349 Ordinary -349 30/09/2024 129.13 -1,196 Ordinary -1,196 30/09/2024 129.13 358 Ordinary 358 30/09/2024 129.13 -487 Ordinary -487 30/09/2024 129.13 -3,388 Ordinary -3,388 30/09/2024 n/a -1,700 Ordinary -1,700 30/09/2024 n/a 336 Ordinary 336 30/09/2024 n/a 855 Ordinary 855 30/09/2024 n/a 592 Ordinary 592 30/09/2024 n/a 12,339 Ordinary 12,339 30/09/2024 n/a 300,000 Ordinary 300,000 30/09/2024 n/a 2,803 Ordinary 2,803 30/09/2024 n/a -2,443 Ordinary -2,443 30/09/2024 n/a 87,828 Ordinary 87,828 30/09/2024 n/a -5,934 Ordinary -5,934 30/09/2024 n/a 32,494 Ordinary 32,494 30/09/2024 n/a 1,684 Ordinary 1,684 30/09/2024 n/a 2,107 Ordinary 2,107 30/09/2024 n/a 217 Ordinary 217 30/09/2024 n/a 39 Ordinary 39 30/09/2024 n/a 8 Ordinary 8 30/09/2024 n/a 14,557 Ordinary 14,557 30/09/2024 n/a 347 Ordinary 347 30/09/2024 n/a 525 Ordinary 525 30/09/2024 n/a 129 Ordinary 129 30/09/2024 n/a 208 Ordinary 208 30/09/2024 n/a 264 Ordinary 264 30/09/2024 n/a 224 Ordinary 224 Transfer out STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, LTD. Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out Lend - for stock lend SSGA FUNDS MANAGEMENT, INC. Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Transfer out Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received Collateral received Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend

604 Page 51 23-Jan-2025 30/09/2024 n/a 1,496 Ordinary 1,496 30/09/2024 n/a 3,302 Ordinary 3,302 30/09/2024 n/a 7 Ordinary 7 30/09/2024 n/a 7,347 Ordinary 7,347 30/09/2024 n/a 1,198 Ordinary 1,198 30/09/2024 n/a 19 Ordinary 19 30/09/2024 n/a 23 Ordinary 23 30/09/2024 n/a 6,352 Ordinary 6,352 30/09/2024 n/a 5 Ordinary 5 30/09/2024 n/a 64 Ordinary 64 30/09/2024 n/a 1 Ordinary 1 30/09/2024 n/a 372 Ordinary 372 30/09/2024 n/a 375 Ordinary 375 30/09/2024 n/a 2 Ordinary 2 30/09/2024 129.13 -3,623 Ordinary -3,623 30/09/2024 130.00 349 Ordinary 349 30/09/2024 129.13 -167 Ordinary -167 30/09/2024 129.13 -5,707 Ordinary -5,707 30/09/2024 129.13 -694 Ordinary -694 30/09/2024 129.13 -1,551 Ordinary -1,551 30/09/2024 129.13 54,506 Ordinary 54,506 30/09/2024 129.13 1,551 Ordinary 1,551 30/09/2024 129.13 8,497 Ordinary 8,497 30/09/2024 129.13 9,107 Ordinary 9,107 30/09/2024 129.13 3,388 Ordinary 3,388 30/09/2024 129.13 -9,107 Ordinary -9,107 30/09/2024 129.13 -8,497 Ordinary -8,497 30/09/2024 129.13 160 Ordinary 160 30/09/2024 129.13 -22,354 Ordinary -22,354 30/09/2024 129.13 487 Ordinary 487 30/09/2024 129.13 1,151 Ordinary 1,151 30/09/2024 129.13 2,901 Ordinary 2,901 01/10/2024 125.74 -438 Ordinary -438 01/10/2024 125.74 -744 Ordinary -744 01/10/2024 n/a 8,608 Ordinary 8,608 01/10/2024 n/a 11,026 Ordinary 11,026 01/10/2024 n/a 3,822 Ordinary 3,822 01/10/2024 n/a 14,067 Ordinary 14,067 01/10/2024 n/a 13,125 Ordinary 13,125 01/10/2024 n/a 2,388 Ordinary 2,388 01/10/2024 n/a -16,267 Ordinary -16,267 01/10/2024 n/a 31,048 Ordinary 31,048 01/10/2024 n/a 3,299 Ordinary 3,299 01/10/2024 n/a 45,698 Ordinary 45,698 01/10/2024 n/a -7,222 Ordinary -7,222 01/10/2024 n/a 7,412 Ordinary 7,412 01/10/2024 n/a 38,046 Ordinary 38,046 01/10/2024 n/a 6,125 Ordinary 6,125 01/10/2024 n/a 182 Ordinary 182 01/10/2024 n/a 35 Ordinary 35 01/10/2024 n/a 7,112 Ordinary 7,112 01/10/2024 n/a 17,257 Ordinary 17,257 01/10/2024 n/a 1,082 Ordinary 1,082 01/10/2024 n/a -25 Ordinary -25 01/10/2024 n/a -37 Ordinary -37 01/10/2024 n/a -58 Ordinary -58 Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in Transfer out Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer out Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS ASIA LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Collateral received STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, LTD. STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY

604 Page 52 23-Jan-2025 01/10/2024 n/a -16 Ordinary -16 01/10/2024 n/a -287 Ordinary -287 01/10/2024 n/a -468 Ordinary -468 01/10/2024 n/a -1 Ordinary -1 01/10/2024 n/a -2,317 Ordinary -2,317 01/10/2024 n/a -187 Ordinary -187 01/10/2024 n/a 11 Ordinary 11 01/10/2024 n/a -4 Ordinary -4 01/10/2024 n/a 200 Ordinary 200 01/10/2024 n/a -1 Ordinary -1 01/10/2024 n/a -12 Ordinary -12 01/10/2024 n/a 17 Ordinary 17 01/10/2024 n/a 20 Ordinary 20 01/10/2024 n/a 565 Ordinary 565 01/10/2024 n/a -43 Ordinary -43 01/10/2024 n/a 438 Ordinary 438 01/10/2024 n/a -1 Ordinary -1 01/10/2024 n/a -2 Ordinary -2 01/10/2024 n/a -4,556 Ordinary -4,556 01/10/2024 n/a -70 Ordinary -70 01/10/2024 n/a -40 Ordinary -40 01/10/2024 125.74 9,392 Ordinary 9,392 01/10/2024 125.74 744 Ordinary 744 01/10/2024 125.70 4,099 Ordinary 4,099 01/10/2024 125.74 15 Ordinary 15 01/10/2024 125.74 -1,095 Ordinary -1,095 01/10/2024 125.70 -506 Ordinary -506 01/10/2024 125.74 874 Ordinary 874 01/10/2024 125.74 230 Ordinary 230 01/10/2024 125.74 69 Ordinary 69 01/10/2024 125.74 -9,392 Ordinary -9,392 02/10/2024 125.96 2,256 Ordinary 2,256 02/10/2024 125.96 -3,102 Ordinary -3,102 02/10/2024 125.96 -1,314 Ordinary -1,314 02/10/2024 125.96 2,259 Ordinary 2,259 02/10/2024 125.96 -617 Ordinary -617 02/10/2024 n/a 6,167 Ordinary 6,167 02/10/2024 n/a -3,647 Ordinary -3,647 02/10/2024 n/a 167,030 Ordinary 167,030 02/10/2024 n/a 961 Ordinary 961 02/10/2024 n/a 204 Ordinary 204 02/10/2024 n/a 200,000 Ordinary 200,000 02/10/2024 n/a -6,202 Ordinary -6,202 02/10/2024 n/a -142,329 Ordinary -142,329 02/10/2024 n/a -961 Ordinary -961 02/10/2024 n/a 109 Ordinary 109 02/10/2024 n/a -169,460 Ordinary -169,460 02/10/2024 n/a 1,422 Ordinary 1,422 02/10/2024 n/a 68 Ordinary 68 02/10/2024 n/a 46 Ordinary 46 02/10/2024 n/a -5 Ordinary -5 02/10/2024 n/a 1 Ordinary 1 02/10/2024 n/a -10,104 Ordinary -10,104 02/10/2024 n/a -148 Ordinary -148 02/10/2024 n/a -39 Ordinary -39 02/10/2024 n/a -8 Ordinary -8 02/10/2024 n/a 13 Ordinary 13 STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Collateral received Transfer out Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Lend - for stock lend Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received SSGA FUNDS MANAGEMENT, INC. Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received

604 Page 53 23-Jan-2025 02/10/2024 n/a 24 Ordinary 24 02/10/2024 n/a -11 Ordinary -11 02/10/2024 n/a 74 Ordinary 74 02/10/2024 n/a 154 Ordinary 154 02/10/2024 n/a -5,094 Ordinary -5,094 02/10/2024 n/a 104 Ordinary 104 02/10/2024 n/a 3 Ordinary 3 02/10/2024 n/a 2 Ordinary 2 02/10/2024 n/a -334 Ordinary -334 02/10/2024 n/a 4 Ordinary 4 02/10/2024 n/a 2 Ordinary 2 02/10/2024 n/a 2 Ordinary 2 02/10/2024 n/a 88 Ordinary 88 02/10/2024 n/a 30 Ordinary 30 02/10/2024 n/a -1 Ordinary -1 02/10/2024 125.96 1,224 Ordinary 1,224 02/10/2024 125.96 230 Ordinary 230 02/10/2024 125.96 32,291 Ordinary 32,291 02/10/2024 125.96 617 Ordinary 617 03/10/2024 127.50 948 Ordinary 948 03/10/2024 126.04 2,664 Ordinary 2,664 03/10/2024 126.04 558 Ordinary 558 03/10/2024 n/a -17,708 Ordinary -17,708 03/10/2024 n/a -12,854 Ordinary -12,854 03/10/2024 n/a -30,568 Ordinary -30,568 03/10/2024 n/a -7 Ordinary -7 03/10/2024 n/a -2 Ordinary -2 03/10/2024 n/a -6 Ordinary -6 03/10/2024 n/a -359 Ordinary -359 03/10/2024 n/a -15 Ordinary -15 03/10/2024 n/a 1 Ordinary 1 03/10/2024 n/a -7 Ordinary -7 03/10/2024 n/a 1 Ordinary 1 03/10/2024 n/a 21 Ordinary 21 03/10/2024 n/a -29 Ordinary -29 03/10/2024 n/a -152 Ordinary -152 03/10/2024 n/a -3 Ordinary -3 03/10/2024 n/a 1 Ordinary 1 03/10/2024 n/a 57 Ordinary 57 03/10/2024 n/a 1 Ordinary 1 03/10/2024 n/a -7 Ordinary -7 03/10/2024 n/a -3 Ordinary -3 03/10/2024 n/a -1 Ordinary -1 03/10/2024 126.04 -511 Ordinary -511 03/10/2024 127.50 269 Ordinary 269 03/10/2024 n/a 1,773 Ordinary 1,773 03/10/2024 126.04 437 Ordinary 437 04/10/2024 124.03 251 Ordinary 251 04/10/2024 123.33 -7,644 Ordinary -7,644 04/10/2024 123.68 -2,820 Ordinary -2,820 04/10/2024 123.68 -1,314 Ordinary -1,314 04/10/2024 123.68 -9,636 Ordinary -9,636 04/10/2024 n/a -1,140 Ordinary -1,140 04/10/2024 n/a 3,647 Ordinary 3,647 04/10/2024 n/a 1,269 Ordinary 1,269 04/10/2024 n/a -54,002 Ordinary -54,002 04/10/2024 n/a 44,311 Ordinary 44,311 STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Collateral received Transfer out Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received

604 Page 54 23-Jan-2025 04/10/2024 n/a -10 Ordinary -10 04/10/2024 n/a 404 Ordinary 404 04/10/2024 n/a 1 Ordinary 1 04/10/2024 n/a 89 Ordinary 89 04/10/2024 n/a 277 Ordinary 277 04/10/2024 n/a -3 Ordinary -3 04/10/2024 n/a -15 Ordinary -15 04/10/2024 n/a -1 Ordinary -1 04/10/2024 n/a -1 Ordinary -1 04/10/2024 n/a -6 Ordinary -6 04/10/2024 n/a -40 Ordinary -40 04/10/2024 n/a 108 Ordinary 108 04/10/2024 n/a 6,859 Ordinary 6,859 04/10/2024 n/a -4 Ordinary -4 04/10/2024 n/a 492 Ordinary 492 04/10/2024 n/a -2 Ordinary -2 04/10/2024 n/a 106 Ordinary 106 04/10/2024 n/a 26,535 Ordinary 26,535 04/10/2024 n/a -1 Ordinary -1 04/10/2024 n/a -17 Ordinary -17 04/10/2024 n/a 6,101 Ordinary 6,101 04/10/2024 n/a -4 Ordinary -4 04/10/2024 123.68 60 Ordinary 60 04/10/2024 124.03 216 Ordinary 216 04/10/2024 123.68 115 Ordinary 115 07/10/2024 n/a -187 Ordinary -187 07/10/2024 n/a -1,569 Ordinary -1,569 07/10/2024 n/a -738 Ordinary -738 07/10/2024 n/a 23,394 Ordinary 23,394 07/10/2024 n/a 1,166 Ordinary 1,166 07/10/2024 n/a 353 Ordinary 353 07/10/2024 n/a 5,124 Ordinary 5,124 07/10/2024 n/a -6,022 Ordinary -6,022 07/10/2024 n/a 6,671 Ordinary 6,671 07/10/2024 n/a 32,673 Ordinary 32,673 07/10/2024 n/a -57,970 Ordinary -57,970 07/10/2024 n/a 109 Ordinary 109 07/10/2024 n/a 13,978 Ordinary 13,978 07/10/2024 n/a 21,656 Ordinary 21,656 07/10/2024 n/a 9 Ordinary 9 07/10/2024 n/a -9 Ordinary -9 07/10/2024 n/a -4 Ordinary -4 07/10/2024 n/a 22 Ordinary 22 07/10/2024 n/a -35 Ordinary -35 07/10/2024 n/a 38 Ordinary 38 07/10/2024 n/a -43 Ordinary -43 07/10/2024 n/a -1 Ordinary -1 07/10/2024 n/a -1 Ordinary -1 07/10/2024 n/a -15 Ordinary -15 07/10/2024 n/a 21 Ordinary 21 07/10/2024 n/a -22 Ordinary -22 07/10/2024 n/a -256 Ordinary -256 07/10/2024 n/a 1 Ordinary 1 07/10/2024 n/a -8 Ordinary -8 07/10/2024 n/a 23 Ordinary 23 07/10/2024 n/a -779 Ordinary -779 07/10/2024 n/a 1 Ordinary 1 07/10/2024 n/a -28 Ordinary -28 Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lendSTATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Lend - for stock lend Collateral received Collateral receivedSTATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Lend - for stock lendSTATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY

604 Page 55 23-Jan-2025 07/10/2024 n/a 2 Ordinary 2 07/10/2024 121.17 35,295 Ordinary 35,295 07/10/2024 123.79 115 Ordinary 115 07/10/2024 123.79 2,991 Ordinary 2,991 07/10/2024 121.17 485 Ordinary 485 07/10/2024 121.17 -485 Ordinary -485 08/10/2024 120.99 3,153 Ordinary 3,153 08/10/2024 120.99 46 Ordinary 46 08/10/2024 120.99 -3,504 Ordinary -3,504 08/10/2024 120.99 644 Ordinary 644 08/10/2024 120.99 -3,394 Ordinary -3,394 08/10/2024 n/a 236 Ordinary 236 08/10/2024 n/a 7,718 Ordinary 7,718 08/10/2024 n/a -93,599 Ordinary -93,599 08/10/2024 n/a 20,192 Ordinary 20,192 08/10/2024 n/a -1,928 Ordinary -1,928 08/10/2024 n/a -76 Ordinary -76 08/10/2024 n/a -3 Ordinary -3 08/10/2024 n/a -11,142 Ordinary -11,142 08/10/2024 n/a -4 Ordinary -4 08/10/2024 n/a -40 Ordinary -40 08/10/2024 n/a -4 Ordinary -4 08/10/2024 n/a 9 Ordinary 9 08/10/2024 n/a -23 Ordinary -23 08/10/2024 n/a -10 Ordinary -10 08/10/2024 n/a -116 Ordinary -116 08/10/2024 n/a -283 Ordinary -283 08/10/2024 n/a -1 Ordinary -1 08/10/2024 n/a -5,640 Ordinary -5,640 08/10/2024 n/a -74 Ordinary -74 08/10/2024 n/a -4 Ordinary -4 08/10/2024 n/a -1 Ordinary -1 08/10/2024 n/a 788 Ordinary 788 08/10/2024 n/a -4 Ordinary -4 08/10/2024 n/a -2 Ordinary -2 08/10/2024 n/a -2 Ordinary -2 08/10/2024 n/a -107 Ordinary -107 08/10/2024 n/a -43 Ordinary -43 08/10/2024 n/a -395 Ordinary -395 08/10/2024 n/a -85 Ordinary -85 08/10/2024 n/a -6,602 Ordinary -6,602 08/10/2024 n/a -483 Ordinary -483 08/10/2024 n/a -25,757 Ordinary -25,757 08/10/2024 n/a -6,073 Ordinary -6,073 08/10/2024 121.52 258 Ordinary 258 08/10/2024 120.99 46,325 Ordinary 46,325 08/10/2024 120.99 231 Ordinary 231 08/10/2024 120.99 161 Ordinary 161 08/10/2024 120.99 207 Ordinary 207 08/10/2024 120.99 152 Ordinary 152 08/10/2024 120.99 -644 Ordinary -644 08/10/2024 120.99 -3,153 Ordinary -3,153 08/10/2024 120.46 -17,287 Ordinary -17,287 08/10/2024 120.99 -2,382 Ordinary -2,382 08/10/2024 120.99 -9,325 Ordinary -9,325 09/10/2024 118.22 283 Ordinary 283 09/10/2024 119.62 -1,167 Ordinary -1,167 STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend Collateral received STATE STREET GLOBAL ADVISORS LIMITED Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out Collateral received STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in Transfer out Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS, LTD. Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in Transfer out Lend - for stock lend Collateral receivedSTATE STREET BANK AND TRUST COMPANY Transfer in Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received

604 Page 56 23-Jan-2025 09/10/2024 117.99 489 Ordinary 489 09/10/2024 n/a 21,000 Ordinary 21,000 09/10/2024 n/a -425,000 Ordinary -425,000 09/10/2024 n/a -67,752 Ordinary -67,752 09/10/2024 n/a -3,736 Ordinary -3,736 09/10/2024 n/a 14,305 Ordinary 14,305 09/10/2024 n/a 3,736 Ordinary 3,736 09/10/2024 n/a 9,695 Ordinary 9,695 09/10/2024 n/a -617 Ordinary -617 09/10/2024 n/a -30 Ordinary -30 09/10/2024 n/a -2 Ordinary -2 09/10/2024 n/a -73 Ordinary -73 09/10/2024 n/a -445 Ordinary -445 09/10/2024 n/a -26 Ordinary -26 09/10/2024 n/a -192 Ordinary -192 09/10/2024 n/a -206 Ordinary -206 09/10/2024 n/a -185 Ordinary -185 09/10/2024 n/a -1,168 Ordinary -1,168 09/10/2024 n/a -2,657 Ordinary -2,657 09/10/2024 n/a -5 Ordinary -5 09/10/2024 n/a -1,035 Ordinary -1,035 09/10/2024 n/a -28 Ordinary -28 09/10/2024 n/a -18 Ordinary -18 09/10/2024 n/a -7,190 Ordinary -7,190 09/10/2024 n/a -4 Ordinary -4 09/10/2024 n/a -51 Ordinary -51 09/10/2024 n/a -17 Ordinary -17 09/10/2024 n/a -21 Ordinary -21 09/10/2024 n/a -894 Ordinary -894 09/10/2024 n/a -315 Ordinary -315 09/10/2024 n/a -735 Ordinary -735 09/10/2024 n/a -1,467 Ordinary -1,467 09/10/2024 119.62 1,829 Ordinary 1,829 09/10/2024 118.22 2,949 Ordinary 2,949 09/10/2024 119.62 -261 Ordinary -261 09/10/2024 n/a -1,500 Ordinary -1,500 09/10/2024 n/a -713 Ordinary -713 09/10/2024 118.22 11,246 Ordinary 11,246 09/10/2024 119.62 -203 Ordinary -203 09/10/2024 119.62 -536 Ordinary -536 09/10/2024 118.24 -211 Ordinary -211 10/10/2024 118.30 968 Ordinary 968 10/10/2024 119.89 -1,620 Ordinary -1,620 10/10/2024 119.87 -599 Ordinary -599 10/10/2024 119.87 1,752 Ordinary 1,752 10/10/2024 118.30 -321 Ordinary -321 10/10/2024 119.87 2,002 Ordinary 2,002 10/10/2024 n/a -41,384 Ordinary -41,384 10/10/2024 n/a -4,672 Ordinary -4,672 10/10/2024 n/a 187 Ordinary 187 10/10/2024 n/a -9,278 Ordinary -9,278 10/10/2024 n/a -147,477 Ordinary -147,477 10/10/2024 n/a -2,148 Ordinary -2,148 10/10/2024 n/a 2,232 Ordinary 2,232 10/10/2024 n/a -150,000 Ordinary -150,000 10/10/2024 n/a 9,007 Ordinary 9,007 10/10/2024 n/a -4,818 Ordinary -4,818 Lend - for stock lend STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET GLOBAL ADVISORS LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Transfer outSTATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Lend - for stock lend Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Transfer outSTATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received

604 Page 57 23-Jan-2025 10/10/2024 n/a -9,568 Ordinary -9,568 10/10/2024 119.87 24 Ordinary 24 10/10/2024 n/a 2,291 Ordinary 2,291 10/10/2024 119.87 21,662 Ordinary 21,662 10/10/2024 119.89 -286 Ordinary -286 10/10/2024 119.87 230 Ordinary 230 10/10/2024 119.87 -2,002 Ordinary -2,002 10/10/2024 119.89 7,353 Ordinary 7,353 10/10/2024 119.89 -3,072 Ordinary -3,072 10/10/2024 118.30 263 Ordinary 263 11/10/2024 119.61 -515 Ordinary -515 11/10/2024 119.61 22,537 Ordinary 22,537 11/10/2024 119.58 1,938 Ordinary 1,938 11/10/2024 n/a -2,071 Ordinary -2,071 11/10/2024 n/a -93,397 Ordinary -93,397 11/10/2024 n/a -134 Ordinary -134 11/10/2024 n/a -11,960 Ordinary -11,960 11/10/2024 n/a -1,104 Ordinary -1,104 11/10/2024 n/a 2,894 Ordinary 2,894 11/10/2024 n/a 5,815 Ordinary 5,815 11/10/2024 119.61 -25,862 Ordinary -25,862 11/10/2024 119.62 -76 Ordinary -76 11/10/2024 119.58 194 Ordinary 194 11/10/2024 119.58 37,993 Ordinary 37,993 11/10/2024 119.58 -1,938 Ordinary -1,938 14/10/2024 121.00 5,199 Ordinary 5,199 14/10/2024 121.00 1,161 Ordinary 1,161 14/10/2024 n/a -338 Ordinary -338 14/10/2024 n/a 24,683 Ordinary 24,683 14/10/2024 n/a -6,615 Ordinary -6,615 14/10/2024 n/a 63 Ordinary 63 14/10/2024 n/a 69 Ordinary 69 14/10/2024 121.00 -1,752 Ordinary -1,752 14/10/2024 121.00 194 Ordinary 194 14/10/2024 121.00 -2,047 Ordinary -2,047 15/10/2024 122.07 -533 Ordinary -533 15/10/2024 122.08 -1,413 Ordinary -1,413 15/10/2024 122.07 -599 Ordinary -599 15/10/2024 122.07 2,373 Ordinary 2,373 15/10/2024 n/a -34,802 Ordinary -34,802 15/10/2024 n/a -469 Ordinary -469 15/10/2024 n/a -38,149 Ordinary -38,149 15/10/2024 n/a -80,073 Ordinary -80,073 15/10/2024 n/a 1,884 Ordinary 1,884 15/10/2024 n/a 150,000 Ordinary 150,000 15/10/2024 n/a 1,104 Ordinary 1,104 15/10/2024 n/a -7,690 Ordinary -7,690 15/10/2024 n/a 134 Ordinary 134 15/10/2024 n/a 21 Ordinary 21 15/10/2024 n/a 140 Ordinary 140 15/10/2024 n/a -1,399 Ordinary -1,399 15/10/2024 n/a 4,653 Ordinary 4,653 15/10/2024 n/a 9,320 Ordinary 9,320 15/10/2024 122.08 519 Ordinary 519 15/10/2024 122.07 -76 Ordinary -76 Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out Transfer out STATE STREET GLOBAL ADVISORS LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Transfer in Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Lend - for stock lend SSGA FUNDS MANAGEMENT, INC. Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY

604 Page 58 23-Jan-2025 15/10/2024 122.07 -5,093 Ordinary -5,093 15/10/2024 122.36 -13,488 Ordinary -13,488 15/10/2024 122.07 5,093 Ordinary 5,093 15/10/2024 122.07 533 Ordinary 533 15/10/2024 122.08 2,167 Ordinary 2,167 16/10/2024 120.78 -285 Ordinary -285 16/10/2024 120.78 438 Ordinary 438 16/10/2024 n/a 18,442 Ordinary 18,442 16/10/2024 n/a -17,834 Ordinary -17,834 16/10/2024 n/a -80,871 Ordinary -80,871 16/10/2024 n/a 76,804 Ordinary 76,804 16/10/2024 n/a -392 Ordinary -392 16/10/2024 n/a -179 Ordinary -179 16/10/2024 120.78 381 Ordinary 381 16/10/2024 120.78 1,533 Ordinary 1,533 16/10/2024 120.78 2,847 Ordinary 2,847 16/10/2024 120.78 3,285 Ordinary 3,285 16/10/2024 120.78 285 Ordinary 285 16/10/2024 120.78 1,261 Ordinary 1,261 16/10/2024 120.78 385 Ordinary 385 16/10/2024 120.78 138 Ordinary 138 17/10/2024 118.63 -1,738 Ordinary -1,738 17/10/2024 118.63 -349 Ordinary -349 17/10/2024 118.63 -438 Ordinary -438 17/10/2024 n/a -3,080 Ordinary -3,080 17/10/2024 n/a 8,094 Ordinary 8,094 17/10/2024 n/a 38,985 Ordinary 38,985 17/10/2024 n/a 469 Ordinary 469 17/10/2024 n/a -6,615 Ordinary -6,615 17/10/2024 n/a 10,608 Ordinary 10,608 17/10/2024 n/a -19,171 Ordinary -19,171 17/10/2024 n/a -2,701 Ordinary -2,701 17/10/2024 n/a -5,402 Ordinary -5,402 17/10/2024 118.63 194 Ordinary 194 18/10/2024 117.62 438 Ordinary 438 18/10/2024 n/a 26,708 Ordinary 26,708 18/10/2024 n/a 1,800 Ordinary 1,800 18/10/2024 n/a 60,000 Ordinary 60,000 18/10/2024 n/a 5,970 Ordinary 5,970 18/10/2024 n/a 13,607 Ordinary 13,607 18/10/2024 n/a -32,678 Ordinary -32,678 18/10/2024 n/a -13,205 Ordinary -13,205 18/10/2024 n/a -26,282 Ordinary -26,282 18/10/2024 117.62 230 Ordinary 230 18/10/2024 117.63 -277 Ordinary -277 21/10/2024 119.81 -1,974 Ordinary -1,974 21/10/2024 n/a 11,066 Ordinary 11,066 21/10/2024 n/a -51,171 Ordinary -51,171 21/10/2024 n/a 426 Ordinary 426 21/10/2024 n/a 14,305 Ordinary 14,305 21/10/2024 n/a -2,379 Ordinary -2,379 21/10/2024 n/a 52,035 Ordinary 52,035 21/10/2024 n/a 73 Ordinary 73 21/10/2024 n/a 15,405 Ordinary 15,405 21/10/2024 n/a 1,182 Ordinary 1,182 21/10/2024 n/a -426 Ordinary -426 Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, LTD. STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Transfer in Transfer in SSGA FUNDS MANAGEMENT, INC. Transfer out Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Lend - for stock lend Lend - for stock lend Transfer out Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Transfer out Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET GLOBAL ADVISORS, LTD. Transfer out SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Transfer in Transfer out SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Transfer in

604 Page 59 23-Jan-2025 21/10/2024 119.54 -572 Ordinary -572 21/10/2024 119.81 105 Ordinary 105 21/10/2024 119.81 115 Ordinary 115 21/10/2024 119.81 3,164 Ordinary 3,164 22/10/2024 118.15 -1,999 Ordinary -1,999 22/10/2024 118.15 4,248 Ordinary 4,248 22/10/2024 n/a 25,089 Ordinary 25,089 22/10/2024 118.15 443 Ordinary 443 22/10/2024 118.15 194 Ordinary 194 22/10/2024 118.15 97 Ordinary 97 22/10/2024 118.15 207 Ordinary 207 22/10/2024 118.15 -443 Ordinary -443 22/10/2024 118.15 -4,248 Ordinary -4,248 22/10/2024 118.15 -831 Ordinary -831 22/10/2024 118.19 -7,046 Ordinary -7,046 22/10/2024 118.15 831 Ordinary 831 23/10/2024 n/a -5,764 Ordinary -5,764 23/10/2024 n/a -89,114 Ordinary -89,114 23/10/2024 n/a 173,548 Ordinary 173,548 23/10/2024 n/a 953 Ordinary 953 23/10/2024 n/a 636 Ordinary 636 23/10/2024 n/a 382,071 Ordinary 382,071 23/10/2024 118.46 90 Ordinary 90 23/10/2024 118.38 -7,462 Ordinary -7,462 23/10/2024 118.46 485 Ordinary 485 24/10/2024 117.78 4,727 Ordinary 4,727 24/10/2024 117.76 -165 Ordinary -165 24/10/2024 117.76 -1,461 Ordinary -1,461 24/10/2024 n/a -37,378 Ordinary -37,378 24/10/2024 n/a -67,446 Ordinary -67,446 24/10/2024 n/a 2,978 Ordinary 2,978 24/10/2024 n/a -2,978 Ordinary -2,978 24/10/2024 n/a -953 Ordinary -953 24/10/2024 n/a -636 Ordinary -636 24/10/2024 n/a -382,071 Ordinary -382,071 24/10/2024 117.78 -4,610 Ordinary -4,610 24/10/2024 117.78 1,513 Ordinary 1,513 24/10/2024 117.65 -80 Ordinary -80 24/10/2024 117.78 -8,655 Ordinary -8,655 24/10/2024 117.78 8,655 Ordinary 8,655 24/10/2024 117.78 197 Ordinary 197 24/10/2024 117.78 388 Ordinary 388 24/10/2024 117.78 388 Ordinary 388 24/10/2024 117.78 194 Ordinary 194 24/10/2024 117.78 184 Ordinary 184 25/10/2024 118.08 1,699 Ordinary 1,699 25/10/2024 n/a -73,093 Ordinary -73,093 25/10/2024 n/a -2,909 Ordinary -2,909 25/10/2024 n/a -82,303 Ordinary -82,303 25/10/2024 118.08 -274 Ordinary -274 25/10/2024 118.08 -703 Ordinary -703 25/10/2024 118.08 -193 Ordinary -193 25/10/2024 118.08 -3,145 Ordinary -3,145 28/10/2024 120.12 -738 Ordinary -738 28/10/2024 n/a -82,480 Ordinary -82,480 28/10/2024 n/a -76,575 Ordinary -76,575 STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET SAUDI ARABIA FINANCIAL SOLUTIONS COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Transfer out Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in Transfer in Transfer out STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Transfer in Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Transfer out STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lendSTATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral receivedSTATE STREET BANK AND TRUST COMPANY Transfer out Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Transfer in STATE STREET GLOBAL ADVISORS ASIA LIMITED Lend - for stock lend Collateral received Lend - for stock lend STATE STREET GLOBAL ADVISORS, LTD. STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS ASIA LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Transfer out

604 Page 60 23-Jan-2025 28/10/2024 119.20 150 Ordinary 150 28/10/2024 120.12 2,628 Ordinary 2,628 28/10/2024 n/a 1,594 Ordinary 1,594 28/10/2024 119.20 614 Ordinary 614 29/10/2024 120.94 -3,509 Ordinary -3,509 29/10/2024 121.10 -9,665 Ordinary -9,665 29/10/2024 121.10 -574 Ordinary -574 29/10/2024 121.10 1,829 Ordinary 1,829 29/10/2024 121.10 467 Ordinary 467 29/10/2024 n/a 3,438 Ordinary 3,438 29/10/2024 n/a -36,566 Ordinary -36,566 29/10/2024 n/a -473 Ordinary -473 29/10/2024 n/a -3,092 Ordinary -3,092 29/10/2024 n/a 1,090 Ordinary 1,090 29/10/2024 n/a 2,002 Ordinary 2,002 29/10/2024 n/a -64,613 Ordinary -64,613 29/10/2024 121.10 -467 Ordinary -467 29/10/2024 121.10 -3,102 Ordinary -3,102 29/10/2024 121.10 776 Ordinary 776 29/10/2024 121.10 154 Ordinary 154 29/10/2024 121.10 -1,829 Ordinary -1,829 29/10/2024 121.11 -12,164 Ordinary -12,164 30/10/2024 120.31 -1,655 Ordinary -1,655 30/10/2024 120.31 -334 Ordinary -334 30/10/2024 n/a -14,305 Ordinary -14,305 30/10/2024 n/a -52,035 Ordinary -52,035 30/10/2024 n/a -73 Ordinary -73 30/10/2024 n/a -15,405 Ordinary -15,405 30/10/2024 n/a -1,182 Ordinary -1,182 30/10/2024 n/a 31,000 Ordinary 31,000 30/10/2024 n/a -2,090 Ordinary -2,090 30/10/2024 n/a 59,587 Ordinary 59,587 30/10/2024 n/a -100,000 Ordinary -100,000 30/10/2024 n/a 348 Ordinary 348 30/10/2024 n/a 232 Ordinary 232 30/10/2024 n/a 139,568 Ordinary 139,568 30/10/2024 120.31 194 Ordinary 194 30/10/2024 120.31 194 Ordinary 194 30/10/2024 120.31 414 Ordinary 414 30/10/2024 120.31 184 Ordinary 184 31/10/2024 119.31 561 Ordinary 561 31/10/2024 119.31 1,425 Ordinary 1,425 31/10/2024 119.31 1,581 Ordinary 1,581 31/10/2024 119.31 12,665 Ordinary 12,665 31/10/2024 119.31 5,586 Ordinary 5,586 31/10/2024 119.31 -438 Ordinary -438 31/10/2024 119.31 -12,665 Ordinary -12,665 31/10/2024 119.31 380 Ordinary 380 31/10/2024 119.31 696 Ordinary 696 31/10/2024 n/a 29,500 Ordinary 29,500 31/10/2024 n/a -5,246 Ordinary -5,246 31/10/2024 n/a 36,951 Ordinary 36,951 31/10/2024 n/a -348 Ordinary -348 31/10/2024 n/a -232 Ordinary -232 31/10/2024 n/a -139,568 Ordinary -139,568 31/10/2024 n/a 3,000 Ordinary 3,000 31/10/2024 119.31 -5,191 Ordinary -5,191 STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out Transfer out Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS, LTD. Transfer in Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received

604 Page 61 23-Jan-2025 31/10/2024 119.31 90 Ordinary 90 31/10/2024 119.31 -455 Ordinary -455 31/10/2024 119.31 -696 Ordinary -696 31/10/2024 119.31 -4,631 Ordinary -4,631 31/10/2024 119.31 -1,581 Ordinary -1,581 31/10/2024 119.31 -561 Ordinary -561 31/10/2024 119.31 -1,425 Ordinary -1,425 31/10/2024 119.31 -125 Ordinary -125 31/10/2024 119.31 -3,343 Ordinary -3,343 31/10/2024 120.21 -662 Ordinary -662 31/10/2024 119.31 -613 Ordinary -613 31/10/2024 119.31 46 Ordinary 46 31/10/2024 119.31 7,253 Ordinary 7,253 31/10/2024 119.31 4,631 Ordinary 4,631 31/10/2024 119.31 455 Ordinary 455 31/10/2024 119.31 320 Ordinary 320 01/11/2024 n/a -15,539 Ordinary -15,539 01/11/2024 n/a 1,995 Ordinary 1,995 01/11/2024 n/a 15,478 Ordinary 15,478 01/11/2024 n/a -9,614 Ordinary -9,614 01/11/2024 n/a 1,187 Ordinary 1,187 01/11/2024 n/a -18,660 Ordinary -18,660 01/11/2024 n/a -844 Ordinary -844 01/11/2024 n/a -3,000 Ordinary -3,000 01/11/2024 121.33 230 Ordinary 230 04/11/2024 119.74 438 Ordinary 438 04/11/2024 119.74 4,380 Ordinary 4,380 04/11/2024 n/a -17,300 Ordinary -17,300 04/11/2024 n/a -16,300 Ordinary -16,300 04/11/2024 n/a -150 Ordinary -150 04/11/2024 n/a 150 Ordinary 150 04/11/2024 119.74 291 Ordinary 291 05/11/2024 119.42 1,314 Ordinary 1,314 05/11/2024 n/a -24,612 Ordinary -24,612 05/11/2024 119.42 15 Ordinary 15 05/11/2024 119.50 1,149 Ordinary 1,149 05/11/2024 119.42 231 Ordinary 231 06/11/2024 n/a -13,514 Ordinary -13,514 06/11/2024 119.38 77 Ordinary 77 06/11/2024 119.38 69 Ordinary 69 06/11/2024 119.38 161 Ordinary 161 06/11/2024 119.38 2,275 Ordinary 2,275 07/11/2024 121.66 10,512 Ordinary 10,512 07/11/2024 121.66 903 Ordinary 903 07/11/2024 n/a -60,724 Ordinary -60,724 07/11/2024 121.66 97 Ordinary 97 07/11/2024 121.66 97 Ordinary 97 07/11/2024 121.66 161 Ordinary 161 07/11/2024 121.66 598 Ordinary 598 08/11/2024 123.31 -438 Ordinary -438 08/11/2024 n/a 237,321 Ordinary 237,321 08/11/2024 n/a -16,043 Ordinary -16,043 08/11/2024 n/a 10,276 Ordinary 10,276 08/11/2024 123.90 2,336 Ordinary 2,336 08/11/2024 123.90 40 Ordinary 40 08/11/2024 123.31 154 Ordinary 154 Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Transfer out Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Lend - for stock lendSTATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED SSGA FUNDS MANAGEMENT, INC. Transfer inSTATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Transfer out Transfer in Transfer in SSGA FUNDS MANAGEMENT, INC. SSGA FUNDS MANAGEMENT, INC. STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY Transfer outSTATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in Transfer out Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS LIMITED Lend - for stock lend SSGA FUNDS MANAGEMENT, INC. Transfer out Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED

604 Page 62 23-Jan-2025 08/11/2024 123.31 161 Ordinary 161 11/11/2024 119.61 -204 Ordinary -204 11/11/2024 119.47 876 Ordinary 876 11/11/2024 n/a 4,700 Ordinary 4,700 11/11/2024 n/a 26,119 Ordinary 26,119 11/11/2024 n/a 579 Ordinary 579 11/11/2024 n/a 611 Ordinary 611 11/11/2024 n/a 180 Ordinary 180 11/11/2024 n/a 1,484 Ordinary 1,484 11/11/2024 n/a 40 Ordinary 40 11/11/2024 n/a 89,833 Ordinary 89,833 11/11/2024 n/a 26,226 Ordinary 26,226 11/11/2024 n/a 4,571 Ordinary 4,571 11/11/2024 n/a 5,342 Ordinary 5,342 11/11/2024 n/a 1,431 Ordinary 1,431 11/11/2024 n/a 2,230 Ordinary 2,230 11/11/2024 n/a 3,006 Ordinary 3,006 11/11/2024 n/a 10,982 Ordinary 10,982 11/11/2024 n/a 107 Ordinary 107 11/11/2024 n/a 14,667 Ordinary 14,667 11/11/2024 n/a 18 Ordinary 18 11/11/2024 n/a 205 Ordinary 205 11/11/2024 119.47 -8,440 Ordinary -8,440 11/11/2024 119.47 657 Ordinary 657 11/11/2024 119.47 -4,380 Ordinary -4,380 11/11/2024 119.47 -15,330 Ordinary -15,330 11/11/2024 119.47 -1,314 Ordinary -1,314 11/11/2024 119.47 -12 Ordinary -12 11/11/2024 119.47 161 Ordinary 161 12/11/2024 117.54 -473 Ordinary -473 12/11/2024 117.54 165 Ordinary 165 12/11/2024 117.54 -151 Ordinary -151 12/11/2024 n/a 11,073 Ordinary 11,073 12/11/2024 n/a 78,952 Ordinary 78,952 12/11/2024 n/a -10 Ordinary -10 12/11/2024 n/a 10 Ordinary 10 12/11/2024 n/a -579 Ordinary -579 12/11/2024 n/a -611 Ordinary -611 12/11/2024 n/a -180 Ordinary -180 12/11/2024 n/a -1,484 Ordinary -1,484 12/11/2024 n/a -40 Ordinary -40 12/11/2024 n/a -89,833 Ordinary -89,833 12/11/2024 n/a -26,226 Ordinary -26,226 12/11/2024 n/a -4,571 Ordinary -4,571 12/11/2024 n/a -5,342 Ordinary -5,342 12/11/2024 n/a -1,431 Ordinary -1,431 12/11/2024 n/a -2,230 Ordinary -2,230 12/11/2024 n/a -3,006 Ordinary -3,006 12/11/2024 n/a -10,982 Ordinary -10,982 12/11/2024 n/a -107 Ordinary -107 12/11/2024 n/a -14,667 Ordinary -14,667 12/11/2024 n/a -18 Ordinary -18 12/11/2024 n/a -205 Ordinary -205 12/11/2024 117.54 -1,100 Ordinary -1,100 12/11/2024 117.54 -440 Ordinary -440 12/11/2024 117.54 -4,840 Ordinary -4,840 12/11/2024 117.54 -241 Ordinary -241 STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received SSGA FUNDS MANAGEMENT, INC. Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received SSGA FUNDS MANAGEMENT, INC. Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received SSGA FUNDS MANAGEMENT, INC. SSGA FUNDS MANAGEMENT, INC. Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral receivedSTATE STREET BANK AND TRUST COMPANY Collateral received SSGA FUNDS MANAGEMENT, INC. Collateral received Collateral received Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral receivedSTATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Collateral received Collateral received Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY Transfer outSSGA FUNDS MANAGEMENT, INC. Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received

604 Page 63 23-Jan-2025 12/11/2024 117.54 -76 Ordinary -76 12/11/2024 117.54 307 Ordinary 307 13/11/2024 113.66 -690 Ordinary -690 13/11/2024 115.00 2,025 Ordinary 2,025 13/11/2024 113.66 -7,896 Ordinary -7,896 13/11/2024 113.66 438 Ordinary 438 13/11/2024 115.00 -2,544 Ordinary -2,544 13/11/2024 113.66 690 Ordinary 690 13/11/2024 113.66 1,498 Ordinary 1,498 13/11/2024 n/a 7,195 Ordinary 7,195 13/11/2024 n/a -324 Ordinary -324 13/11/2024 n/a 8,932 Ordinary 8,932 13/11/2024 n/a 6,289 Ordinary 6,289 13/11/2024 113.66 210 Ordinary 210 13/11/2024 113.66 -4,818 Ordinary -4,818 13/11/2024 115.00 504 Ordinary 504 13/11/2024 113.66 -4,623,988 Ordinary -4,623,988 13/11/2024 113.66 294 Ordinary 294 13/11/2024 113.66 207 Ordinary 207 13/11/2024 113.66 4,623,988 Ordinary 4,623,988 14/11/2024 113.70 -143 Ordinary -143 14/11/2024 113.92 1,119 Ordinary 1,119 14/11/2024 n/a 8,529 Ordinary 8,529 14/11/2024 n/a 58,681 Ordinary 58,681 14/11/2024 n/a -870 Ordinary -870 14/11/2024 n/a -139 Ordinary -139 14/11/2024 n/a -49,700 Ordinary -49,700 14/11/2024 n/a 9,371 Ordinary 9,371 14/11/2024 n/a 19,132 Ordinary 19,132 14/11/2024 n/a 111,492 Ordinary 111,492 14/11/2024 n/a 1,463 Ordinary 1,463 14/11/2024 n/a 9,157 Ordinary 9,157 14/11/2024 n/a 13,070 Ordinary 13,070 14/11/2024 113.92 255 Ordinary 255 14/11/2024 n/a -2,291 Ordinary -2,291 14/11/2024 113.92 1,393 Ordinary 1,393 14/11/2024 113.92 161 Ordinary 161 14/11/2024 113.70 350 Ordinary 350 15/11/2024 113.75 1,877 Ordinary 1,877 15/11/2024 113.75 -1,877 Ordinary -1,877 15/11/2024 113.75 -4,286 Ordinary -4,286 15/11/2024 n/a -2,309 Ordinary -2,309 15/11/2024 n/a -15,446 Ordinary -15,446 15/11/2024 n/a -22,002 Ordinary -22,002 15/11/2024 113.75 270 Ordinary 270 15/11/2024 113.75 -358 Ordinary -358 15/11/2024 113.75 -875 Ordinary -875 15/11/2024 113.75 24 Ordinary 24 15/11/2024 113.75 -1,293 Ordinary -1,293 15/11/2024 113.75 154 Ordinary 154 15/11/2024 113.75 875 Ordinary 875 15/11/2024 113.75 358 Ordinary 358 15/11/2024 113.75 1,293 Ordinary 1,293 15/11/2024 113.88 911 Ordinary 911 18/11/2024 116.24 -210 Ordinary -210 18/11/2024 116.21 -438 Ordinary -438 Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer out Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out Transfer out Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Transfer out Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in SSGA FUNDS MANAGEMENT, INC. Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Transfer in Transfer in Transfer out STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS LIMITED Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY Transfer out

604 Page 64 23-Jan-2025 18/11/2024 n/a 18,224 Ordinary 18,224 18/11/2024 n/a 3,179 Ordinary 3,179 18/11/2024 n/a -1,800 Ordinary -1,800 18/11/2024 n/a -8,608 Ordinary -8,608 18/11/2024 n/a 5,429 Ordinary 5,429 18/11/2024 116.21 255 Ordinary 255 18/11/2024 116.27 12,967 Ordinary 12,967 18/11/2024 116.23 -26 Ordinary -26 18/11/2024 116.21 1,620 Ordinary 1,620 18/11/2024 116.24 -284 Ordinary -284 18/11/2024 116.21 161 Ordinary 161 19/11/2024 115.70 938 Ordinary 938 19/11/2024 115.70 1,170 Ordinary 1,170 19/11/2024 n/a 6,178 Ordinary 6,178 19/11/2024 n/a 23,600 Ordinary 23,600 19/11/2024 n/a 2,648 Ordinary 2,648 19/11/2024 n/a -6,764 Ordinary -6,764 19/11/2024 n/a -2,648 Ordinary -2,648 19/11/2024 n/a 586 Ordinary 586 19/11/2024 115.70 -938 Ordinary -938 19/11/2024 115.70 -466 Ordinary -466 19/11/2024 115.70 -4 Ordinary -4 19/11/2024 n/a -13,517 Ordinary -13,517 19/11/2024 n/a 13,517 Ordinary 13,517 19/11/2024 n/a -6,705 Ordinary -6,705 19/11/2024 n/a 6,705 Ordinary 6,705 19/11/2024 n/a -88,950 Ordinary -88,950 19/11/2024 n/a 88,950 Ordinary 88,950 19/11/2024 115.70 154 Ordinary 154 19/11/2024 115.70 230 Ordinary 230 19/11/2024 115.70 -76 Ordinary -76 19/11/2024 115.70 1,046 Ordinary 1,046 19/11/2024 115.93 340 Ordinary 340 20/11/2024 115.90 3,113 Ordinary 3,113 20/11/2024 n/a -72 Ordinary -72 20/11/2024 n/a 89 Ordinary 89 20/11/2024 n/a -6,873 Ordinary -6,873 20/11/2024 n/a -1,434 Ordinary -1,434 20/11/2024 n/a -9,053 Ordinary -9,053 20/11/2024 n/a -89 Ordinary -89 20/11/2024 n/a 1,506 Ordinary 1,506 20/11/2024 115.90 17,156 Ordinary 17,156 20/11/2024 115.90 4,270 Ordinary 4,270 20/11/2024 115.90 23 Ordinary 23 20/11/2024 115.90 92 Ordinary 92 20/11/2024 115.90 75 Ordinary 75 20/11/2024 115.90 207 Ordinary 207 21/11/2024 116.44 317 Ordinary 317 21/11/2024 116.44 3,054 Ordinary 3,054 21/11/2024 n/a 5,460 Ordinary 5,460 21/11/2024 n/a -6,445 Ordinary -6,445 21/11/2024 n/a 35,280 Ordinary 35,280 21/11/2024 116.44 225 Ordinary 225 21/11/2024 116.44 -3,054 Ordinary -3,054 21/11/2024 116.44 -2,347 Ordinary -2,347 21/11/2024 116.44 -12,311 Ordinary -12,311 21/11/2024 116.03 -89 Ordinary -89 Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS LIMITED Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS, LTD. Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS ASIA LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET GLOBAL ADVISORS LIMITED Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS LIMITED SSGA FUNDS MANAGEMENT, INC. Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Transfer out Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Lend - for stock lend Lend - for stock lend SSGA FUNDS MANAGEMENT, INC. Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS, LTD. STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY

604 Page 65 23-Jan-2025 21/11/2024 116.44 -880 Ordinary -880 21/11/2024 116.44 72 Ordinary 72 21/11/2024 116.44 294 Ordinary 294 21/11/2024 116.44 115 Ordinary 115 21/11/2024 116.44 253 Ordinary 253 21/11/2024 116.44 -317 Ordinary -317 21/11/2024 116.44 -722 Ordinary -722 21/11/2024 116.44 2,347 Ordinary 2,347 22/11/2024 n/a -1,383 Ordinary -1,383 22/11/2024 n/a 11,701 Ordinary 11,701 22/11/2024 n/a -16,782 Ordinary -16,782 22/11/2024 n/a 19,807 Ordinary 19,807 22/11/2024 n/a 1,383 Ordinary 1,383 22/11/2024 117.18 5,040 Ordinary 5,040 22/11/2024 117.18 -1,662 Ordinary -1,662 22/11/2024 n/a -1,170 Ordinary -1,170 22/11/2024 117.18 -285 Ordinary -285 22/11/2024 117.18 -277 Ordinary -277 25/11/2024 116.71 -2,075 Ordinary -2,075 25/11/2024 116.71 -2,068 Ordinary -2,068 25/11/2024 116.71 -1,290 Ordinary -1,290 25/11/2024 116.71 -3,949 Ordinary -3,949 25/11/2024 116.71 1,109 Ordinary 1,109 25/11/2024 116.71 8,016 Ordinary 8,016 25/11/2024 116.71 445 Ordinary 445 25/11/2024 116.71 3,949 Ordinary 3,949 25/11/2024 116.71 971 Ordinary 971 25/11/2024 116.71 38,768 Ordinary 38,768 25/11/2024 116.71 2,562 Ordinary 2,562 25/11/2024 116.71 60,669 Ordinary 60,669 25/11/2024 116.71 34 Ordinary 34 25/11/2024 116.71 -1,109 Ordinary -1,109 25/11/2024 116.71 -161 Ordinary -161 25/11/2024 116.71 -971 Ordinary -971 25/11/2024 n/a 183 Ordinary 183 25/11/2024 n/a -1,071 Ordinary -1,071 25/11/2024 n/a -2 Ordinary -2 25/11/2024 n/a -1,447 Ordinary -1,447 25/11/2024 n/a -181 Ordinary -181 25/11/2024 n/a 732 Ordinary 732 25/11/2024 n/a -3,751 Ordinary -3,751 25/11/2024 n/a 339 Ordinary 339 25/11/2024 n/a 1,447 Ordinary 1,447 25/11/2024 116.71 -833 Ordinary -833 25/11/2024 116.71 -445 Ordinary -445 25/11/2024 116.71 -193 Ordinary -193 25/11/2024 116.71 53 Ordinary 53 25/11/2024 116.71 444 Ordinary 444 25/11/2024 116.71 2,389 Ordinary 2,389 25/11/2024 116.71 107 Ordinary 107 25/11/2024 116.71 40 Ordinary 40 25/11/2024 116.71 -151 Ordinary -151 25/11/2024 116.71 1,835 Ordinary 1,835 25/11/2024 116.71 560 Ordinary 560 25/11/2024 116.71 -1,455 Ordinary -1,455 25/11/2024 116.71 398 Ordinary 398 25/11/2024 116.71 -160 Ordinary -160 Lend - for stock lend STATE STREET GLOBAL ADVISORS, LTD. Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. STATE STREET GLOBAL ADVISORS, LTD. STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out Transfer out STATE STREET GLOBAL ADVISORS LIMITED Transfer in Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Transfer out SSGA FUNDS MANAGEMENT, INC. SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS LIMITED Lend - for stock lend SSGA FUNDS MANAGEMENT, INC. STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, LTD. Transfer in STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Lend - for stock lend Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Transfer out STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Transfer out SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY Transfer out Transfer in STATE STREET GLOBAL ADVISORS, LTD. Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET GLOBAL ADVISORS LIMITED Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS LIMITED Transfer out Transfer out STATE STREET BANK AND TRUST COMPANY Transfer out SSGA FUNDS MANAGEMENT, INC. Transfer out STATE STREET BANK AND TRUST COMPANY Transfer out Transfer out STATE STREET GLOBAL ADVISORS LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS, LTD. Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in

604 Page 66 23-Jan-2025 25/11/2024 116.71 196 Ordinary 196 25/11/2024 116.71 833 Ordinary 833 25/11/2024 116.71 6,020 Ordinary 6,020 25/11/2024 116.71 330 Ordinary 330 25/11/2024 116.71 113 Ordinary 113 25/11/2024 116.71 -752 Ordinary -752 26/11/2024 n/a -11,395 Ordinary -11,395 26/11/2024 n/a -2,407 Ordinary -2,407 26/11/2024 n/a -5,460 Ordinary -5,460 26/11/2024 n/a 12,253 Ordinary 12,253 26/11/2024 n/a -11,701 Ordinary -11,701 26/11/2024 n/a -3,871 Ordinary -3,871 26/11/2024 n/a -55,087 Ordinary -55,087 26/11/2024 n/a 2,407 Ordinary 2,407 26/11/2024 n/a -12,660 Ordinary -12,660 26/11/2024 n/a 41,886 Ordinary 41,886 26/11/2024 n/a -268 Ordinary -268 26/11/2024 n/a 19,000 Ordinary 19,000 26/11/2024 117.10 15 Ordinary 15 26/11/2024 117.10 -36 Ordinary -36 26/11/2024 117.10 -179 Ordinary -179 26/11/2024 117.10 207 Ordinary 207 26/11/2024 117.10 292 Ordinary 292 27/11/2024 116.77 -77 Ordinary -77 27/11/2024 117.18 2,264 Ordinary 2,264 27/11/2024 117.18 566 Ordinary 566 27/11/2024 117.18 -351 Ordinary -351 27/11/2024 n/a 27,017 Ordinary 27,017 27/11/2024 n/a 12,660 Ordinary 12,660 27/11/2024 n/a 323 Ordinary 323 27/11/2024 n/a -220,790 Ordinary -220,790 27/11/2024 117.18 60 Ordinary 60 27/11/2024 117.18 -5,060 Ordinary -5,060 27/11/2024 117.18 196 Ordinary 196 27/11/2024 117.18 115 Ordinary 115 27/11/2024 117.18 264 Ordinary 264 28/11/2024 117.15 -6,786 Ordinary -6,786 28/11/2024 n/a 1,160 Ordinary 1,160 28/11/2024 n/a 30,686 Ordinary 30,686 28/11/2024 117.18 1,595 Ordinary 1,595 28/11/2024 117.15 -1,687 Ordinary -1,687 28/11/2024 117.15 -88 Ordinary -88 28/11/2024 117.15 -215 Ordinary -215 29/11/2024 117.88 -14,069 Ordinary -14,069 29/11/2024 118.24 -438 Ordinary -438 29/11/2024 n/a -23,000 Ordinary -23,000 29/11/2024 n/a 32,949 Ordinary 32,949 29/11/2024 n/a 23,000 Ordinary 23,000 29/11/2024 n/a 5,558 Ordinary 5,558 29/11/2024 n/a -18,224 Ordinary -18,224 29/11/2024 118.24 -398 Ordinary -398 29/11/2024 118.24 30 Ordinary 30 29/11/2024 117.90 4,039 Ordinary 4,039 29/11/2024 118.24 -945 Ordinary -945 29/11/2024 118.24 5,969 Ordinary 5,969 29/11/2024 117.19 -696 Ordinary -696 29/11/2024 n/a -779 Ordinary -779 Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. SSGA FUNDS MANAGEMENT, INC. Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend SSGA FUNDS MANAGEMENT, INC. Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Transfer in STATE STREET GLOBAL ADVISORS, LTD. Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out Lend - for stock lend SSGA FUNDS MANAGEMENT, INC. STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer out Transfer out STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED Transfer in STATE STREET GLOBAL ADVISORS, LTD. STATE STREET GLOBAL ADVISORS EUROPE LIMITED

604 Page 67 23-Jan-2025 29/11/2024 118.24 -196 Ordinary -196 29/11/2024 118.24 92 Ordinary 92 29/11/2024 118.24 -1,149 Ordinary -1,149 02/12/2024 119.28 3,679 Ordinary 3,679 02/12/2024 119.28 1,469 Ordinary 1,469 02/12/2024 n/a -14,936 Ordinary -14,936 02/12/2024 n/a 2,375 Ordinary 2,375 02/12/2024 n/a -2,378 Ordinary -2,378 02/12/2024 n/a 3 Ordinary 3 02/12/2024 119.28 588 Ordinary 588 02/12/2024 119.28 158 Ordinary 158 02/12/2024 119.28 230 Ordinary 230 02/12/2024 119.28 250 Ordinary 250 03/12/2024 n/a -1,160 Ordinary -1,160 03/12/2024 n/a -1,036 Ordinary -1,036 03/12/2024 n/a -50,704 Ordinary -50,704 03/12/2024 n/a -14,095 Ordinary -14,095 03/12/2024 n/a -756 Ordinary -756 03/12/2024 n/a -71,033 Ordinary -71,033 03/12/2024 n/a -1,620 Ordinary -1,620 03/12/2024 n/a 9,500 Ordinary 9,500 03/12/2024 n/a -3,438 Ordinary -3,438 03/12/2024 n/a -126,086 Ordinary -126,086 03/12/2024 n/a 64 Ordinary 64 03/12/2024 n/a -64 Ordinary -64 03/12/2024 119.05 -495 Ordinary -495 03/12/2024 119.05 -1,947 Ordinary -1,947 03/12/2024 119.05 294 Ordinary 294 03/12/2024 119.05 161 Ordinary 161 03/12/2024 120.00 325 Ordinary 325 04/12/2024 120.08 623 Ordinary 623 04/12/2024 n/a 13,744 Ordinary 13,744 04/12/2024 n/a -32,949 Ordinary -32,949 04/12/2024 n/a -3,803 Ordinary -3,803 04/12/2024 n/a 4,894 Ordinary 4,894 04/12/2024 n/a -1,091 Ordinary -1,091 04/12/2024 n/a -9,500 Ordinary -9,500 04/12/2024 n/a -1,269 Ordinary -1,269 04/12/2024 n/a -8,529 Ordinary -8,529 04/12/2024 n/a -4,806 Ordinary -4,806 04/12/2024 120.08 60 Ordinary 60 04/12/2024 120.01 2,610 Ordinary 2,610 04/12/2024 120.08 107 Ordinary 107 04/12/2024 120.08 15,465 Ordinary 15,465 05/12/2024 120.34 -268 Ordinary -268 05/12/2024 120.78 593 Ordinary 593 05/12/2024 120.78 -351 Ordinary -351 05/12/2024 n/a 266 Ordinary 266 05/12/2024 n/a -266 Ordinary -266 05/12/2024 120.78 158 Ordinary 158 05/12/2024 120.78 -287 Ordinary -287 05/12/2024 120.78 -2,246 Ordinary -2,246 05/12/2024 120.78 2,246 Ordinary 2,246 05/12/2024 120.78 -839 Ordinary -839 06/12/2024 119.78 138 Ordinary 138 06/12/2024 119.78 322 Ordinary 322 STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Lend - for stock lend Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. STATE STREET GLOBAL ADVISORS LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in Transfer out

604 Page 68 23-Jan-2025 06/12/2024 119.78 417 Ordinary 417 06/12/2024 119.78 472 Ordinary 472 06/12/2024 119.78 95 Ordinary 95 06/12/2024 n/a 1,160 Ordinary 1,160 06/12/2024 n/a 11,487 Ordinary 11,487 06/12/2024 n/a 15,071 Ordinary 15,071 06/12/2024 n/a 27,928 Ordinary 27,928 06/12/2024 n/a -39,415 Ordinary -39,415 06/12/2024 n/a -19,000 Ordinary -19,000 06/12/2024 119.78 321 Ordinary 321 06/12/2024 119.78 -224 Ordinary -224 06/12/2024 119.78 -472 Ordinary -472 06/12/2024 119.78 -1,673 Ordinary -1,673 06/12/2024 119.78 1,673 Ordinary 1,673 06/12/2024 119.78 337 Ordinary 337 09/12/2024 119.49 403 Ordinary 403 09/12/2024 119.49 438 Ordinary 438 09/12/2024 n/a 120,000 Ordinary 120,000 09/12/2024 n/a 454 Ordinary 454 09/12/2024 n/a -60,000 Ordinary -60,000 09/12/2024 n/a -2,696 Ordinary -2,696 09/12/2024 n/a 765 Ordinary 765 09/12/2024 n/a 33,829 Ordinary 33,829 09/12/2024 n/a 2,696 Ordinary 2,696 09/12/2024 119.49 -1,123 Ordinary -1,123 10/12/2024 125.28 -6,831 Ordinary -6,831 10/12/2024 125.28 408 Ordinary 408 10/12/2024 125.28 876 Ordinary 876 10/12/2024 n/a -812 Ordinary -812 10/12/2024 n/a 812 Ordinary 812 10/12/2024 n/a -14,198 Ordinary -14,198 10/12/2024 123.50 -531 Ordinary -531 10/12/2024 123.50 -23 Ordinary -23 10/12/2024 125.28 158 Ordinary 158 10/12/2024 125.40 400 Ordinary 400 10/12/2024 125.28 -2,079 Ordinary -2,079 10/12/2024 125.28 738 Ordinary 738 11/12/2024 124.85 -1,099 Ordinary -1,099 11/12/2024 n/a -1,160 Ordinary -1,160 11/12/2024 n/a -15,071 Ordinary -15,071 11/12/2024 124.85 119 Ordinary 119 11/12/2024 123.81 184 Ordinary 184 11/12/2024 123.81 8 Ordinary 8 11/12/2024 124.85 -299 Ordinary -299 11/12/2024 123.81 158 Ordinary 158 11/12/2024 124.85 39 Ordinary 39 12/12/2024 124.15 -435 Ordinary -435 12/12/2024 124.15 -1,752 Ordinary -1,752 12/12/2024 123.30 -227 Ordinary -227 12/12/2024 n/a 1,160 Ordinary 1,160 12/12/2024 n/a 25,761 Ordinary 25,761 12/12/2024 n/a 407 Ordinary 407 12/12/2024 n/a -29,845 Ordinary -29,845 12/12/2024 n/a 2,517 Ordinary 2,517 12/12/2024 n/a 1,590 Ordinary 1,590 12/12/2024 n/a 1,658 Ordinary 1,658 STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out SSGA FUNDS MANAGEMENT, INC. Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Lend - for stock lend Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Transfer in Transfer out Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED SSGA FUNDS MANAGEMENT, INC. Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Transfer out Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Transfer out Transfer in STATE STREET BANK AND TRUST COMPANY Transfer outSTATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Lend - for stock lend Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, LTD. Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY

604 Page 69 23-Jan-2025 12/12/2024 n/a 1,118 Ordinary 1,118 12/12/2024 n/a 4,266 Ordinary 4,266 12/12/2024 n/a 108 Ordinary 108 12/12/2024 n/a 234,925 Ordinary 234,925 12/12/2024 n/a 72,515 Ordinary 72,515 12/12/2024 n/a 11,959 Ordinary 11,959 12/12/2024 n/a 14,249 Ordinary 14,249 12/12/2024 n/a 5,350 Ordinary 5,350 12/12/2024 n/a 3,967 Ordinary 3,967 12/12/2024 n/a 8,239 Ordinary 8,239 12/12/2024 n/a 34,272 Ordinary 34,272 12/12/2024 n/a 285 Ordinary 285 12/12/2024 n/a 45,447 Ordinary 45,447 12/12/2024 n/a 48 Ordinary 48 12/12/2024 n/a 563 Ordinary 563 12/12/2024 124.15 -97 Ordinary -97 12/12/2024 124.15 -1,110 Ordinary -1,110 12/12/2024 124.15 230 Ordinary 230 12/12/2024 124.15 138 Ordinary 138 13/12/2024 120.72 438 Ordinary 438 13/12/2024 120.72 498 Ordinary 498 13/12/2024 n/a 8 Ordinary 8 13/12/2024 n/a -8 Ordinary -8 13/12/2024 n/a -1,590 Ordinary -1,590 13/12/2024 n/a -1,658 Ordinary -1,658 13/12/2024 n/a -1,118 Ordinary -1,118 13/12/2024 n/a -4,266 Ordinary -4,266 13/12/2024 n/a -108 Ordinary -108 13/12/2024 n/a -234,925 Ordinary -234,925 13/12/2024 n/a -72,515 Ordinary -72,515 13/12/2024 n/a -11,959 Ordinary -11,959 13/12/2024 n/a -14,249 Ordinary -14,249 13/12/2024 n/a -5,350 Ordinary -5,350 13/12/2024 n/a -3,967 Ordinary -3,967 13/12/2024 n/a -8,239 Ordinary -8,239 13/12/2024 n/a -34,272 Ordinary -34,272 13/12/2024 n/a -285 Ordinary -285 13/12/2024 n/a -45,447 Ordinary -45,447 13/12/2024 n/a -48 Ordinary -48 13/12/2024 n/a -563 Ordinary -563 13/12/2024 120.72 1,564 Ordinary 1,564 13/12/2024 120.72 -498 Ordinary -498 13/12/2024 120.72 -2,785 Ordinary -2,785 13/12/2024 120.72 230 Ordinary 230 13/12/2024 120.72 -287 Ordinary -287 16/12/2024 118.64 1,071,483 Ordinary 1,071,483 16/12/2024 118.64 25,705 Ordinary 25,705 16/12/2024 118.64 876 Ordinary 876 16/12/2024 118.64 876 Ordinary 876 16/12/2024 118.64 -4,451 Ordinary -4,451 16/12/2024 118.64 -720 Ordinary -720 16/12/2024 n/a 174 Ordinary 174 16/12/2024 n/a 109 Ordinary 109 16/12/2024 n/a 956 Ordinary 956 16/12/2024 n/a 2,289 Ordinary 2,289 16/12/2024 n/a -364 Ordinary -364 16/12/2024 n/a 29 Ordinary 29 Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Transfer out Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS, LTD. Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY

604 Page 70 23-Jan-2025 16/12/2024 n/a -3,193 Ordinary -3,193 16/12/2024 118.64 184 Ordinary 184 16/12/2024 118.64 5,063 Ordinary 5,063 16/12/2024 118.64 4,451 Ordinary 4,451 16/12/2024 118.64 158 Ordinary 158 17/12/2024 118.51 -3,666 Ordinary -3,666 17/12/2024 118.51 -73 Ordinary -73 17/12/2024 118.51 1,969 Ordinary 1,969 17/12/2024 118.51 45 Ordinary 45 17/12/2024 118.51 657 Ordinary 657 17/12/2024 118.51 -1,214 Ordinary -1,214 17/12/2024 n/a -13,517 Ordinary -13,517 17/12/2024 n/a 13,517 Ordinary 13,517 17/12/2024 n/a -5,926 Ordinary -5,926 17/12/2024 n/a 5,926 Ordinary 5,926 17/12/2024 n/a -87,780 Ordinary -87,780 17/12/2024 n/a 87,780 Ordinary 87,780 17/12/2024 118.51 196 Ordinary 196 17/12/2024 118.51 75 Ordinary 75 18/12/2024 118.63 -61 Ordinary -61 18/12/2024 118.49 -9,870 Ordinary -9,870 18/12/2024 118.49 -350 Ordinary -350 18/12/2024 118.49 -2,593 Ordinary -2,593 18/12/2024 n/a -26,407 Ordinary -26,407 18/12/2024 n/a -1,154 Ordinary -1,154 18/12/2024 n/a 1,154 Ordinary 1,154 18/12/2024 119.31 60 Ordinary 60 18/12/2024 118.49 196 Ordinary 196 18/12/2024 118.49 98 Ordinary 98 18/12/2024 118.49 2,616 Ordinary 2,616 18/12/2024 118.49 -2,616 Ordinary -2,616 18/12/2024 118.49 2,593 Ordinary 2,593 18/12/2024 118.49 7,407 Ordinary 7,407 18/12/2024 118.49 -727 Ordinary -727 18/12/2024 118.49 -1,035 Ordinary -1,035 19/12/2024 117.40 120 Ordinary 120 19/12/2024 117.40 -273 Ordinary -273 19/12/2024 117.40 91 Ordinary 91 19/12/2024 117.40 273 Ordinary 273 19/12/2024 117.40 -11,935 Ordinary -11,935 19/12/2024 117.40 196 Ordinary 196 19/12/2024 117.40 158 Ordinary 158 20/12/2024 116.74 -733 Ordinary -733 20/12/2024 116.74 2,924 Ordinary 2,924 20/12/2024 116.74 1,758 Ordinary 1,758 20/12/2024 116.74 621 Ordinary 621 20/12/2024 116.74 373 Ordinary 373 20/12/2024 116.74 -2,594 Ordinary -2,594 20/12/2024 116.74 -478 Ordinary -478 20/12/2024 116.74 274 Ordinary 274 20/12/2024 116.74 -846 Ordinary -846 20/12/2024 116.74 -2,924 Ordinary -2,924 20/12/2024 116.74 -621 Ordinary -621 20/12/2024 116.74 -482 Ordinary -482 20/12/2024 116.74 349 Ordinary 349 20/12/2024 116.74 933 Ordinary 933 SSGA FUNDS MANAGEMENT, INC. Transfer out STATE STREET GLOBAL ADVISORS LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Transfer out Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS, LTD. Lend - for stock lend Collateral received Transfer in Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Transfer in SSGA FUNDS MANAGEMENT, INC. Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Transfer out Transfer in STATE STREET GLOBAL ADVISORS LIMITED Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Transfer out STATE STREET GLOBAL ADVISORS LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Transfer out SSGA FUNDS MANAGEMENT, INC. STATE STREET GLOBAL ADVISORS LIMITED Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in STATE STREET GLOBAL ADVISORS, LTD. Transfer in Collateral received Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS, LTD. Transfer in Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Transfer in Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in SSGA FUNDS MANAGEMENT, INC. Transfer in SSGA FUNDS MANAGEMENT, INC. Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS LIMITED

604 Page 71 23-Jan-2025 20/12/2024 116.74 770 Ordinary 770 20/12/2024 116.74 -7,063 Ordinary -7,063 20/12/2024 116.74 -675 Ordinary -675 20/12/2024 116.74 438 Ordinary 438 20/12/2024 116.74 370 Ordinary 370 20/12/2024 116.74 482 Ordinary 482 20/12/2024 116.20 289 Ordinary 289 20/12/2024 n/a 84 Ordinary 84 20/12/2024 n/a -84 Ordinary -84 20/12/2024 116.74 192 Ordinary 192 20/12/2024 116.64 13,726 Ordinary 13,726 20/12/2024 116.74 12,173 Ordinary 12,173 20/12/2024 116.74 7,063 Ordinary 7,063 20/12/2024 116.74 3,605 Ordinary 3,605 20/12/2024 116.64 300 Ordinary 300 20/12/2024 116.74 302 Ordinary 302 20/12/2024 116.74 182 Ordinary 182 20/12/2024 116.74 -12,173 Ordinary -12,173 20/12/2024 116.74 -1,875 Ordinary -1,875 20/12/2024 116.64 1,473 Ordinary 1,473 20/12/2024 116.74 2,451 Ordinary 2,451 20/12/2024 116.74 -287 Ordinary -287 20/12/2024 116.74 2,594 Ordinary 2,594 20/12/2024 116.74 1,875 Ordinary 1,875 20/12/2024 116.74 -795 Ordinary -795 20/12/2024 116.74 -2,451 Ordinary -2,451 20/12/2024 116.74 -933 Ordinary -933 20/12/2024 116.74 -302 Ordinary -302 20/12/2024 116.74 -4,088 Ordinary -4,088 20/12/2024 116.74 846 Ordinary 846 20/12/2024 116.74 795 Ordinary 795 20/12/2024 116.74 986 Ordinary 986 20/12/2024 116.74 -349 Ordinary -349 20/12/2024 116.74 -3,605 Ordinary -3,605 23/12/2024 117.14 282 Ordinary 282 23/12/2024 117.14 439 Ordinary 439 23/12/2024 117.14 1,070 Ordinary 1,070 23/12/2024 n/a -765 Ordinary -765 23/12/2024 n/a -7,422 Ordinary -7,422 23/12/2024 n/a -874 Ordinary -874 23/12/2024 n/a -32,638 Ordinary -32,638 23/12/2024 n/a 874 Ordinary 874 23/12/2024 116.67 249 Ordinary 249 23/12/2024 n/a 20,351 Ordinary 20,351 23/12/2024 117.14 196 Ordinary 196 23/12/2024 117.14 196 Ordinary 196 23/12/2024 117.14 158 Ordinary 158 23/12/2024 117.14 11,464 Ordinary 11,464 23/12/2024 117.14 -1,798 Ordinary -1,798 24/12/2024 116.16 878 Ordinary 878 24/12/2024 116.16 8 Ordinary 8 24/12/2024 116.18 -418 Ordinary -418 24/12/2024 116.66 1,855 Ordinary 1,855 27/12/2024 116.83 -88 Ordinary -88 27/12/2024 116.83 295 Ordinary 295 Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED SSGA FUNDS MANAGEMENT, INC. Transfer out Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out Transfer in Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Transfer in Transfer out Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Transfer out Transfer in

604 Page 72 23-Jan-2025 27/12/2024 116.83 -882 Ordinary -882 27/12/2024 n/a -117,362 Ordinary -117,362 27/12/2024 n/a -1,197 Ordinary -1,197 27/12/2024 n/a -11,463 Ordinary -11,463 27/12/2024 116.83 15 Ordinary 15 27/12/2024 116.65 372 Ordinary 372 27/12/2024 116.83 611 Ordinary 611 27/12/2024 116.83 23 Ordinary 23 27/12/2024 116.83 244 Ordinary 244 27/12/2024 116.83 392 Ordinary 392 27/12/2024 116.83 547 Ordinary 547 27/12/2024 116.83 -4,991 Ordinary -4,991 27/12/2024 116.83 -1,736 Ordinary -1,736 27/12/2024 116.83 12 Ordinary 12 27/12/2024 116.83 -321 Ordinary -321 27/12/2024 117.05 2,180 Ordinary 2,180 27/12/2024 116.83 196 Ordinary 196 27/12/2024 116.65 451 Ordinary 451 30/12/2024 117.87 -3,547 Ordinary -3,547 30/12/2024 117.87 79 Ordinary 79 30/12/2024 117.87 158 Ordinary 158 31/12/2024 117.46 -8,600 Ordinary -8,600 31/12/2024 117.46 -1 Ordinary -1 31/12/2024 117.46 2,810 Ordinary 2,810 31/12/2024 117.46 60 Ordinary 60 31/12/2024 117.41 3,096 Ordinary 3,096 31/12/2024 117.41 20,814 Ordinary 20,814 31/12/2024 117.46 4,543 Ordinary 4,543 31/12/2024 117.46 9,999 Ordinary 9,999 02/01/2025 118.20 -1,277 Ordinary -1,277 02/01/2025 118.21 -7,310 Ordinary -7,310 02/01/2025 118.21 1,770 Ordinary 1,770 02/01/2025 117.68 -270 Ordinary -270 02/01/2025 118.21 249 Ordinary 249 03/01/2025 117.47 120 Ordinary 120 03/01/2025 117.47 364 Ordinary 364 03/01/2025 117.63 1,935 Ordinary 1,935 03/01/2025 117.47 12 Ordinary 12 03/01/2025 117.47 4 Ordinary 4 03/01/2025 117.47 -392 Ordinary -392 06/01/2025 115.44 792 Ordinary 792 06/01/2025 115.44 -989 Ordinary -989 06/01/2025 115.44 -501 Ordinary -501 06/01/2025 115.44 4,395 Ordinary 4,395 06/01/2025 115.41 631 Ordinary 631 06/01/2025 115.44 1,302 Ordinary 1,302 06/01/2025 115.44 4,130 Ordinary 4,130 06/01/2025 115.44 4,661 Ordinary 4,661 06/01/2025 115.44 4,130 Ordinary 4,130 06/01/2025 115.44 -173 Ordinary -173 06/01/2025 115.44 -209 Ordinary -209 06/01/2025 115.44 237 Ordinary 237 06/01/2025 115.44 115 Ordinary 115 06/01/2025 115.44 138 Ordinary 138 06/01/2025 115.44 -208 Ordinary -208 07/01/2025 114.65 136 Ordinary 136 STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Transfer in STATE STREET GLOBAL ADVISORS LIMITED STATE STREET GLOBAL ADVISORS, LTD. SSGA FUNDS MANAGEMENT, INC. Transfer out Transfer in Transfer in Lend - for stock lend SSGA FUNDS MANAGEMENT, INC. STATE STREET GLOBAL ADVISORS TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Transfer out Transfer in Transfer in SSGA FUNDS MANAGEMENT, INC. STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED SSGA FUNDS MANAGEMENT, INC. Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in SSGA FUNDS MANAGEMENT, INC. Transfer out Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out Transfer in STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out Transfer in SSGA FUNDS MANAGEMENT, INC. Transfer in Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Transfer in SSGA FUNDS MANAGEMENT, INC. STATE STREET GLOBAL ADVISORS, LTD. Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out Transfer out Transfer in Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS, LTD. Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer inSSGA FUNDS MANAGEMENT, INC. STATE STREET GLOBAL ADVISORS, LTD. Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Transfer in Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS ASIA LIMITED SSGA FUNDS MANAGEMENT, INC. SSGA FUNDS MANAGEMENT, INC. Transfer in Transfer in STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Transfer out Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Transfer in STATE STREET GLOBAL ADVISORS, LTD. Transfer in Transfer in Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS, LTD. Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY

604 Page 73 23-Jan-2025 07/01/2025 114.65 280 Ordinary 280 07/01/2025 114.65 1,943 Ordinary 1,943 07/01/2025 n/a -33 Ordinary -33 07/01/2025 n/a -198 Ordinary -198 07/01/2025 n/a 2,836 Ordinary 2,836 07/01/2025 n/a 13,633 Ordinary 13,633 07/01/2025 n/a -16,469 Ordinary -16,469 07/01/2025 n/a 270 Ordinary 270 07/01/2025 n/a -72 Ordinary -72 07/01/2025 n/a 33 Ordinary 33 07/01/2025 114.65 60 Ordinary 60 07/01/2025 114.65 -1,228 Ordinary -1,228 07/01/2025 114.65 -278 Ordinary -278 07/01/2025 114.65 27 Ordinary 27 07/01/2025 114.65 -76 Ordinary -76 07/01/2025 114.65 1,228 Ordinary 1,228 08/01/2025 115.93 -6,555 Ordinary -6,555 08/01/2025 115.93 -7,549 Ordinary -7,549 08/01/2025 n/a 34 Ordinary 34 08/01/2025 n/a 8,387 Ordinary 8,387 08/01/2025 n/a 537 Ordinary 537 08/01/2025 n/a 12,574 Ordinary 12,574 08/01/2025 n/a 7,141 Ordinary 7,141 08/01/2025 n/a 124 Ordinary 124 08/01/2025 n/a -28,797 Ordinary -28,797 08/01/2025 115.30 134 Ordinary 134 08/01/2025 115.93 294 Ordinary 294 08/01/2025 115.93 115 Ordinary 115 08/01/2025 115.93 115 Ordinary 115 08/01/2025 115.93 72,593 Ordinary 72,593 08/01/2025 115.93 1,015 Ordinary 1,015 08/01/2025 115.93 566 Ordinary 566 09/01/2025 n/a 137 Ordinary 137 09/01/2025 n/a 139 Ordinary 139 09/01/2025 n/a 40,098 Ordinary 40,098 09/01/2025 n/a 10,041 Ordinary 10,041 09/01/2025 n/a 10,041 Ordinary 10,041 10/01/2025 119.04 -272 Ordinary -272 10/01/2025 n/a 193 Ordinary 193 10/01/2025 n/a -2,047 Ordinary -2,047 10/01/2025 n/a 26 Ordinary 26 10/01/2025 n/a 1,828 Ordinary 1,828 10/01/2025 n/a -137 Ordinary -137 10/01/2025 n/a -139 Ordinary -139 10/01/2025 n/a -40,098 Ordinary -40,098 10/01/2025 119.04 4,317 Ordinary 4,317 10/01/2025 119.04 27 Ordinary 27 10/01/2025 119.04 127 Ordinary 127 10/01/2025 119.04 237 Ordinary 237 10/01/2025 119.04 161 Ordinary 161 10/01/2025 119.04 -287 Ordinary -287 13/01/2025 118.95 1,233 Ordinary 1,233 13/01/2025 118.82 4,529 Ordinary 4,529 13/01/2025 n/a 325 Ordinary 325 13/01/2025 n/a 331 Ordinary 331 13/01/2025 n/a 95,910 Ordinary 95,910 13/01/2025 118.82 606 Ordinary 606 Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in Borrow - for stock borrows STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED SSGA FUNDS MANAGEMENT, INC. STATE STREET GLOBAL ADVISORS ASIA LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Transfer in STATE STREET GLOBAL ADVISORS, LTD. Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Collateral received STATE STREET GLOBAL ADVISORS, LTD. Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED SSGA FUNDS MANAGEMENT, INC. Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend SSGA FUNDS MANAGEMENT, INC. Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Transfer out Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED

604 Page 74 23-Jan-2025 14/01/2025 119.80 -792 Ordinary -792 14/01/2025 119.80 -860 Ordinary -860 14/01/2025 119.81 1,706 Ordinary 1,706 14/01/2025 n/a -325 Ordinary -325 14/01/2025 n/a -331 Ordinary -331 14/01/2025 n/a -95,910 Ordinary -95,910 14/01/2025 119.64 14,369 Ordinary 14,369 14/01/2025 119.80 3,060 Ordinary 3,060 14/01/2025 119.80 8 Ordinary 8 14/01/2025 119.80 184 Ordinary 184 15/01/2025 119.49 2,760 Ordinary 2,760 15/01/2025 n/a -379 Ordinary -379 15/01/2025 n/a 379 Ordinary 379 15/01/2025 119.49 2,891 Ordinary 2,891 15/01/2025 119.77 2,399 Ordinary 2,399 16/01/2025 119.61 7,508 Ordinary 7,508 16/01/2025 121.00 -212 Ordinary -212 16/01/2025 119.61 4,637 Ordinary 4,637 16/01/2025 n/a -379 Ordinary -379 16/01/2025 n/a 7 Ordinary 7 16/01/2025 n/a 372 Ordinary 372 16/01/2025 119.61 4 Ordinary 4 16/01/2025 119.61 404 Ordinary 404 16/01/2025 119.61 79 Ordinary 79 16/01/2025 119.61 184 Ordinary 184 17/01/2025 n/a 32 Ordinary 32 17/01/2025 n/a 3,749 Ordinary 3,749 17/01/2025 n/a -3,781 Ordinary -3,781 17/01/2025 118.86 400 Ordinary 400 17/01/2025 118.71 213 Ordinary 213 20/01/2025 120.09 -19 Ordinary -19 21/01/2025 120.61 4,760 Ordinary 4,760 21/01/2025 120.61 -345 Ordinary -345 21/01/2025 120.61 -341 Ordinary -341 21/01/2025 n/a 19,827 Ordinary 19,827 21/01/2025 n/a 12,664 Ordinary 12,664 21/01/2025 n/a 8,840 Ordinary 8,840 21/01/2025 n/a 113 Ordinary 113 21/01/2025 n/a 57,058 Ordinary 57,058 21/01/2025 n/a 164,383 Ordinary 164,383 21/01/2025 n/a -113 Ordinary -113 21/01/2025 n/a 17,739 Ordinary 17,739 21/01/2025 n/a 253,181 Ordinary 253,181 21/01/2025 n/a 51,800 Ordinary 51,800 21/01/2025 n/a 14,508 Ordinary 14,508 21/01/2025 120.61 30 Ordinary 30 21/01/2025 120.61 -1,142 Ordinary -1,142 21/01/2025 120.61 -5,947 Ordinary -5,947 21/01/2025 120.61 -13,241 Ordinary -13,241 21/01/2025 120.61 -204 Ordinary -204 21/01/2025 120.61 158 Ordinary 158 21/01/2025 120.61 1,142 Ordinary 1,142 21/01/2025 120.61 5,947 Ordinary 5,947 STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend SSGA FUNDS MANAGEMENT, INC. Transfer in SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out Lend - for stock lend SSGA FUNDS MANAGEMENT, INC. Transfer out STATE STREET GLOBAL ADVISORS LIMITED Transfer in Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Collateral received Transfer in Transfer out SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Lend - for stock lend Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Transfer in STATE STREET GLOBAL ADVISORS, LTD. STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend

604 Page 75 23-Jan-2025 Annexure B This is Annexure B referred to in Form 604, Notice of change of interest of substantial holder 23/01/2025 Does the lender have the right to recall the securities early (ie before the scheduled return date)? [Yes/No] No, assuming the borrower returns the borrowed securities or equivalent securities If yes, in which circumstances? n/a (lender must return securities collateral if the borrower returns the borrowed securities or equivalent securities) Scheduled date (if any) when the securities are expected to be returned to the lender or its nominee (ie return date) No scheduled return date. Securities collateral is returned on termination of related securities loan Does the borrower have the right to return the securities early? [Yes/No] At any time subject to returning the borrowed securities or equivalent securities or providing alternative collateral If yes, in which circumstances? At any time subject to returning the borrowed securities or equivalent securities or providing alternative collateral Are there any restrictions on voting rights? (1) Yes, but only if the borrower defaults and ownership is enforce; (2) Yes If yes, in what detail? (1) Only if the borrower defaults and ownership is enforced; Date on which the securities were (or are) expected to be delivered to the borrower or its nominee (ie borrow date): The dates on which the securities were transferred, as indicated in Annexure A to this notice Holder of voting rights LENDER If yes, in which circumstances? Lender can require return of securities or equivalent securities at any time subject to giving notice Are there circumstances in which the borrower will not be required to return the securities on settlement? [Yes/No] No If yes, in which circumstances? n/a Part B: For relevant interests arising out of lending securities - State Street Bank and Trust Company acquires a relevant interest in securities through taking a security interest (“title transfer”) over the securities as collateral to secure a securities loan. (See Part A of this Annexure for securities loan details.) Type of agreement: Global Master Securities Lending Agreement Securities Lending Authorisation Agreement If requested, a pro forma copy of the agreement will be given to the ASIC or the company or responsible entity to whom the prescribed report was given. Parties to agreement: (1) State Street Bank and Trust Company (2) Counterparty / entities details to be shared, as and when requested. Does the borrower have the right to return the securities early? [Yes/No] No scheduled return date. Borrower can return securities or equivalent securities at any time subject to giving notice If yes, in which circumstances? Borrower can return securities or equivalent securities at any time subject to giving notice Does the lender have the right to recall the securities early (ie before the scheduled return date)? [Yes/No] No scheduled return date. Lender can require return of securities or equivalent securities at any time subject to giving notice If yes, in what detail? (1) Only if instructed to by the borrower (2) As determined by the owner of the securities Date on which the securities were (or are) expected to be delivered to the borrower or its nominee (ie borrow date): The dates on which the securities were delivered by State Street Bank and Trust Company as borrower are set out in Annexure A to this notice Scheduled date (if any) when the securities are expected to be returned to the lender or its nominee (ie return date) No scheduled return date Parties to agreement: (1) State Street Bank and Trust Company (2) Counterparty / entities details to be shared, as and when requested. Holder of voting rights BORROWER Are there any restrictions on voting rights? (1) No (2) Yes. (Borrower has the right to vote, but may on-lend securities) Type of agreement: Securities Lending Authorisation Agreement/ Global Master Securities Lending Agreement/ Securities Loan Agreement. A pro forma copy of the agreement will be given if requested by the ASIC or the company or responsible entity to whom the prescribed report is given. Alok Maheshwary Authorised signatory Dated the State Street Bank and Trust Company will, if requested by the company or responsible entity to whom this form must be given under the Corporations Act 2001 (Cth) or if requested by the Australian Securities and Investment Commission (ASIC), provide a copy of the master securities lending agreement/s and security agreement/s referred to below to the company, responsible entity or ASIC. Part A: For relevant interests arising out of lending securities - State Street Bank and Trust Company acquires relevant interest as lender of the securities under securities lending authorisation agreement, subject to obligation to return under the agreement. (State Street Bank and Trust Company has lent the securities and retains relevant interest as per Part B of this Annexure.)

604 Page 76 23-Jan-2025 Annexure C This is Annexure C referred to in Form 604, Notice of change of interest of substantial holder 23/01/2025 Does the lender have the right to recall the securities early (ie before the scheduled return date)? [Yes/No] No scheduled return date. Lender can require return of securities or equivalent securities at any time subject to giving notice If yes, in which circumstances? Lender can require return of securities or equivalent securities at any time subject to giving notice Are there circumstances in which the borrower will not be required to return the securities on settlement? [Yes/No] No If yes, in which circumstances? n/a Scheduled date (if any) when the securities are expected to be returned to the lender or its nominee (ie return date) No scheduled return date Does the borrower have the right to return the securities early? [Yes/No] No scheduled return date. Borrower can return securities or equivalent securities at any time subject to giving notice If yes, in which circumstances? Borrower can return securities or equivalent securities at any time subject to giving notice Are there any restrictions on voting rights? (1) Yes, but only if the lender recalls the loan and exercises its right to become the registered holder (2) Yes (while registered holder) If yes, in what detail? (1) Only if the lender recalls the loan and exercises its right to become the registered holder (2) Borrower may exercise voting rights (while registered holder) Date on which the securities were (or are) expected to be delivered to the borrower or its nominee (ie borrow date): The dates on which the securities were delivered to the borrower are set out in Annexure A to this notice Holder of voting rights LENDER If yes, in which circumstances? Lender can require return of securities or equivalent securities at any time subject to giving notice Are there circumstances in which the borrower will not be required to return the securities on settlement? [Yes/No] No If yes, in which circumstances? n/a Part B: For relevant interests arising out of lending securities - State Street Bank and Trust Company lends the securities under securities lending agreement, and retains relevant interest through the right to recall the securities or equivalent securities. Type of agreement: Global Master Securities Lending Agreement/Master Securities Loan Agreement. If requested, a pro forma copy of the agreement will be given to the ASIC or the company or responsible entity to whom the prescribed report was given. Parties to agreement: (1) State Street Bank and Trust Company (2) Counterparty / entities details to be shared, as and when requested. Does the borrower have the right to return the securities early? [Yes/No] No scheduled return date. Borrower can return securities or equivalent securities at any time subject to giving notice If yes, in which circumstances? Borrower can return securities or equivalent securities at any time subject to giving notice Does the lender have the right to recall the securities early (ie before the scheduled return date)? [Yes/No] No scheduled return date. Lender can require return of securities or equivalent securities at any time subject to giving notice If yes, in what detail? (1) Only if the borrower is the registered holder. However the securities are on-lent by the borrower as per Part B of this Annexure (2) n/a Date on which the securities were (or are) expected to be delivered to the borrower or its nominee (ie borrow date): The dates on which the securities were delivered to State Street Bank and Trust Company as borrower are set out in Annexure A to this notice Scheduled date (if any) when the securities are expected to be returned to the lender or its nominee (ie return date) No scheduled return date Parties to agreement: (1) State Street Bank and Trust Company (2) Counterparty / entities details to be shared, as and when requested. Holder of voting rights BORROWER Are there any restrictions on voting rights? (1) Yes (if the borrower is the registered holder. However the securities are on-lent by the borrower as per Part B of this Annexure) (2) No, not during term of securities loan Type of agreement: Global Master Securities Lending Agreement/Master Securities Loan Agreement/Securities Loan Agreement. If requested, a pro forma copy of the agreement will be given to the ASIC or the company or responsible entity to whom the prescribed report was given. Alok Maheshwary Authorised signatory Dated the State Street Bank and Trust Company will, if requested by the company or responsible entity to whom this form must be given under the Corporations Act 2001 (Cth) or if requested by the Australian Securities and Investment Commission (ASIC), provide a copy of the master securities lending agreement/s and security agreement/s referred to below to the company, responsible entity or ASIC. Part A: For relevant interests arising out of lending securities - State Street Bank and Trust Company acquires relevant interest as borrower of the securities under securities lending agreement, subject to obligation to return under the agreement. (State Street Bank and Trust Company has on-lent the securities and retains relevant interest as per Part A of this Annexure.)

604 Page 77 23-Jan-2025 If yes, in which circumstances? At any time subject to returning the borrowed securities or equivalent securities or providing alternative collateral Does the lender have the right to recall the securities early (ie before the scheduled return date)? [Yes/No] No, assuming the borrower returns the borrowed securities or equivalent securities If yes, in which circumstances? n/a (lender must release pledged securities if the borrower returns the borrowed securities or equivalent securities) Date on which the securities were (or are) expected to be delivered to the borrower or its nominee (ie borrow date): The dates on which the securities were pledged, as indicated in Annexure A to this notice Scheduled date (if any) when the securities are expected to be returned to the lender or its nominee (ie return date) No scheduled release date. Securities are released from pledge on termination of related securities loan Does the borrower have the right to return the securities early? [Yes/No] No scheduled release date. Securities are released from pledge on termination of related securities loan or the provision of alternative collateral Holder of voting rights LENDER Are there any restrictions on voting rights? (1) Yes, but only if the borrower defaults and pledge is enforced If yes, in what detail? (1) Only if the borrower defaults and pledge is enforced (2) In accordance with ordinary rights as registered holder, either directly or through nominee holder Parties to agreement: (1) State Street Bank and Trust Company (2) Counterparty / entities details to be shared, as and when requested. Part C: For relevant interests arising out of lending securities - State Street Bank and Trust Company acquires a relevant interest in securities through taking a security interest (“pledge”) over the securities as collateral to secure a securities loan. (See Part B of this Annexure for securities loan details.) Type of agreement: Global Master Securities Lending Agreement Security Agreement: If requested, a pro forma copy of the agreement will be given to the ASIC or the company or responsible entity to whom the prescribed report was given.